# ARHAUS®

2024 ANNUAL REPORT

# THE MAKING WE
# WERE MEANT FOR

The absence of compromise creates an uncommon commitment.
One where time is taken and every material is thoughtfully chosen.
Together with our artisan partners near and far, we uphold the values
that set us apart—heirloom quality, exceptional comfort,
and impeccable design—as we have since 1986.

Cutters of fabric and leather. Sculptors of wood. Carvers of stone.
In studios and workshops around the world, our dedicated artisan
partners lovingly craft our collections to last.

*Photos at left: The Arhaus Upholstery team, Conover, NC; Lynne, Utility Sewer, North Carolina; John Reed, Arhaus Founder, Chairman & CEO;*
*Darren, Upholsterer, North Carolina; Antonia, Artist, Mexico; Rino, Studio Owner & Artist, Italy*

# IMMERSIVE INSPIRATION:
# THE ARHAUS SHOWROOM

From the moment you walk through the doors, you see it. You feel it.

Visiting an Arhaus showroom is an experience unlike any other. Exquisite, heirloom-quality collections,
crafted by artisans around the world, fill every space. Carefully curated and layered together, they wait to inspire.

Our industry-leading Interior Designers are waiting here, too. Always ready to help solve challenges,
answer questions, and provide guidance, their passion and expertise define and differentiate our brand.

We believe retail is theater...and it's where the Arhaus experience begins. Retail is inspiration, discovery,
and delight. An opportunity to find and to feel. A place to dream.

◆◆◆

In 2024, we achieved record growth[1] with 16 showroom projects—11 new openings and
5 strategic relocations—marking our largest single-year growth in company history. We also reached
an important milestone, growing from 92 to 103 locations and celebrating our 100th showroom opening.
Building on our strong growth foundation, our long-term goal is to reach 165 Traditional Showroom locations.



● TRADITIONAL - 85     ● STUDIOS - 11     ● LOFTS - 7

*Studios and showrooms featured: Peachtree City, Georgia; The Grove, Los Angeles; Naples, Florida; Topanga, California*
*[1]Record Growth: Defined as the highest number of combined new showroom openings and strategic relocations in a single year.*

**A LETTER FROM JOHN REED, FOUNDER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER**

As we begin Arhaus' 39th year, I want to express my deepest gratitude to our dedicated teams, our clients, and our shareholders for their continued support. Our vision remains unchanged: to create furniture and décor that is responsibly sourced, lovingly made, and built to last.

Despite macroeconomic uncertainty, 2024 was a year of strong momentum, reflecting disciplined execution of our strategy and continued investments in our brand, products, and people. Our focus remains steadfast on what differentiates Arhaus: impeccable design, exceptional craftsmanship, and uncompromising quality – all of which resonate deeply with clients seeking livable luxury.

**STRATEGIC GROWTH & EXPANSION** – This past year marked a milestone as we opened our 100th showroom, expanding to 103 locations across 30 states. Our largest expansion year in company history included 11 new showroom openings and 5 strategic relocations in key markets, reinforcing our commitment to long-term, sustainable growth. We see significant whitespace opportunity ahead, with a strategy to open an average of five to seven new Traditional Showrooms annually, alongside additional Design Studios and showroom relocations.

Our showroom expansion strengthens brand awareness, client engagement, and market share, with immersive in-store experiences and best-in-class service driving higher spending levels. Our showroom team is a key differentiator, curating immersive experiences that inspire clients and reinforce Arhaus' reputation for livable luxury.

**DELIVERING EXCELLENCE THROUGH INNOVATION** – Arhaus has always been driven by design and product innovation. In 2024, we enhanced our product offerings with expanded wood furniture selections, versatile designs with interchangeable components for greater customization, and elevated power motion furniture that seamlessly blends comfort with craftsmanship. Every piece is designed with the finest materials and an unwavering focus on quality, comfort, and artistry.

Our designs are brought to life through collaborations with world-class artisans and craftspeople, ensuring each piece reflects Arhaus' commitment to artistry and quality. Our direct sourcing model allows us to scale production efficiently, maintain quality control, and bypass wholesaler markups. We have built a diversified global supply network, partnering with artisans and manufacturers across North America, Europe, and Southeast Asia. The United States remains our largest source of net revenue, including our internal manufacturing operations, ensuring flexibility and resilience in a dynamic global landscape.

**LOOKING AHEAD WITH OPTIMISM** – Our long-term strategy remains focused on four key priorities:

> **Increasing Brand Awareness** – Expanding our omni-channel presence through showroom growth, enhanced digital marketing, and website optimization.
>
> **Expanding Our Showroom Footprint** – We are already halfway to our goal of 165 Traditional Showrooms, supported by a robust pipeline and a thoughtful, disciplined expansion approach.
>
> **Enhancing Omni-channel Capabilities and Technology** – Ensuring a seamless, engaging customer experience across all touchpoints—especially e-commerce, which we believe is our fastest-growing revenue channel.
>
> **Investing in Growth to Build Scale and Enhance Long-Term Margins** – Strategic investments in system upgrades and technology will drive efficiency and long-term profitability.

With a debt-free balance sheet, we remain well positioned to invest in future growth while maintaining financial flexibility. The premium home furnishings market presents tremendous opportunities, and we are excited to continue building on nearly four decades of success.

**GRATITUDE AND COMMITMENT** – I want to extend my heartfelt appreciation to our teams, whose dedication and passion continue to drive Arhaus forward. To our clients, thank you for your trust and loyalty. To our shareholders, we value your support as we execute on our long-term strategy and vision.

I invite you to visit us in one of our showrooms or at Arhaus.com to experience the artistry and innovation that define Arhaus. We look forward to continuing this journey together, bringing beautifully crafted, heirloom-quality furniture into homes for years to come.

Sincerely,

*John P Reed*

**JOHN REED**
Founder, Chairman & Chief Executive Officer

# ARHAUS®

your home

FORM 10-K

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from     to**

Commission file number 001-41009

Arhaus, Inc.
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **87-1729256** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**51 E. Hines Hill Road, Boston Heights, Ohio**

(Address of Principal Executive Offices)

**44236**

(Zip Code)

**(440) 439-7700**

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Trading Symbol(s)** | **Name of each exchange on which registered** |
|---|---|---|
| Class A common stock, $0.001 par value per share | ARHS | The Nasdaq Global Select Market |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes ☐    No ☒

Based on the closing sales price as reported on The Nasdaq Global Select Market on June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant on that date was approximately $866.0 million.

As of February 21, 2025, the registrant had 53,465,434 shares of Class A common stock and 87,115,600 shares of Class B common stock outstanding.

**Documents Incorporated By Reference:**

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held May 15, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

**Table of Contents**

|  |  | **Page** |
|---|---|---|

|  | **Part I** | 3 |
|---|---|---|
| Item 1. | Business | 3 |
| Item 1A. | Risk Factors | 12 |
| Item 1B. | Unresolved Staff Comments | 42 |
| Item 1C. | Cybersecurity | 42 |
| Item 2. | Properties | 43 |
| Item 3. | Legal Proceedings | 43 |
| Item 4. | Mine Safety Disclosures | 43 |
|  | **Part II** | 44 |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 44 |
| Item 6. | [Reserved] | 45 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 46 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 54 |
| Item 8. | Financial Statements and Supplementary Data | 55 |
|  | Consolidated Balance Sheets | 58 |
|  | Consolidated Statements of Comprehensive Income | 59 |
|  | Consolidated Statements of Changes in Stockholders' Equity | 60 |
|  | Consolidated Statements of Cash Flows | 61 |
|  | Notes to Consolidated Financial Statements | 63 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosures | 86 |
| Item 9A. | Controls and Procedures | 86 |
| Item 9B. | Other Information | 89 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 89 |
|  | **Part III** | 90 |
| Item 10. | Directors, Executive Officers and Corporate Governance | 90 |
| Item 11. | Executive Compensation | 93 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 93 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 93 |
| Item 14. | Principal Accountant Fees and Services | 93 |
|  | **Part IV** | 94 |
| Item 15. | Exhibits and Financial Statement Schedules | 94 |
| Item 16. | Form 10-K Summary | 98 |
| **Signatures** |  | 99 |

**Special Note Regarding Forward-Looking Statements**

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "Annual Report" or "10-K"). This 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or are proven incorrect, could cause our business and results of operations to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," "could," "seek," "guidance," "predict," "potential," "likely," "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Past performance is not a guarantee of future results or returns and no representation or warranty is made regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following:

- Our ability to manage and maintain the growth rate of our business;
- Our ability to obtain quality merchandise in sufficient quantities;
- Disruption in our receiving and distribution system, including delays in the integration of our distribution centers and the possibility that we may not realize the anticipated benefits of multiple distribution centers;
- Effects of new or proposed tariffs and changes to international trade policies and agreements;
- The possibility of cyberattacks and our ability to maintain adequate cybersecurity systems and procedures;
- Loss, corruption and misappropriation of data and information relating to clients and employees;
- Changes in and compliance with applicable data privacy rules and regulations;
- Risks as a result of constraints in our supply chain;
- A failure of our vendors to meet our quality standards;
- Declines in general economic conditions that affect consumer confidence and consumer spending that could adversely affect our revenue;
- Our ability to anticipate changes in consumer preferences;
- Risks related to maintaining and increasing Showroom traffic and sales;
- Our ability to compete in our market;
- Our ability to adequately protect our intellectual property;
- Compliance with applicable governmental regulations;
- Effectively managing our eCommerce sales channel and digital marketing efforts;
- Our reliance on third-party transportation carriers and risks associated with freight and transportation costs; and
- Compliance with SEC rules and regulations as a public reporting company.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under *Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* and elsewhere in this Annual Report. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements. These statements are based on information available to us as of the date of this 10-K. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

**Part I**

## Item 1. Business

### Overview

Founded in 1986 by John Reed, our current Chief Executive Officer ("CEO") and his father, Arhaus, Inc. ("Arhaus," "Company," "we," "us" or "our") is a growing lifestyle brand and omni-channel retailer of artisan-crafted home furnishings. We were founded on a simple idea: furniture should be responsibly sourced, lovingly made and built to last. Today, we partner with artisans around the world who share our vision, creating beautiful, premium and heirloom-quality home furnishings that clients can use for generations. On November 4, 2021, the Company completed its initial public offering ("IPO") of its Class A common stock, which is traded on the Nasdaq Global Select Market (the "Nasdaq") under the symbol "ARHS."

Our vertical model, consisting of our design and product development teams, upholstery manufacturing capabilities, direct vendor sourcing, and direct-to-consumer selling, allows us to offer a differentiated approach to furniture and décor. We offer merchandise in a number of categories, including furniture, outdoor, lighting, textiles and décor. Our curated assortments are presented across our merchandise sales channels in sophisticated, family friendly and unique lifestyle settings.

Based on third-party reports, publicly available data and our internal research, we estimate the United States premium home furnishing market is approximately $100 billion. This attractive market is highly fragmented, served by many small independent furniture stores, which favorably positions us to grow profitably and gain market share. We believe we are well positioned within this market due to our unique approach, momentum, scale and growth strategies.

Our products are designed to be used and enjoyed throughout the home and are sourced directly from a network of more than 400 vendors with no wholesale or dealer markup. Our product development teams work alongside our direct sourcing partners to bring to market proprietary merchandise that is a great value to clients. These relationships, along with our vertical model, allow us to provide higher quality products at more competitive prices than both smaller independent operators and larger competitors.

We believe in providing a dynamic and welcoming experience in our Showrooms and online with the conviction that retail is theater. Our Showrooms are highly inspirational and function as an invaluable brand awareness vehicle, while our eCommerce sales channel acts as a virtual extension of our Showrooms. Our seasoned sales associates and in-home designers provide expert advice and assistance to our client base that drives significant client engagement. Our omni-channel model allows clients to begin or end their shopping journey online, while also experiencing our theater-like Showrooms throughout the shopping journey. As of December 31, 2024, we operated 103 Showrooms in 30 states, consisting of 85 Traditional Showrooms, 11 Design Studios and 7 Outlets.

Our business witnessed healthy performance over the last three years. Our performance is summarized in the following table:

| | Year Ended December 31, 2024 | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| Net revenue | $1,271,107 | $1,287,704 | $1,228,928 |
| Demand comparable growth (decline) | (2.2)% | 7.6 % | 13.8 % |
| Comparable growth (decline) | (8.0)% | 1.4 % | 51.6 % |

Our long-standing direct sourcing partnerships were a significant contributor to our success, as many of our vendors increased capacity to help facilitate our net revenue growth. We benefited from these important, long-term relationships as our vendors worked with us to help meet the unprecedented increase in client demand and relieve significant backlog that we had experienced in recent years.

### Our Competitive Strengths

#### *A Differentiated Concept Delivering Livable Luxury*

We provide a differentiated concept, redefining the premium home furnishing market by offering an attractive combination of design, quality, value and convenience. Artisan-crafted and globally curated, our products are highly differentiated from both small and large competitors. We create merchandise that offers livable luxury style with elements of durability and practicality. We serve our clients through our Showrooms and eCommerce sales channels, print and digital media and high-quality client service. In a market characterized by small, independent competitors, we believe our premium lifestyle positioning, artisan-crafted style, superior quality, significant scale and level of convenience will enable us to increase our market share.

### Highly Experiential Omni-Channel Approach

We strive to offer our products to our clients via our omni-channel approach and operate our business in a channel agnostic way. Leveraging our proprietary data and technology, we are able to meet our clients wherever they want to shop, whether online or in one of our 103 Showrooms. Our product development and omni-channel go-to-market capabilities, together with our infrastructure and significant scale, enable us to offer a compelling combination of design, quality and value that we believe provides an unmatched experience.

> **Showrooms**. Our theater-like Showrooms act as an exceptionally strong brand-building tool and drive significant traffic. Our Traditional Showrooms average approximately 16,600 square feet. Our smaller format Design Studios, which are located in areas such as affluent second home markets where a lower square footage format is preferred, average approximately 5,400 square feet.

> **eCommerce**. Our online capabilities are an important entry point into our ecosystem, providing our clients with research and discovery tools and allowing them to begin or complete transactions online. Our online design service professionals and virtual tools complement our eCommerce sales channel by engaging clients and providing them with expert design advice and capabilities. Driven by investment in our digital platform, we believe we can increase our eCommerce penetration over time.

> **Print and Digital Media**. We distribute two large catalogs each year, a spring and a fall edition, in both an online and physical format to millions of households, which have yielded strong results. We also distribute smaller mailers and postcards throughout the year to targeted audiences. In addition, we advertise consistently across digital platforms and regularly partner with social media influencers to drive brand awareness. Our print and digital media strategy drives both Showroom and eCommerce net revenue as it raises brand awareness and showcases new merchandise.

> **In-home Designer Services**. We welcome all clients to use our complimentary in-home designer services with no appointment required. Our in-home designers, who work with clients in the Showroom and travel to our clients' residences, work in unison with our Showrooms and eCommerce sales channels to drive client conversion, order size and overall experience. In-home designer services provide a more personalized client experience and produce average order values ("AOVs") over four times that of a standard order.

### Strong Direct Global Sourcing Relationships

Our direct global sourcing relationships allow us to provide superior quality, differentiated customization and attractive value. We have longstanding relationships with our vendors which allow us a number of competitive advantages, including the ability to maintain consistent quality and ensure the majority of our products, approximately 95% based on net revenue in 2024, can only be purchased from Arhaus. Coupled with our direct global sourcing network, we maintain highly adept in-house product design and development experts that partner with our vendors to innovate and create highly customized offerings. For more information on our Global Sourcing and Product Development see the "Our Products, Sourcing and Product Development" section below.

### Superior and Consistent Unit Economics

Our inspirational, theater-like Showrooms have generated robust unit-level financial results, strong free cash flow and attractive, rapid returns on our investment. We have been successful across all geographic regions we have entered and have proven to be resilient to competitive entrants. Our Showrooms have performed well in large and small markets, urban and suburban locations and across various Showroom formats and layouts. Our average unit volumes are relatively consistent across the Northeast, West, Midwest and South regions. Further, our seamless omni-channel experience contributes significant uplift in our markets.

**Our Growth Strategies**

We believe there is a significant opportunity to drive sustainable growth and profitability by executing on the following strategies:

*Increase Brand Awareness to Drive Net Revenue*

We will continue to increase our brand awareness through an omni-channel approach which includes the growth of our Showroom footprint, enhanced digital marketing, improvement in website features and analytics and continued product assortment optimization:

**Expand Showroom Footprint.** Our Showrooms are a key component of our brand. We believe the expansion of our Showroom footprint will give more clients the opportunity to experience our inspirational and premium lifestyle concept, increasing brand awareness and driving net revenue.

**Enhance Digital Marketing Capabilities.** Digital advertising, search, on-site offerings, and social media engagement are important branding and advertising vehicles. Using these engagement methods within our omni-channel model contributes significantly to our brand awareness. We believe that continued investment in brand marketing, data-led insights and effective consumer targeting will expand and strengthen our client reach.

**Grow eCommerce Sales Channel.** Despite the 9% decrease in net revenue in 2024 compared to 2023, we believe eCommerce represents our fastest growing channel. We believe our growth over time will be driven by our website marketing strategy, attractive product assortment and improving brand awareness. Our eCommerce sales channel enables our clients to shop anywhere at any time and begin or complete transactions online. Our website creates a more interactive process through the use of chat functionality allowing clients to connect directly with interior designers and virtual shopping tools to help clients better visualize our products in their homes.

**Optimize Product Assortment.** We continue building our product assortment to attract new clients and encourage repeat purchases from existing clients. On an ongoing basis, we expand the product portfolio to address a breadth of lifestyles, home types and rooms within the home through new designs, materials, fabrics and colors to capture constantly evolving trends and client preferences.

*Expand our Showroom Base and Capture Market Share*

We have a Showroom presence in all four major geographic regions, and our top 10 Showrooms by net revenue are located in 9 different states. We have a significant whitespace opportunity both in existing and new markets. We believe we can support over 165 Traditional Showrooms in the United States. Our long-term plan anticipates opening on average five to seven new Traditional Showrooms per year, along with additional Design Studios as well as relocations within the same market.

We employ a data-driven, thorough process to select and develop new Showroom locations. In selecting new locations, we evaluate data on specific market characteristics, demographics, client penetration and growth, along with considering the brand impact and opportunity of specific sites. In addition to our current Traditional Showroom model, our Design Studio format (approximately 5,400 sq. ft. on average) is an extension of our in-home design services and carries a highly curated product selection in smaller, attractive markets.

*Enhance Omni-Channel Capabilities and Technology to Drive Growth*

We have several initiatives that continue to enhance our omni-channel capabilities. Our approach begins in our visually captivating, theater-like Showrooms. Our Showrooms drive brand awareness and create meaningful marketing buzz and volume uplift when we open in new markets. Our unit growth strategy is highly complementary to our eCommerce sales channel. As Showrooms open in new markets, we may experience growth in our eCommerce sales channel and overall client engagement across channels.

Clients increasingly engage with us through digital methods including our website and social media. To capitalize on these trends and continue increasing our client base, we continue to leverage data analytics to improve the client journey from the moment clients begin browsing online or enter our Showrooms. This will allow us to target clients with personalized digital offerings to increase online conversion and client lifetime value.

To further strengthen client engagement and increase client interactions, we continue to expand our designer programs, both in-home and online. Similar in concept to our in-home designer program, our online designer platform provides clients with expert service and advice from our design professionals via online video chat and virtual design capabilities. We believe bolstering this component of the client experience will drive higher client satisfaction and result in larger total company AOV over time.

Our Design Studio format, which also leverages these state-of-the-art tools, has experienced positive client receptivity. We see tremendous growth potential across our omni-channel platform by increasing our ability to make data-driven decisions and maintaining a comprehensive focus on the client journey. We will continue to innovate and invest in value-added digital and technological capabilities across our omni-channel footprint.

*Invest in Growth to Build Scale and Enhance Margins*

We have the opportunity to further drive net revenue and enhance operating margins by continuing to focus on our operating efficiency, including distribution and manufacturing capacity.

> **Enhanced Distribution Efficiency and Capacity.** We have made, and will continue to make, investments in our infrastructure including our distribution network, IT capabilities and geographic footprint to improve operational efficiency and ready our platform for the next stage of growth. Our existing distribution center and corporate office in Ohio was expanded by approximately 229,500 square feet in 2022. Our North Carolina facility opened in December 2021 and has approximately 307,000 square feet of distribution capacity. Furthermore, our Texas distribution center, opened in July 2022 and has approximately 800,700 square feet. The additional distribution centers will continue to streamline shipping times and further support our growing footprint and resulting demand.

> **Increasing Domestic Manufacturing Capacity.** Our North Carolina facility doubled our in-house upholstery manufacturing capacity, improved our production efficiency and increased production square footage from 150,000 to 190,000.

**Our Industry and Market Opportunity**

We operate within the approximately $400 billion United States home furnishings and décor market. We primarily compete in the large, growing and highly fragmented premium segment of this market, which we estimate accounts for approximately $100 billion of the total market based on third-party estimates of retail sales in 2022, publicly available industry data and our internal research.

**Our Products, Sourcing and Product Development**

We are a lifestyle brand and omni-channel retailer of premium home furnishings focused on providing livable luxury to clients. Our unique concept is dedicated to bringing clients heirloom quality, artisan-made furniture and décor. We travel the globe gathering inspiration for and curating our collection, as well as selecting vendors that provide quality materials and artisan craftsmanship. We have longstanding relationships with our vendors which allow us a number of competitive advantages, including the ability to maintain consistent quality and ensure the majority of our products, approximately 95% based on net revenue in 2024, can only be purchased from Arhaus. We offer a wide range of product categories designed to be used and enjoyed throughout the home, including furniture, outdoor, lighting, textiles and décor.

Our furniture product offerings are comprised of bedroom, dining room, living room and home office furnishings and include sofas, dining tables and chairs, accent chairs, console and coffee tables, beds, headboards, dressers, desks, bookcases and modular storage, among many more items. Our outdoor product offerings include outdoor dining tables, chairs, chaises and other furniture, lighting, textiles, décor, umbrellas and fire pits. Our lighting product offerings consist of a variety of distinct and artistic lighting fixtures, including chandeliers, pendants, table and floor lamps and sconces. Our textile product offerings include handcrafted indoor and outdoor rugs, bed linens, and pillows and throws. Décor ranges from wall art to mirrors, vases to candles, and many other decorative accessories.

Many of our products are conceived of, and developed by, our in-house design team of over 40 highly skilled and experienced members. We have invested, and will continue to significantly invest, in our product development capabilities, including key strategic hires made over the past few years. We believe these investments will allow us to enhance our competitive advantages of offering clients premium quality and customized product at a compelling value and ultimately drive net revenue growth.

Our sourcing strategy focuses on identifying and working with vendors, both in-house and external, who share our vision for creating heirloom-quality products with artisan craftsmanship. We seek to ensure the quality of our vendors' products through periodic site visits, audits and inspections. We source these products directly, with no wholesale or dealer markup. This allows us to offer an exclusive assortment of products to our clients at an attractive value.

We have a diversified base of over 400 vendors, and our top 10 vendors, including our internal manufacturer, represent approximately 60% of our net revenue. Only one of our external vendors accounts for more than 10% of our net revenue, and two other external vendors each account for more than 5% of net revenue. The United States accounts for the largest share of our net revenue, including our internal manufacturing, while the remainder is distributed across multiple countries.

In addition to product design and development, we have upholstery manufacturing capabilities which allow us to create intricate, high quality products at attractive prices and margins. Our ability to innovate, curate products, categories and services, then rapidly scale across our omni-channel infrastructure is a powerful platform for continued long-term growth. Our vertical model and direct sourcing furnish clients with superior quality products and compelling value at attractive profit margins. We reported gross margin as a percent of net revenue of 39.4%, 42.0% and 42.7% for the years ended December 31, 2024, 2023 and 2022, respectively.

**Omni-Channel Approach**

We distribute our products through an omni-channel model, and our clients can purchase our products in our Showrooms, through our eCommerce sales channel, via print and digital media and by utilizing our in-home designer services. Our retail locations are Showrooms for our brand, and our website acts as a virtual extension of our Showrooms. Our omni-channel model allows clients to begin or end their shopping experience online while also experiencing our theater-like Showrooms throughout the shopping process. We believe our omni-channel approach enables us to offer a compelling combination of design, quality and value.

*Showrooms*

As of December 31, 2024, we operated 103 Showrooms in 30 states. Our Traditional Showrooms average approximately 16,600 square feet and our smaller format Design Studios average approximately 5,400 square feet. Our theater-like Showrooms are highly inspirational and function as an invaluable brand awareness vehicle. Our Showrooms convey our carefully curated, livable luxury concept in a tangible format designed to showcase product in fully appointed rooms and to help clients reimagine their homes. Each Showroom may vary in product display and design elements depending on regional factors influencing client design preferences. Our Showroom layouts are constantly updated as our highly trained and creative visual managers determine new ways to optimize and maximize the appeal and inspirational nature of our Showrooms. Our sales associates earn commissions, which can comprise a significant portion of their compensation.

The following lists the number of Showrooms in each state where we operate within the United States as of December 31, 2024:

| Locations | Showrooms | Locations | Showrooms |
|---|---|---|---|
| Alabama | 1 | Minnesota | 1 |
| Arizona | 2 | Missouri | 1 |
| California | 14 | New Hampshire | 1 |
| Colorado | 6 | New Jersey | 5 |
| Connecticut | 3 | New York | 4 |
| Florida | 8 | North Carolina | 4 |
| Georgia | 3 | Ohio | 9 |
| Illinois | 5 | Oklahoma | 1 |
| Indiana | 1 | Pennsylvania | 4 |
| Kansas | 1 | South Carolina | 1 |
| Kentucky | 3 | Tennessee | 1 |
| Louisiana | 1 | Texas | 7 |
| Maryland | 4 | Utah | 1 |
| Massachusetts | 3 | Virginia | 4 |
| Michigan | 3 | Wisconsin | 1 |

The following lists the composition of our Showrooms as of each period presented:

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Traditional Showrooms | 85 | 80 |
| Design Studios | 11 | 8 |
| Outlets | 7 | 4 |
| Total Showrooms | 103 | 92 |

*eCommerce*

Our eCommerce sales channel allows our clients to shop our product assortment and experience the unique lifestyle settings reflected in our Showrooms and print media. Our website creates a more interactive shopping process through the use of chat functionality allowing clients to connect directly with interior designers and virtual shopping tools to help clients better visualize our products in their homes. We update our website regularly to reflect new products, product availability and special offers.

*Print and Digital Media*

Our spring and fall catalogs are distributed in both digital and physical formats. We employ a targeted approach with our print and digital media and also identify lifestyle-driven opportunities to reach potential clients, such as small mailers to clients and potential clients who have recently moved. We also employ a digital strategy to reach clients and potential clients through social media, influencers and other digital marketing.

*In-home Designer Services*

Our in-home designers, who work with clients in the Showroom and travel to our clients' residences, work in unison with our Showrooms and eCommerce sales channel to drive client conversion, order size and overall experience. Our in-home designer services provide a more personalized client experience and produce AOVs over four times that of a standard order. We welcome all clients to use our complimentary in-home designer services with no appointment required. As of December 31, 2024, we had 130 in-home designers in 89 Showrooms compared to 110 in-home designers in 78 Showrooms as of December 31, 2023.

**Real Estate Strategy**

Our Showrooms have historically been in high traffic locations, and we favor top tier locations near luxury and contemporary retailers that we believe are consistent with our target clients' demographic and shopping preferences.

From January 1, 2023 to December 31, 2024, we successfully opened or relocated 30 new Showrooms. Our recent Showroom growth is summarized in the following table:

| | **2024** | **2023** |
| --- | --- | --- |
| Showrooms open at beginning of period | 92 | 81 |
| Showrooms opened [1] | 16 | 14 |
| Showrooms closed for relocations | (5) | (3) |
| Showrooms open at end of period | 103 | 92 |

[1] Showrooms opened during the respective periods includes both new and relocated Showrooms.

We believe there is potential to substantially grow our current Traditional Showroom base to over 165 locations in the United States in both new and existing markets. Illustrated by the success of our geographically diverse Showroom footprint, our omni-channel model has performed well in every region of the country, across retail formats and across market sizes. At December 31, 2024, our top 10 Showrooms by net revenue are located in 9 different states, and our model has proven successful in a variety of markets and economic cycles. Our goal is to open on average five to seven new Traditional Showrooms per year, along with additional Design Studios as well as relocations within the same markets for the foreseeable future. We are disciplined in our approach to opening Showrooms in top tier locations and expect to continue our prudent approach as we continue to grow our Showroom footprint.

## Distribution and Delivery

We manage the distribution and delivery of our products through our distribution centers in Boston Heights, Ohio, Dallas, Texas and Conover, North Carolina. Our distribution centers serve all of our sales channels. Our Boston Heights, Ohio facilities are approximately 1,028,500 square feet, approximately 900,000 square feet of this facility is dedicated to distribution and the remainder serves as our corporate headquarters. Our Dallas, Texas facility is approximately 800,700 square feet and is managed by a third party. Our facility in North Carolina has approximately 497,000 square feet of space, with approximately 307,000 square feet dedicated to distribution and the remainder primarily dedicated to manufacturing. We also partner with third-party vendors to provide home delivery services to our clients.

## Marketing and Advertising

We use a variety of marketing and advertising approaches to drive client traffic across all of our sales channels, strengthen and reinforce brand awareness, attract new clients and encourage repeat purchases from existing clients. We believe our Showrooms and website, catalogs, mailings, digital offerings and social media engagement, among other things, act as important branding and advertising vehicles.

Our print and digital media strategy serves as a key driver of net revenue through both our Showrooms and website. Our clients respond to the catalogs mailings and digital offerings across all of our channels. We continue to evaluate and optimize our print and digital media strategy based on our experience.

In addition, we will continue to increase our brand awareness by expanding our Showroom footprint, enhancing digital marketing, and from our improved website features and analytics. We believe that increased brand awareness will lead to higher net revenue in our Showrooms and eCommerce sales channels over time.

## Seasonality

Our quarterly results depend upon a variety of factors, including the opening of new Showroom locations, the introduction of new merchandise assortments and categories, changes in our product offerings, shifts in quarter over quarter timing of various events such as holidays, Showroom closures, catalog releases, promotional events and the realization of the costs and benefits of our numerous strategic initiatives, among other things. As a result of these factors, our working capital requirements and demands on our product distribution and delivery network may fluctuate during the year. Unique factors in any given quarter may affect comparisons between the quarters, and the results for any quarter are not necessarily indicative of the results that we may achieve for a full year.

## Competition

The United States home furnishings and décor market is highly fragmented and competitive with approximately 23,000 retail establishments as of 2023, according to the Bureau of Labor Statistics. We compete with national, regional and local home furnishing retailers, department stores, mail-order catalogs, online retailers focused on home furnishings, interior design trade and specialty showrooms, antique dealers and other merchants that provide unique items and custom-designed product offerings.

We believe we compete primarily on the basis of our design, quality and value. Our vertical model and deep network of direct sourcing relationships allow us to bring to market higher quality products at more competitive price points than our competitors. We believe our distinctive brand based on livable luxury, our strong direct global sourcing relationships, and our highly experiential omni-channel approach allow us to compete effectively and differentiate ourselves from competitors.

## Intellectual Property

Our intellectual property has significant value and we vigorously protect it against infringement. The "Arhaus®," "Arhaus Furniture®," "Arhaus the Loft®" and "Arhaus Your Home®" trademarks are registered in the United States Patent and Trademark Office. The "Arhaus®" trademark is also registered with the China National Intellectual Property Administration (CNIPA) and the Canadian Intellectual Property Office. Our trademark registrations are valid and subsisting and are renewable at the end of their term. In addition, we own the domain names "arhaus.com," "arhaus.net" and "arhausfurniture.com." These domain names are renewable.

## Human Capital

As of December 31, 2024, we had approximately 2,510 employees and 40 temporary employees, including approximately 120 part-time employees. As of that date, approximately 1,160 of our employees were based in our Showrooms, 430 of our employees were based in our warehouses, distribution centers and third party logistic warehouses, 270 of our employees were based in our manufacturing facility, and 690 of our employees were based in our corporate headquarters. None of our employees are represented by a union, and we have had no labor-related work stoppages. We believe our relationship with our employees is positive.

We are currently managed by a group of experienced senior executives, including our Founder, Chairman and CEO, John Reed, and other key team members with substantial knowledge and understanding of the Company and the industry sector in which we operate. Our success and future growth depend largely upon the continued services of our management team, as well as our qualified associates across all parts of our organization, including our Showrooms, distribution centers and manufacturing facilities, many of whom have been promoted from within Arhaus.

We believe that much of our success is rooted in the diversity of our teams and our commitment to a diverse and inclusive culture. We value diversity at all levels and focus on extending our diversity and inclusion initiatives across our entire workforce. We continue to foster a culture of inclusion, diversity, and equity in which everyone is respected, valued, and has an equal opportunity to contribute and thrive. Our commitment is unwavering, and we are steadfast in maintaining our focus on building a workforce that represents the many clients we serve and the communities in which we operate.

We are committed to equal opportunity and base workplace decisions solely on merit, qualifications, and other job-related, neutral, non-discriminatory criteria. We provide equal employment opportunity without regard to age, race, color, sex, sexual orientation, gender identity, national origin, citizenship, pregnancy, religion, disability, military status, genetic information, or other status protected by law. We are committed to providing a harassment-free work environment, and we prohibit retaliation, intimidation, threats, coercion, or discrimination against individuals who, in good faith, complain of unlawful discrimination or harassment.

**Regulation and Legislation**

We are subject to numerous regulations, including labor and employment laws, customs and trade laws, laws governing truth-in-advertising, consumer protection, privacy, safety, real estate, environmental and zoning and occupancy laws, and other laws and regulations that regulate retailers and govern the promotion and sale of merchandise and the operation of our Showrooms, manufacturing and distribution facilities in the United States and jurisdictions where we source products. We have policies intended to ensure that we conduct business in compliance with applicable laws and regulations. While we cannot predict policy changes by various regulatory agencies or unexpected operational or other developments, we believe we are in material compliance with laws applicable to our business.

**Environmental, Health, and Safety Regulation**

Our operations are subject to a variety of federal, state, local and foreign laws and regulations relating to health, safety and the protection of the environment. These environmental, health and safety laws and regulations include those relating to, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the environment; and the health and safety of our employees. Liability for the improper release or disposal of waste can be joint and several, and there can be no assurance that we will not have to expend material amounts to remediate the consequences of the generation or disposal of waste in the future. Further, we may be responsible as a lessee operator for the costs of investigation, removal or remediation of hazardous substances located on or in or emanating from leased property, as well as any property damage. There can be no assurance that our future operations or property conditions will not result in the imposition of liability upon us under environmental laws or expose us to third-party actions.

We are also subject to certain reporting and labeling requirements under California's Proposition 65, officially known as the Safe Drinking Water and Toxic Enforcement Act of 1986. Proposition 65 requires manufacturers, distributors, vendors, and retailers of a consumer product in California that contains certain listed chemicals to provide consumers with a clear and reasonable warning if exposure to that listed chemical poses a certain level of risk to the consumer. We have taken measures to comply with the requirements of Proposition 65, but there is no guarantee that we will not be subject to fines, penalties, and lawsuits and complaints in the future.

Failure to comply with such laws and regulations, which tend to become more stringent over time, can result in significant fines, penalties, costs, and liabilities, which may be joint and several, or restrictions on operations, civil or criminal sanctions, and could expose us to costs of investigation or remediation, as well as tort claims, and could negatively affect our business, financial condition or results of operations.

**Information About Our Executive Officers**

Refer to Item 10 of this Annual Report for information on the Company's executive officers, which is incorporated herein by reference.

**Available Information**

We will make available, free of charge, on or through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, as well as any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission ("SEC"). We maintain our website at www.arhaus.com. The information contained on our website is not part of this Annual Report.

The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically. The address of that website is www.sec.gov.

The charters for our Board of Directors' Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as well as our Code of Business Conduct and Ethics, our Corporate Disclosure Policy and other related materials are available on our website.

## Item 1A. Risk Factors

You should carefully consider all of the risks described below, which are not necessarily exhaustive, together with the other information contained in this report, including the financial statements. If any of the following risks occur, our business, financial condition or results of operations may be materially and adversely affected.

### Summary Risk Factors

Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in our Class A common stock risky include, among others:

- risks associated with the incurrence of operating losses in the future or failure to achieve or maintain profitability in the future;
- fluctuations in the growth rate of our business and our high rates of growth in terms of revenue, earnings and margins, which may not be sustained in future periods;
- our ability to purchase quality merchandise in sufficient quantities at competitive prices, including products that are produced by artisan vendors;
- disruption in our receiving and distribution system or increased costs as a result of our the continued integration of our distribution and manufacturing centers;
- cybersecurity risks and costs associated with credit card fraud, identity theft and business interruption could result in unexpected expenses and loss of revenue;
- risks associated with receiving, processing, storing, using and sharing personal data that requires us to comply with complex and evolving governmental regulations related to data privacy and data protection that could expose us to litigation or damage our reputation;
- import and other international risks, including tariffs and changes to trade policies and agreements, as a result of our reliance on foreign manufacturers and vendors to supply a significant portion of our merchandise;
- changes in the health of the high-end housing market, as well as declines in consumer confidence and consumer spending;
- risks associated with the interruption of supply and increased costs as a result of our reliance on third-party transportation carriers for shipment of our products;
- increased commodity prices or increased freight and transportation costs;
- our ability to timely and effectively deliver merchandise to our clients and manage our supply chain;
- risks posed by a pandemic should an outbreak of an infectious disease occur; and
- the dual class structure of our common stock, which has the effect of concentrating voting power with our Founder and the Founder Family Trusts, gives our Founder and the Founder Family Trusts substantial control over us, including over matters that require the approval of stockholders, and their interests may conflict with ours or those of our other stockholders.

### Risks Related to Our Business and Industry

***We may incur operating losses in the future, and may not achieve or maintain profitability in the future.***

We may incur operating losses in the future. We expect our operating expenses to increase in the future as we continue to expand our operating and retail infrastructure, including adding new Showrooms, increasing sales and marketing efforts, growing our eCommerce sales channel, enhancing our omni-channel capabilities, expanding into new geographies, developing new products, and in connection with legal, accounting, and other expenses related to operating as a public company. These efforts and additional expenses may be costlier than we expect, and we cannot guarantee that we will be able to increase our net revenue to offset our operating expenses. Our net revenue growth may slow or our net revenue may decline for a number of reasons, including reduced demand for our products, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. If our net revenue does not grow at a greater rate than our operating expenses, we will not be able to maintain profitability.

***We have experienced fluctuations in the growth rate of our business and our high rates of growth in terms of revenue, earnings and margins may not be sustained in future time periods.***

Historically we have experienced fluctuations in the quarterly growth rate of our business. We may continue to experience fluctuations in our quarterly growth rate and financial performance. We are currently engaged in a number of initiatives to support the growth of our business which may result in costs and delays which may negatively affect our gross margin in the short term and may amplify fluctuations in our growth rate from quarter to quarter depending on the timing and extent of the realization of the costs and benefits of such initiatives.

Some factors affecting our business, including macroeconomic conditions and policies and changes in legislation, are not within our control. In prior periods, our results of operations have been adversely affected by weakness in the overall economic environment such as the initial periods of significant economic uncertainty and reduced economic activity as a result of the COVID-19 pandemic as well as slowdowns in the housing market. In addition, our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including, among other things, the general state of the economy, capital and credit markets, consumer confidence, general business conditions, the availability and cost of consumer credit, the level of consumer debt, interest rates, level of taxes affecting consumers, housing prices, new construction and other activity in the housing sector and the state of the mortgage industry and other aspects of consumer credit tied to housing, including the availability and pricing of mortgage refinancing and home equity lines of credit. In particular, our business performance is linked to the overall strength of luxury consumer spending in markets in which we operate. Economic conditions affecting selected markets in which we operate are expected to have an impact on the strength of our business in those local markets, including with respect to volatility in consumer demand and sentiment. Our business trends are frequently correlated closely with conditions in financial markets including the stock market. The global economic environment is currently in a period of widespread uncertainty as governments and central banks continue to respond to supply chain issues and inflation on business conditions. In the event that equity and credit markets experience volatility and disruption, consumer demand for our product and our results of operations may be adversely affected.

In addition, our rates of revenue growth have fluctuated from quarter to quarter over the last three years and we expect volatility in the rates of our growth to continue in future quarterly periods. Unique factors in any given quarter may affect period-to-period comparisons in our revenue growth, including:

- the overall economic and general retail sales environment, including the effects of uncertainty relating to consumer spending, such as inflation and increased interest rates;
- the availability of our products and the impact of delays or disruption in our supply chain;
- consumer preferences and demand;
- the number, size and location of the Showrooms we open, close, remodel or expand in any period;
- our ability to efficiently source and distribute products;
- changes in our product offerings and the introduction, and timing thereof, of new products and new product categories;
- promotional events by us or our competitors;
- our competitors introducing similar products or merchandise formats;
- the distribution of our spring and fall catalogs each year;
- the timing of various holidays, including holidays with potentially heavy retail impact; and
- the success of our marketing programs.

Due to these factors, our results for any quarter are not necessarily indicative of the results that we may achieve for a full year. Our results of operations may also vary relative to corresponding periods in prior years. We may take certain pricing, merchandising or marketing actions that could have a disproportionate effect on our business, financial condition and results of operations in a particular quarter or selling season, and as a result we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and cannot be relied upon as indicators of future performance.

***We depend on our ability to purchase quality merchandise in sufficient quantities at competitive prices, including products that are produced by specialty and artisan vendors. Any disruptions we experience in our ability to obtain quality products in a timely fashion or in the quantities required could have a material adverse effect on our reputation, business, results of operations and financial performance.***

Our business model includes offering exclusively designed, high-quality products, and we purchase the vast majority of our merchandise from a number of third-party vendors. Although we do not rely on one or a small group of vendors for a majority of our products, and we have longstanding relationships with many of our vendors, some vendors are the sole sources for particular products, and we may be dependent on particular vendors that produce popular items, and may not be able to easily find another source if a vendor discontinued selling to us. For example, we purchased upholstery products representing approximately 10% of our total net revenue in 2024 from McCreary Modern, Inc. If any of our vendors, including our significant or sole-source vendors, were unable or unwilling to continue to sell us product, we may be unable to replace quickly or effectively the products sold to us by such vendor, or do so on similar or favorable terms, which could have an adverse impact on our business.

Some of our products are produced by artisans, specialty vendors and other vendors that are small and may be undercapitalized, unable to scale production or have limited production capacity, and we have from time to time in prior periods experienced supply constraints that have affected our ability to supply high demand items or new products due to such capacity and other limits, including production and shipping delays in our vendor base. In addition, the expansion of our business into new markets or new product introductions could put pressure on our ability to source sufficient quantities of our products from such vendors. In the event that one or more of our vendors is unable or unwilling to meet the quantity or quality of our product requirements, we may not be able to develop relationships with new vendors in a manner that is sufficient to supply the shortfall. Even if we do identify such new vendors, we may experience product shortages, client backorders and delays as we transition our product requirements to incorporate alternative vendors. Our relationship with any new vendor would be subject to the same or similar risks as those of our existing vendors.

A number of our vendors, particularly our artisan vendors, may have limited financial or other resources and operating histories and may receive various forms of credit from us, including with respect to payment terms or other arrangements. We may advance a portion of the payments to be made to some vendors under our purchase orders prior to the delivery of the ordered products. These advance payments are normally unsecured. Vendors may become insolvent and their failure to repay our advances, and any failure to deliver products to us, could have a material adverse impact on our results of operations. There can be no assurance that the capacity of any particular vendor will continue to be able to meet our supply requirements in the future, as our vendors may be susceptible to production difficulties or other factors that negatively affect the quantity or quality of their production during future periods. A disruption in the ability of our significant vendors to access liquidity could also cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their ability to manufacture or ship products to us. Any difficulties that we experience in our ability to obtain products in sufficient quality and quantity from our vendors could have a material adverse effect on our business.

***Disruption in our receiving and distribution system or increased costs as a result of our recently opened distribution and manufacturing centers could adversely affect our business.***

We opened our second distribution center in Conover, NC during the fourth quarter of 2021 and our third distribution center in Dallas, Texas during 2022. We may not accurately anticipate all of the changing demands that our expanding operations will impose on our receiving and distribution system. We also may not realize all of the expected benefits of increased efficiency and capacity from the opening of these additional distribution centers, and we may experience increased costs in connection with our new distribution centers that we have not previously considered.

Any disruptions in our receiving and distribution system or increased costs as a result of our new distribution centers could have a material adverse effect on our reputation, business, financial condition, and results of operations.

***We are subject to import and other international risks as a result of our reliance on foreign manufacturers and vendors to supply a significant portion of our merchandise.***

We rely on foreign manufacturers and vendors to supply a significant portion of our merchandise. Our significant international supply chain increases the risk that we will not have adequate and timely supplies of various products due to local political, economic, social or environmental conditions, political instability, international conflicts, acts of terrorism, natural disasters, epidemics (including the COVID-19 pandemic), transportation delays, dock strikes, inefficient freight requirements, restrictive actions by foreign governments, changes in foreign laws, trade policy and regulations affecting exports, or changes in United States laws, trade policy and regulations affecting imports or domestic distribution.

All of our products imported into the United States are subject to import taxes or costs, including new or increased tariffs, or similar duties, some of which could be applied retroactively, and modification to or withdrawal from free trade agreements or trade relationships, could increase the cost of the products that we distribute. For example, the U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the U.S. imposed additional tariffs on imports from China and announced and subsequently paused implementation of tariffs on imports from Canada and Mexico. These additional tariffs, as well as a government's adoption of "buy national" policies or retaliation by another government against such tariffs or policies could introduce significant uncertainty into the market and may affect the prices of and supply of the products available to us. Tariffs also can impact our or our vendors' ability to source product efficiently or create other supply chain disruptions.  We may not be able to fully or substantially mitigate the impact of these or future tariffs, pass price increases on to our clients or secure adequate alternative sources of products, which would have a material adverse effect on our business, operating results and financial performance.

***Changes in the health of the high-end housing market, as well as declines in consumer confidence and consumer spending, could adversely impact our revenue and results of operations.***

Our business depends on client demand for our products and, consequently, is sensitive to a number of factors that influence consumers spending, including general economic conditions, client disposable income, fuel prices, recession and fears of recession, unemployment, war and fears of war, outbreaks of disease (such as the COVID-19 pandemic), adverse weather, availability of client credit, client debt levels, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumers' confidence in future economic and political conditions, and client perceptions of personal well-being and security. In particular, past economic downturns have led to decreased discretionary spending, which adversely impacted our business. Consumer confidence and consumer spending may deteriorate significantly and could remain depressed for an extended period of time. Consumer demand for and purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is limited, unemployment rates increase or there is economic uncertainty. An uncertain economic environment could also cause our vendors to go out of business or our banks to discontinue lending to us or our vendors, or it could cause us to undergo restructurings, any of which could adversely impact our business and operating results.

Moreover, as we target consumers of high-end home furnishings for our products, our sales are particularly affected by the financial health of higher-end consumers and demand levels from that consumer demographic. In addition, not all macroeconomic factors are highly correlated in their impact on lower-end housing versus higher-end housing consumers. Demand for lower priced homes and first time home buying may be influenced by factors such as employment levels, interest rates, demographics of new household formation and the affordability of homes for the first time home buyer. The higher-end of the housing market may be disproportionately influenced by other factors including the number of foreign buyers in higher-end real estate markets in the United States, the number of second and third homes being sold, stock market volatility and illiquid market conditions, global economic uncertainty, decreased availability of income tax deductions for mortgage interest and state income and property taxes, and the perceived prospect for capital appreciation in higher-end real estate. Increases in interest rates may dampen growth in the United States housing market and may depress consumer optimism about the United States housing market and home buying in the higher-end of the housing market. We believe that our client purchasing patterns are influenced by economic factors including the health and volatility of the stock market. Further, historically the stock market has experienced significant volatility as well as periods of significant decline. We have seen that previous declines in the stock market and periods of high volatility have been correlated with a reduction in client demand for our products.

There can be no assurance that some of the other macroeconomic factors described above will not adversely affect the higher-end client that we believe makes up the bulk of our client demand. We believe that a number of these factors have in the past had, and may in the future have, an adverse impact on the high-end retail home furnishings sector and affect our business and results. These factors may make it difficult for us to accurately predict our operating and financial results for future periods and some of these factors could contribute to a material adverse effect on our business and results of operations.

***We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party transportation carriers for shipment of our products.***

We rely upon, and have contracts with, third-party carriers to transport products from our vendors and to our distribution centers, third-party warehouses and Showrooms for delivery to our clients. As a result of our dependence on third-party providers, we are subject to risks, including labor disputes, union organizing activity, adverse weather, natural disasters, climate change, the closure of our carriers' offices or a reduction in operational hours due to an economic slowdown or the inability to sufficiently ramp up operational hours during an economic recovery or upturn, availability of adequate trucking or railway providers, possible acts of terrorism, international conflicts, outbreaks of disease (such as the COVID-19 pandemic) or other factors affecting such carriers' ability to provide delivery services and meet our shipping needs, disruptions or increased fuel costs and costs associated with any regulations to address climate change. For example, due to the outbreak of the COVID-19 pandemic, our third-party providers experienced transportation disruptions and restrictions, labor shortages, vessel schedule changes, congestion and delays at ports, and a shortage of shipping containers needed to ship our products, which adversely impacted our inventory levels and resulted in a high number of client backorders. Recently, we have experienced delays related to disruptions in international shipping channels. Failure to deliver merchandise in a timely and effective manner could cause clients to cancel their orders and could damage our brand and reputation, which could have a material adverse effect on our business, financial condition, operating results and prospects. Our reputation for providing a high level of client service is dependent on such third-party transportation providers delivering our product shipments in a timely manner. Further, in the event of delays by a third-party carrier, we may have to transition to a different third-party carrier, and such transition can take months to effectuate. In addition, fuel costs have been volatile, and transportation companies continue to struggle to operate profitably, which could lead to increased fulfillment expenses. Any rise in fulfillment expenses could negatively affect our business and operating results.

***Increased commodity prices or increased freight and transportation costs could adversely affect our results of operations.***

Our operating results are significantly affected by changes in product costs due to commodity cost increases or inflation, including with respect to freight and transportation costs. Prices of certain commodities used in our merchandise, such as petroleum, resin, copper, steel, cotton and lumber, are subject to fluctuation arising from changes in currency exchange rates, tariffs and trade restrictions and labor, fuel, freight and other transportation costs. In recent years, we have faced significant inflationary pressure on freight costs, which were heightened by tariff-related shipment surges and port congestion.

Due to the uncertainty of commodity price fluctuations and inflation, we may not be able to pass some or all of these increased costs on to our clients, which may result in lower margins. Even if we are able to pass these increased costs on to our clients, we may not be able to do so on a timely basis. Accordingly, any rapid and significant changes in commodity prices or other supply chain costs may have a material adverse effect on our gross margins, operating results and financial performance.

***Our business and operating results may be harmed if we are unable to timely and effectively deliver merchandise to our clients and manage our supply chain.***

If we are unable to effectively manage our inventory levels and the responsiveness of our supply chain, including predicting the appropriate levels and type of inventory to stock within our distribution centers, our business and operating results may be harmed. For example, in recent years we experienced elevated levels of demand for many of our products, and as a result, encountered delays in fulfilling this demand and replenishing to appropriate inventory levels. Furthermore, demand for our products is influenced by certain factors, like the popularity of certain Showroom aesthetics, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions, all of which can change rapidly and result in a quick shift in consumer demand. As a result, consumer preferences cannot be predicted with certainty and may change between selling seasons. We must be able to stay current with preferences and trends in our brands and address the consumer tastes for each of our target consumer demographics. We may not always be able to respond quickly and effectively to changes in consumer taste and demand due to the amount of time and financial resources that may be required to bring new products to market or to constraints in our supply chain if our vendors do not have the capacity to handle elevated levels of demand for part or all of our orders or could experience delays in production for our products. If we misjudge either the market for our merchandise or our clients' purchasing habits or we experience continued or lengthy delays in fulfilling client demand, our clients could shop with our competitors instead of us, which could harm our business. Additionally, much of our merchandise requires that we provide vendors with significant ordering lead times and we may not be able to source sufficient inventory if demand for a product is greater than anticipated. Alternatively, we may be required to mark down certain products to sell any excess inventory or to sell such inventory through our Outlets or other liquidation channels at prices that are significantly lower than our retail prices, any of which would negatively impact our business and operating results. The inability to respond quickly to market changes could have an impact on our expected growth potential and the growth potential of the market.

***Our continued success is substantially dependent on our positive brand identity.***

The success of our operations is dependent, in part, on our ability to preserve, grow and utilize the value of our reputation as a top-quality brand in home furnishings. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents may erode our clients' trust and confidence in our brand and products. Damage to our reputation could arise from product failures, data privacy or security incidents, litigation or various forms of adverse publicity, especially in social media outlets, and may generate negative client sentiment, and could have an adverse impact on our business and results of operations.

We continue to invest in the development of our brand and the marketing of our business. Our increased focus on elevating Arhaus as a luxury brand further increases the importance of our brand image, position and reputation. We believe that maintaining and enhancing our brand is integral to the future of our business and to the implementation of our strategies for expanding our business. This will require us to continue to make investments in areas such as marketing and advertising, as well as the day-to-day investments required for the operations of our Showrooms, website operations and employee training. Our brand image may be diminished if new products, services or other businesses fail to maintain or enhance our distinctive brand image, which could have a material adverse impact on our business and results of operations.

Additionally, our reputation could be jeopardized if we fail to maintain high standards for merchandise and service quality. With the growth in importance and the impact of social media, any negative publicity from product defects, recalls or failures in service may be magnified and reach a large portion of our client base in a very short period of time, which could harm the value of our brand and, consequently, our financial performance could suffer. We may also suffer reputational harm if we fail to maintain high ethical, social and environmental standards for all of our operations and activities, if we fail to comply with local laws and regulations or if we experience other negative events that affect our image or reputation. Any failure to maintain a strong brand image could have a material adverse effect on our sales, results of operations, financial performance and prospects.

***We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to report accurately or timely our financial condition or results of operations, which may adversely affect investor confidence in us, and as a result, the value of our Class A common stock.***

We are subject to the SEC's internal control over financial reporting ("ICFR") and auditor attestation requirements.

During the course of preparing for our IPO, we identified material weaknesses in our ICFR as described below and these material weaknesses remained outstanding as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, amongst other things, insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following additional material weaknesses.
- We did not design and maintain accounting policies, procedures and controls, or maintain documentary evidence of existing control activities over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the period-end financial reporting process, the preparation and review of account reconciliations and journal entries, including segregation of duties and assessing the reliability of reports and spreadsheets used in controls.
- We did not design and maintain effective controls to address the identification of and accounting for certain non-routine or complex transactions, including the proper application of U.S. GAAP of such transactions.

These material weaknesses resulted in a restatement of our previously issued annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019 principally related to selling, general and administrative expenses and other long-term liabilities, and misclassifications in the balance sheets and statements of comprehensive income. These material weaknesses also resulted in immaterial adjustments recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2021 principally related to property, furniture and equipment, net, selling, general and administrative expenses and misclassifications in the balance sheet and statement of cash flows.

In preparation of the December 31, 2023 consolidated financial statements and in preparation of the March 31, 2024 condensed consolidated financial statements, these material weaknesses resulted in restatements as of and for the interim period ended September 30, 2023 and revisions as of and for the annual periods ended December 31, 2023, 2022 and 2021, and as of and for the interim periods ended June 30, 2023, March 31, 2023, December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022, principally related to prepaid and other current assets, property, furniture and equipment, net and operating lease liabilities, which resulted in misclassifications in the balance sheets and statements of cash flows and the timely recording of liabilities, operating right-of-use assets and operating lease liabilities. There were also immaterial misstatements. Additionally, each of the material weaknesses could result in misstatements to substantially all of our accounts or disclosures, that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

- Lastly, we did not design and maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in material adjustments to our consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these IT deficiencies in the aggregate constitute a material weakness.

**Remediation Activities**

As of December 31, 2024, with the oversight of senior management and our Audit Committee, we continue to assess, implement and redesign our ICFR. While the material weaknesses are not considered remediated until the related internal controls are tested and deemed to be operating effectively, we have made progress and continue to implement our remediation plan as follows:

- Established a taskforce of cross functional senior members of the Company's leadership to manage deficiency remediation. The taskforce is composed of internal resources and external advisors with expertise in designing and implementing internal controls. Our remediation plan includes the development of actions plans for individual control deficiencies.
- Outsourced our internal audit department to a third-party service firm and transitioned our former internal audit department to our business process improvement function. The business process improvement function is assisting in the design and implementation of controls along with the development and execution of the remediation action plans.
- Established regular meetings between senior management and members of the Audit Committee to discuss and report on remediation progress and objectives. Additionally, progress updates are regularly provided to the Board of Directors.
- Trainings have been and will continue to be conducted with control owners and performers on various topics including, but not limited to:
  - user access review completion;
  - review and conclusions around Systems and Organization Control I ("SOC1") reports;
  - software used in accounting;
  - validation of the system generated data used in the execution of a control;
  - account reconciliation formats and required support;
  - journal entry review and support; and
  - maintaining evidence of control support.
- Assessed the competency and quantity of accounting personnel to determine the appropriate composition and expertise. As a result, we hired additional competent and qualified technical accounting and financial reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements. We have also hired subject matter experts with knowledge and experience with lease accounting. We are taking steps to ensure that the leaders in the accounting department have the appropriate knowledge and experience to design, execute and/or provide appropriate oversight of activities related to ICFR. We will continue to assess our personnel needs.
- Hired and will continue to hire additional personnel with the knowledge and experience to identify and account for non-routine or complex transactions, including the proper application of U.S. GAAP to such transactions, as well as execute and/or provide appropriate oversight of activities related to ICFR. Since the end of 2021, 15 additional personnel have been added to the accounting, financial reporting and business process teams.
- Enhanced our communications to employees on our internal control environment and related expectations. We continue to take steps to ensure personnel both existing and newly hired are adequately trained with the appropriate level of knowledge and understanding of ICFR and its importance.

- Commenced and continue to update our policies and procedures to establish and maintain effective segregation of duties for our accounting staff in relation to journal entries, reconciliations and other applicable processes. To supplement existing procedures, management plans to utilize account reconciliation software tools which are expected to increase the reliability around the monthly financial statement close procedures.
- Designed and implemented formal processes, policies and procedures to support our financial close process, including but not limited to:
    - formalized procedures over the review of our financial statements;
    - implemented period-end closing task checklists; and
    - standardized reconciliation process.

    Management will continue to evaluate and refine its financial statement close process. The processes, policies and procedures to support our financial close process will need to operate for a period of time and be tested for operating effectiveness.
- Designed and implemented policies and procedures for accounting for equity-based compensation awards, which include:
    - Engaged a third-party service provider to administer and disburse awards to award recipients.
    - Established procedures to evaluate equity-based compensation awards to ensure that the awards have the appropriate accounting classification under U.S. GAAP including the determination of the fair value of such awards.
- Enhanced the design of the control activities over the review of our consolidated balance sheet and statement of cash flows to help ensure that the classification of operating and investing activities is appropriately presented in the statement of cash flows.
- Designed and implemented policies and procedures, including but not limited to:
    - lease accounting;
    - revenue recognition;
    - goodwill and other long-lived assets;
    - fixed assets and software capitalization;
    - merchandise warranties; and
    - income taxes.
- Enhanced company policies related to review of significant contracts prior to execution for critical accounting terms.
- Engaged third-party consultants to assist senior management with the evaluation of our technology platforms and the potential providers for replacement technology platforms to redesign and strengthen the IT general control environment.
- Assessed and continue to evaluate the IT function to ensure that it is adequately staffed with personnel with the appropriate knowledge and competency of ICFR needed for an effective IT general control environment.
- Continued to enhance the design and operation of user access control activities and procedures to help ensure access to IT applications and data is adequately restricted to appropriate personnel, including the implementation of user and privileged access reviews, password policy enforcement and user provisioning and deprovisioning.
- Commenced designing and implementing additional program change management policies and procedures, control activities, and tools to help ensure that changes affecting key financial systems related to IT applications and underlying accounting records are identified, authorized, tested, and implemented appropriately.
- Designed and implemented a formal systems development lifecycle methodology and related program development controls to help ensure that significant IT change events are appropriately tested and approved. These controls will need to operate for a period of time and be tested for operating effectiveness.
- Enhancing the design and operation of control activities and procedures within the computer operations domain to help ensure that key batch jobs and interfaces are monitored, processing failures are adequately resolved, and recovery capability is tested.
- Enhancing data backup procedures to help ensure that systems are adequately backed up and maintained and recovery of data from backups is tested.
- Commenced identifying and evaluating key IT dependencies including key reports, automated application controls, interfaces and end user computer operations.
- Commenced hiring additional personnel to enhance the segregation of duties in the IT department, particularly as it relates to the segregation of activities between IT development and IT operations.

- We are in the early stages of a company-wide initiative to modernize the Company's IT infrastructure to be capable of automating many of our manual financial reporting processes, enhancing our information technology control environment and mitigating the underlying internal control gaps and limitations that cannot be remediated within current systems.

Although we have developed and will continue to evaluate our plan, we are in the process of implementing internal controls to remediate the material weaknesses and believe, based on our evaluation to date, that the material weaknesses will be remediated as soon as is practicable, we cannot project a specific timeline on when the plan will be fully implemented. The material weaknesses will not be remediated until the necessary internal controls have been designed, implemented, tested and determined to be operating effectively. In addition, we may need to take additional measures to address the material weaknesses or modify the planned remediation steps, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weaknesses will not result in a material misstatement of our consolidated financial statements. Moreover, we cannot provide assurance that we will not identify additional material weaknesses in our ICFR in the future. Until we remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare our consolidated financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected.

***Adverse events in the primary regions of our operations could materially adversely affect our business.***

Our headquarters and a primary distribution center are located outside of Cleveland, Ohio. We also have distribution centers in North Carolina and Texas. Any extreme weather, natural or man-made disasters, catastrophic events, terrorism, blackouts, widespread illness or unfavorable regional economic conditions could materially adversely affect our business. Such events could result in physical damage to or destruction or disruption of one or more of our properties, physical damage to or destruction of our inventory, the lack of an adequate workforce in parts or all of our operations, supply chain disruptions, data and communications disruptions.

***The failure to recruit, hire, and retain qualified personnel could materially adversely affect our business.***

The success of our business depends upon our ability to recruit, hire and retain qualified individuals to work in and manage our Showrooms and manufacturing and distribution centers in the geographic regions in which they are located, and our operations are subject to federal and state laws governing such matters as minimum wages, overtime, working conditions and employment eligibility requirements. Economic factors such as a decrease in unemployment and an increase in mandatory minimum wages at the local, state and federal levels and social benefits, whether intended to be permanent or temporary, as well as increases in wages paid by other employers in markets in which we compete, could have a material impact on our results of operations if we are required to significantly increase wages and benefits expenditures in order to attract and retain qualified personnel. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our client service to suffer, while increasing wages for our employees could cause our profit margins to decrease. Further, qualified individuals for our skilled labor positions, particularly in our manufacturing and distribution centers, are in high demand, and we may experience shortages of skilled labor, which may make it more difficult and expensive for us to attract and retain such qualified employees. Failure to continue to attract a sufficient number of individuals at reasonable compensation levels could have a material adverse effect on our business, reputation and results of operations.

***We depend on our management's and other team members' experience and knowledge of our industry; we could be adversely affected were we to lose, or experience difficulty in recruiting and retaining, any such members of our team.***

We are currently managed by a group of experienced senior executives, including our Founder and CEO, John Reed, and other key team members with substantial knowledge and understanding of the industry sector in which we operate. Our success and future growth depend largely upon the continued services of our management team. If, for any reason, our executives do not continue to be active in management, or we lose such persons, or other key team members, or we fail to identify and/or recruit for current or future positions of need, our business, financial condition or results of operations could be adversely affected.

***We have and will continue to incur capital expenditures for the remodeling of our existing Showrooms, and there is no guarantee that this will result in incremental Showroom traffic or sales, which may adversely impact our results of operations and financial performance.***

We believe our clients' experience in our Showrooms is important to our brand. Accordingly, we may remodel our existing Showrooms to improve our clients' experience and reflect our new Showroom design, products and the latest market trends. The remodeling of our Showrooms requires significant capital expenditure and there is no guarantee that the capital spent on our remodeled Showrooms will result in increased traffic or be offset by increased revenue, which would materially adversely affect our results of operations and financial performance.

***Merchandise purchased from our vendors that is defective or otherwise does not meet our product quality standards could damage our reputation and brand image and harm our business, and we may not have adequate remedies against our vendors for such merchandise.***

Some of our merchandise has failed to meet our expectations and objectives concerning quality. We have in recent periods, and may in the future, recall products from the market due to quality or other issues. Despite our continual efforts to deliver our clients satisfying experiences in our Showrooms, we may fail to maintain the necessary level of quality for some of our products in order to satisfy our clients. For example, our vendors may not be able to continuously adhere to our quality control standards, and we might not identify a quality deficiency before merchandise ships to our Showrooms or clients. Our failure to supply high quality merchandise in a timely and effective manner to our clients, our announcement of product recalls, or any perception that we are not adequately maintaining our sourcing and quality control processes in order to anticipate product quality issues could damage our reputation and brand image, and could lead to an increase in product returns or exchanges or client litigation against us and a corresponding increase in our routine and non-routine litigation costs. Further, any merchandise that does not meet our quality standards, our clients' perception of value or applicable government requirements could trigger high rates of client complaints or returns, become subject to a product recall and/or attract negative publicity, which could in turn damage our reputation and brand image, result in client litigation (including class-action lawsuits), and harm our business. With the growth in importance and the impact of social media, the magnitude of such harm to our business, reputation and brand image may be significantly amplified. We are making changes in many aspects of our business processes that affect our clients, including improvements in product quality and enhancements in sourcing and product availability, which are expected to include increasingly significant operational and other changes in the near term. This may complicate our supply chain and quality control process, and any inability to invest sufficient resources in quality control and compliance processes or significant turnover in the personnel dedicated to such function may result in quality control issues or product recalls.

Even if we detect that merchandise is defective or otherwise not in compliance with our product quality standards before such merchandise is shipped to our clients, we may not be able to return such products to the vendor, obtain a refund of our purchase price from the vendor or obtain other indemnification from the vendor. The limited capacities of certain of our vendors may constrain the ability of such vendors to replace any defective merchandise in a timely manner. Similarly, the limited capitalization and liquidity of certain of our vendors and their lack of insurance coverage for product recall claims may result in such vendors being unable to refund our purchase price or pay applicable penalties or damages associated with any such defects or resulting product recalls.

***Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.***

We use third-party social media platforms as marketing tools, among other things. For example, we maintain Instagram, Facebook and Pinterest accounts, as well as our own content on our website. We maintain relationships with many social media influencers and may engage in sponsorship initiatives. As existing eCommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to use social media platforms as marketing tools in a cost-effective manner or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new clients and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

In addition, an increase in the use of social media for marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. If we were held responsible for the content of influencers' posts under FTC regulations and guidelines, we could be forced to alter our practices, which could have a material adverse effect on our business, financial condition, and results of operations.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our clients in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction.

***We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could negatively impact our business, results of operations, financial condition and prospects.***

We rely in part on digital advertising, including search engine marketing and social media advertising, to promote awareness of our brand, grow our business, attract new clients and retain existing clients. In particular, we rely on search engines, such as Google, and social media platforms such as Instagram, Facebook and Pinterest as important marketing channels. In addition to purchasing traditional advertising space on search engines and social media platforms, we also partner with influencers who promote our brand and products to their followers. If search engines or social media platforms change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively market through these channels. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing. We also cannot accurately predict if the followers of our social media influencer partners will be interested in buying our products, or if our influencer partners will maintain their follower numbers throughout the time of our partnerships. Our relationships with our marketing vendors are not long term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.

***From time to time we are subject to client or other various legal proceedings which could adversely affect our business, financial condition, results of operations and cash flows.***

We are involved in various litigation matters from time to time. Such matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Moreover, our operations are characterized by a high volume of client traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to client litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damages and other business-related matters, as well as product liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate and/or if we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations. Further, adverse publicity about client or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging clients from purchasing our products.

***Our failure to successfully manage the costs and performance of our print media might have a negative impact on our business.***

Print media mailing is a significant component of our marketing activities. The cost of catalog production, printing and distribution impacts our operating margin and increases in these costs may not be offset by increased revenue generated. In addition, postal service delays can affect the timing of catalog delivery, which could cause clients to forego or defer purchases. Moreover, we rely on one printer for all of our catalog printing work, which subjects us to various risks if the vendor fails to perform under our agreement. We have historically experienced fluctuations in our clients' response to our catalogs. Client response to our catalogs is substantially dependent on merchandise assortment, availability and creative presentation, as well as the consumers to whom the catalogs are directed, timing of delivery of our mailings, the general retail sales environment and current domestic and global economic conditions. If we misjudge the correlation between our catalog marketing and net revenue, or if our catalog strategy overall does not continue to be successful, our results of operations could be negatively impacted.

***Our failure to successfully anticipate merchandise returns might have a negative impact on our business.***

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected and reserved for by management, additional sales returns might be recorded in the future. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to differ from merchandise return reserves. Any significant increase in merchandise returns that exceeds our reserves could have a material adverse effect on our business, reputation and operating results.

***Product warranty claims could have a material adverse effect on our business.***

We provide a limited warranty on merchandise to be free of defects in both construction materials and workmanship, which, if deficient, could lead to warranty claims. We also provide "Worry-Free Protection Plans" that are serviced by a third party and include coverage for incidental and accidental damage not covered by our limited warranty. We maintain a reserve for warranty claims; however, there can be no assurance that our reserve for warranty claims will be adequate and additional warranty reserves may be required. A significant number of or an increase in warranty claims could, among other things, harm our reputation and damage our brand, cause us to incur significant repair and/or replacement costs, and have a material adverse effect on our business, financial condition, operating results and prospects.

***If we are unable to successfully adapt to client shopping preferences or develop and maintain a relevant and reliable omni-channel experience for our clients, our financial performance and brand image could be adversely affected.***

We are continuing to grow our omni-channel business model. While we interact with many of our clients through our Showrooms, our clients are increasingly using computers, tablets and smartphones to make purchases online and to help them make purchasing decisions when in our Showrooms. Our clients also engage with us online through our social media channels, including Instagram, Facebook and Pinterest, by providing feedback and public commentary about aspects of our business. Omni-channel retailing is rapidly evolving. Our success depends, in part, on our ability to anticipate and implement innovations in client experience and logistics in order to appeal to clients who increasingly rely on multiple channels to meet their shopping needs. If for any reason we are unable to continue to implement our omni-channel initiatives or provide a convenient and consistent experience for our clients across all channels that delivers the products they want, when and where they want them, our financial performance and brand image could be adversely affected.

***Our future growth depends on our ability to successfully implement our organic growth strategy, a major part of which consists of opening new Showrooms. We may be unable to successfully open and operate new Showrooms, which could have a material adverse effect on our business, financial condition, operating results and prospects.***

As of December 31, 2024, we had 103 Showrooms, including 11 Design Studios and seven Outlets, in 30 states in the United States. A major part of our organic growth strategy consists of increasing our Showroom base. Such large-scale projects entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. For example, we experienced some delays in certain projects on account of the COVID-19 pandemic's impact on business conditions and may experience similar delays in the future due to similar outbreaks of infectious diseases. There can be no assurance that we will succeed in opening additional Showrooms, which could have a material adverse effect on our business, financial condition, operating results and prospects.

Our ability to successfully open and operate new Showrooms depends on many factors, including, among other things, our ability to:

- identify new markets where our brand and products will be accepted and the revenue at our Showrooms will meet our targeted revenue levels;
- obtain desired locations, including Showroom size and adjacencies, in targeted high traffic street and urban locations and top tier retail locations;
- adapt our Showrooms to address public health concerns or public health crises;
- negotiate acceptable lease terms, including satisfactory rent and tenant improvement allowances;
- achieve brand awareness and attract new clients in new markets;
- understand customer preferences in new markets;
- manage capital expenditures while designing new Showrooms and remodeling our existing Showrooms;
- hire, train and retain Showroom associates and field management;
- assimilate new Showroom associates and field management into our corporate culture;
- source and supply sufficient inventory levels;
- comply with local laws and regulations in new markets as we continue to expand our geographic footprint;
- employ the adequate technologies needed to serve our clients and protect their transactions with us;
- successfully integrate new Showrooms into our existing operations and information technology systems; and
- meet our capital needs, including to fund the opening of new Showrooms.

In addition, once our new Showrooms are opened, we may not be able to achieve our targeted increase in revenue or targeted operating and financial metrics at such Showrooms, or it may take longer than anticipated to do so. Accordingly, there can be no assurance that we will be able to achieve our growth targets by successfully implementing our growth strategy. Such risks, in addition to difficulties or delays in obtaining any required licenses and permits, unavailability of desired Showroom locations, delays in the acquisition or opening of new Showrooms, delays or costs resulting from a decrease in commercial development due to capital restraints, difficulties in staffing and operating new Showroom locations or a lack of client acceptance of Showrooms in new market areas, could lead to significant costs and delays and may negatively impact our new Showroom growth, the profitability associated with new Showrooms and our future financial performance.

***Our ability to attract clients to our Showrooms depends heavily on successfully locating our Showrooms in suitable locations. Any impairment of a Showroom location, including any decrease in client traffic, could cause our sales to be lower than expected.***

We believe our Showrooms and the client's Showroom experience are key for generating and increasing revenue. We plan to open new Showrooms in high traffic locations and historically we have favored top tier mall locations near luxury and contemporary retailers that we believe are consistent with our target clients' demographics and shopping preferences. Revenues at these Showrooms are derived, in part, from the volume of foot traffic in these locations. Showroom locations may become unsuitable due to, and our revenue volume and client traffic generally may be harmed by, among other things:

- economic downturns in a particular area;
- competition from nearby retailers selling similar products;
- changing client demographics in a particular market;
- changing preferences of clients in a particular market;
- the closing or decline in popularity of other businesses located near our Showroom;
- reduced client foot traffic outside a Showroom location; and
- Showroom impairments due to acts of God, pandemic, terrorism, protest or periods or civil unrest.

Even if a Showroom location becomes unsuitable, we will generally be unable to cancel the long-term lease associated with such Showroom.

***Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market, our future growth opportunities may be limited.***

We have determined our total addressable market based on, among other things, our analysis of the historical market size of the United States residential furniture and décor market, our observation and analysis of recent trends, client behaviors and client satisfaction, our estimates and expectations concerning future growth of the United States residential furniture market, including expected growth of the premium furniture segment, as well as other information derived from third-party research commissioned by us. As a result, our estimated total addressable market is subject to significant uncertainty and is based on assumptions that may not prove to be accurate. Our estimates are based, in part, on third-party reports and are subject to significant assumptions and estimates. These estimates, as well as the estimates and forecasts in this Annual Report relating to the size and expected growth of the markets in which we operate, and our penetration of those markets, may change or prove to be inaccurate. While we believe the information on which we base our total addressable market is generally reliable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth opportunities may be affected. If our addressable market proves to be inaccurate, our future growth opportunities may be limited and there could be a material adverse effect on our prospects, business, financial condition, and results of operations.

***We operate in a highly competitive industry sector which may adversely affect our future financial performance.***

The home furnishings sector is highly competitive. We compete with the interior design trade and specialty Showrooms, as well as antique dealers and other merchants that provide unique items and custom-designed product offerings. We also compete with national and regional home furnishing retailers and department Showrooms, including RH, Room & Board, Serena and Lily and Pottery Barn. In addition, we compete with mail order catalogs and online retailers focused on home furnishings. There are an increasing number of online and digital centric business models in the home furnishings sector and the impact of these competitors on other home furnishing businesses is uncertain although some of these digital offerings have gained market share primarily in areas outside the luxury end of the market.

We compete generally with these other retailers for clients, suitable retail locations, vendors, qualified employees and senior leadership personnel. Some of our competitors have also attempted to imitate our product offerings and business initiatives from time to time in the past. In addition, many of our competitors have significantly greater national brand recognition or may devote greater resources to the marketing and sale of their products or adopt more aggressive pricing policies than we do. Such competitors may also be able to adapt to changes in client preferences more quickly than we can due to their greater financial or marketing resources, through new product launches or by adapting their business models and operations to new client trends, which may in turn change how our clients acquire products or view our business and brand. There can be no assurance that such competitors will not be more successful than us or that we will be able to continue to maintain our position as a leader in style and innovation in the future.

***Our lease obligations are substantial and expose us to increased risks.***

We do not own any of our Showrooms. Instead, we rent all of our Showroom spaces pursuant to leases. Nearly all of our leases require a fixed annual rent, and many of them require the payment of additional rent if Showroom revenues exceed a negotiated amount. Most of our leases are "net" leases that require us to pay all costs of insurance, maintenance and utilities, and applicable taxes.

Our required payments under these leases are substantial and account for a significant portion of our selling, general and administrative expenses. We expect that any new Showrooms we open will also be leased, which will further increase our lease expense and require significant capital expenditures. Our substantial lease obligations could have significant negative consequences, including, among others:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- requiring a substantial portion of our available cash to pay our rental obligations, reducing cash available for other purposes;
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and
- placing us at a disadvantage with respect to some of our competitors who sell their products exclusively online.

Such risks could lead to significant costs which may negatively impact our growth, the profitability associated with our Showrooms and our financial performance.

***Growing our business may require additional capital, and if capital is not available to us, our business, operating results and financial condition may suffer.***

We may need additional capital to continue to grow our business. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital. We fund our capital needs primarily from available working capital; however, the timing of available working capital and capital funding needs may not always coincide, and the levels of working capital may not fully cover capital funding requirements. From time to time, we may need to supplement our working capital from operations with proceeds from financing activities. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution in shares of our Class A common stock or higher levels of leverage. If we are unable to obtain adequate financing, or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results and financial condition could be materially and adversely affected.

***Disruption in the financial markets could have a material adverse effect on client demand and our ability to refund client deposits.***

We collect deposits from our clients at the time of purchase and in advance of delivering products, and as of December 31, 2024, we had approximately $221 million in client deposits. If there were disruptions in the financial markets or economy that led to significant client order cancellations, there can be no assurance that we will have the cash or cash equivalents to refund all client deposits for cancelled orders. If we are unable to refund client deposits or use our client deposits as a source of funding for our operating activities, our reputation and brand may be damaged and our funding costs may increase, which would have a material adverse effect on our business, financial results and condition.

***Our business operations depend on good relations with our employees.***

Currently, none of our employees are represented by a union or subject to any collective bargaining agreements. We believe that we have good relations with our employees and that these good relations contribute to the success of our operations. As we continue to grow and enter different regions, unions may attempt to organize all or part of our employee base at certain Showrooms or distribution centers or within certain regions. Responding to such organizational activity may distract management and employees and may have a negative financial effect on our business, financial condition or results of operations.

***Our business has been and may in the future be affected by the significant and widespread risks posed by public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases, such as the COVID-19 pandemic.***

An epidemic, pandemic, or similar serious public health issue (a "public health issue"), and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, and/or along with any associated economic and/or social instability or distress, have a material adverse impact on our results of operations, cash flows and financial condition.

The extent to which a public health issue could impact our business, results of operations, financial condition and liquidity will depend on numerous evolving factors, known and unknown, that we cannot predict, including the duration and scope of the public health issue; government, business and individual actions that have been and continue to be taken in response; the impact of the public health issue on national and global economic activity; disruption of the financial and labor markets, including the possibility of a national or global economic recession or depression; the possibility of having to close or limit the hours of operations of our Showrooms; the limitations on operations requiring employees to perform their duties in-person, such as our warehouse operations; the potential for shipping difficulties, including delayed shipments from our suppliers and deliveries to our buyers; and weakened consumer demand. Additionally, the increased number of employees who work remotely during a public health emergency or outbreak could introduce additional operational risk, such as an increased vulnerability to cyber-attacks, and harm productivity and collaboration. In addition, public health issues may also have the effect of exacerbating many of the other risks described elsewhere this "Risk Factors" section.

**Risks Related to Data Privacy and Information Technology**

***If we are unable to effectively manage our eCommerce sales channel and digital marketing efforts, our reputation and operating results may be harmed.***

Our eCommerce sales channel represented approximately 17% of total net revenue in 2024. We believe eCommerce offers a significant growth opportunity and our strategy includes investment in and expansion of our digital platform and eCommerce sales channel. The success of our eCommerce sales channel depends, in part, on third parties and factors over which we have limited control. We must continuously respond to changing consumer preferences and buying trends relating to eCommerce usage, including an emphasis on mobile eCommerce. Our success in eCommerce has been strengthened in part by our ability to leverage the information we have on our clients to infer client interests and affinities such that we can personalize the experience they have with us. We also utilize digital advertising to target internet and mobile users whose behavior indicates they might be interested in our products. Current or future legislation may reduce or restrict our ability to use these techniques, which could reduce the effectiveness of our marketing efforts.

We are also vulnerable to certain additional risks and uncertainties associated with our eCommerce and mobile websites and digital marketing efforts, including: changes in required technology interfaces; website downtime and other technical failures; internet connectivity issues; costs and technical issues as we upgrade our website software; computer viruses; vendor reliability; changes in applicable privacy laws and regulations; compliance costs related to maintaining a reasonable privacy and data security program that addresses constantly evolving legal requirements; security breaches; and consumer privacy concerns. We must keep up to date with competitive technology trends and opportunities that are emerging throughout the retail environment, including the use of new or improved technology, evolving creative user interfaces, and other eCommerce marketing trends such as paid search, re-targeting, and the proliferation of mobile usage, among others.

We expect to continue to invest capital and other resources in our eCommerce sales channel, but there can be no assurance that our initiatives will be successful or otherwise succeed in driving sales or attracting clients. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales or margin in our eCommerce sales channel, require us to impair certain assets, and damage our reputation and brands.

***If we experience security incident(s) that result in data breach(es), we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.***

No company can be entirely free of vulnerability to attack or compromise given that the techniques used to obtain unauthorized access, disable or degrade service, and obtain information or data change continuously. During the normal course of business, we have experienced and expect to continue to experience attempts to compromise our information systems. We collect, process and store certain personal information and other data relating to individuals, such as our clients, artisan partners, and employees. We rely substantially on commercially available systems, software, tools and monitoring to provide security for our processing, transmission and storage of personal information and other confidential information. We and our vendors have been the subject of hacking, social engineering, phishing attacks or other attacks. Due to these or other causes, we or our vendors have and in the future may suffer a security incident, which allow hackers or other unauthorized parties to gain access to personal information or other data, including payment card data or confidential business information, and we might not discover such issues for an extended period. The techniques used to obtain unauthorized access, to sabotage systems, and to obtain personal information, confidential information, or other data change continuously and generally are not identified until they are launched against a target. As a result, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, contractors, vendors or other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data. We expect to incur ongoing costs associated with the detection and prevention of cyber threats.

We may incur additional costs in the event of a data breach or other security incident. Our remediation efforts may not be successful and could result in interruptions to our operations. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for losses associated with cyber-attacks, as with all insurance policies, there are coverage exclusions and limitations, and our coverage may not be sufficient to cover all possible losses and claims, and we may still suffer losses that could have a material adverse effect on our business (including reputational damage).

***Material damage to, or interruptions in, our information systems as a result of external factors, staffing shortages, cyber risk, or difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations, and we may be exposed to risks and costs associated with protecting the integrity and security of our clients' information.***

We depend largely upon our information technology systems in the conduct of all aspects of our operations, many of which we are in the midst of replacing or implementing. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. We also rely on information technology systems to effectively manage, among other things, our business data, communications, summarizing and reporting results of operations, human resources benefits and payroll management, compliance with regulatory, legal and tax requirements and other processes and data necessary to manage our business. The future operation, success and growth of our business depends on streamlined processes made available through information systems, global communications, internet activity and other network processes.

Our information technology systems may be subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, and natural disasters. In addition, damage or interruption can also occur as a result of non-technical issues, including vandalism, catastrophic events, and human error. Damage or interruption to our information systems may require a significant investment to fix or replace the affected system, and we may suffer interruptions in our operations in the interim. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, these systems can be complex to develop, maintain, upgrade and protect against emerging threats, and we may fail to adequately hire or retain adequate personnel to manage our information systems, accurately gauge the level of financial and managerial resources to invest in our information systems, or realize the anticipated benefits of resources invested in our information systems particularly as our business changes as a result of the many initiatives that we are pursuing. Any material interruptions or failures in our systems or the products or systems of our third party vendors or other third parties that we share data with may have a material adverse effect on our reputation, business, financial condition, or results of operations.

In addition, our information systems can face risks to the extent we acquire new businesses but are not able to quickly or comprehensively integrate such acquired businesses into our policies and procedures for addressing cybersecurity risks or identify and address weaknesses in such acquired entity's information systems, which risks may be compounded to the extent the information systems of an acquired entity are integrated with ours, thus providing access to a broader set of sensitive client information through a compromised network at the acquired entity level, or by permitting an unauthorized party to access our system. If an unauthorized party is able to circumvent our security measures, it could destroy or steal valuable information or disrupt our operations.

Any successful breaches or attempted intrusions of our information systems could result in increased costs and potential reputational damage, which could materially adversely affect our reputation, business, financial condition, and results of operations. Additionally, in order for our business to function successfully, we and other vendors and third parties must be able to handle and transmit confidential and personal information securely, including in client orders placed through our website and the success of our eCommerce sales channel depends on the secure transmission of confidential and personal information over public networks, including the use of cashless payments. That information includes data about our clients as well as sensitive information about our vendors and workforce, including social security numbers and bank account information. If our systems, or those of our third party service providers, are damaged, misappropriated, interrupted or subject to unauthorized access, information about our clients, vendors or workforce could be stolen or misused. Any failure on the part of us or our third party service providers to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our third party service providers) and the misappropriation of confidential and personal information, could result in business disruption, misdirected payments, loss of company intellectual property, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in the Company incurring potentially substantial costs. Such events could also result in the deterioration of confidence in the Company by employees, consumers and customers and cause other competitive disadvantages.

Furthermore, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting additional state and federal proposals addressing data privacy and security. As the data privacy and security laws and regulations evolve, we may be subject to more extensive requirements to protect the client information that we process in connection with the purchases of our products. Our failure to successfully respond to these risks and uncertainties could reduce website sales and have a material adverse effect on our reputation, business, financial condition, or results of operations.

***Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and could harm our business, results of operations and financial condition.***

We have in the past incurred and may in the future incur losses from various types of fraudulent transactions, including the use of stolen credit card numbers, and claims that a buyer did not authorize a purchase. In addition, as part of the payment processing process, our client's credit and debit card information is transmitted to our third-party payment processors, and we may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our client's credit or debit card information if the security of our third-party credit card payment processors are breached. Furthermore, if we do not secure our online eCommerce sales channel or in-store card acceptance mechanisms, customer credit card information could be obtained by an unauthorized third party.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature for eCommerce transactions. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase.

We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our buyers and sellers in addition to the consequences that could arise from such action or inaction violating or being alleged to violate applicable laws, regulations, contractual obligations or other obligations, including those relating to privacy, data protection and data security as outlined above, including harm to our reputation and market position. Any of these could have an adverse impact on our business, results of operations, financial condition and prospects. Our failure to adequately prevent fraudulent transactions could damage our reputation and market position, result in claims, litigation or regulatory investigations and proceedings or lead to expenses that could harm our business, results of operations and financial condition.

***We are required to comply with payment card network operating rules and any material modification of our payment card acceptance privileges could have a material adverse effect on our business, results of operations, and financial condition.***

Because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard ("PCI DSS"), or the PCI Standard mandated by the card brands and administered by the Payment Card Industry Security Standards Council ("PCI SSC"), with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential issues and interruptions associated with the implementation of new or upgraded systems and technology, such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, results of operations and financial condition.

In addition to the PCI Standard, our payment processors may require us to comply with other payment card network operating rules, which are set and interpreted by the payment card networks. These rules and standards govern a variety of areas, including how consumers and clients may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment card networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons. If the payment card networks adopt new operating rules or interpret or reinterpret existing rules in ways that we or our payment processors find difficult or even impossible to comply with, or costly to implement, it could have a significant impact on our business and financial results.

If we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, penalties, damages, civil liability, suspension of registration, restrictions and expulsion from card acceptance programs, which could adversely affect our retail operations. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our payment card acceptance privileges. We also cannot guarantee that our compliance with network rules, including the PCI Standard, will prevent illegal or improper use of our payments platform or the theft, loss, or misuse of the credit card data of customers or participants, or a security breach.

**Risks Related to Our Intellectual Property**

*We may not be able to adequately protect our intellectual property rights.*

We regard our client lists, trademarks, domain names, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on a combination of trademark, copyright, and patent law, trade dress, trade secret protection, agreements, and other methods together with the diligence of our employees and others to protect our proprietary rights. For a variety of reasons, we might not be able to obtain protection in the United States or internationally for all of our intellectual property. We have only registered trademarks and obtained domain names in jurisdictions where we have a significant business presence, and not in all major jurisdictions. Further, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. We have in the past initiated, and may in the future initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or proprietary rights or to establish the validity of such rights. We have from time to time encountered other retailers selling products substantially similar to our products or misrepresenting that the products such retailers were selling were our products. We cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to prevent some infringement of our rights by others (especially with respect to infringement by non-United States entities with no physical United States presence), including imitation of our products and misappropriation of our images and brand.

If we are unable to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position could suffer. The costs of defending and enforcing our intellectual property assets may incur significant time and legal expense. While we will take all steps necessary to protect and enforce our rights because of factors beyond our control, we may not be entirely successful in protecting our assets, enforcing our rights or collecting on judgments.

*The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results.*

We are the owner of various trademarks for our brands and hold trademark registrations for many of them in the United States, Canada and China. We also own the Internet domain names for the Arhaus websites such as Arhaus.com, Arhaus.net, and Arhausfurniture.com, among others.

Third parties may use trademarks and brand names similar to Arhaus' trademarks and brand names and any potential confusion as to the source of goods or services could have an adverse effect on its business and may inhibit its ability to build name recognition in its markets of interest. Third parties may also oppose Arhaus' trademark applications or otherwise challenge Arhaus' use of the trademarks. If Arhaus' trademarks are successfully challenged, Arhaus could be forced to rebrand its products which could result in the loss of brand recognition and could require additional resources devoted to advertising and marketing new brands.

Domain names generally are regulated by Internet regulatory bodies. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country or to elect not to sell products in that country, either of which would adversely affect our business, financial condition and operating results. Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Regulatory bodies also may establish additional generic or countrycode top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that utilize the name Arhaus or our other brands in all of the countries in which we currently or intend to conduct business.

***If third parties claim that we infringe upon their intellectual property rights, our operating results could be adversely affected.***

Third parties have in the past asserted, and may in the future assert, intellectual property claims against us, particularly as we expand our business to include new products and product categories and move into other geographic markets. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability and prevent us from selling some of our products, incur costs to redesign or rebrand our products or license rights from third parties or cease using those rights altogether, which could have a material adverse impact on our business, financial condition, or results of operations.

**Risks Related to Government Regulation**

***We are subject to governmental regulations and may be subject to enforcement if we are not in compliance with applicable regulation, and changes in laws could make conducting our business more expensive or otherwise change the way we do business.***

We are subject to a broad range of federal, state and local laws and regulations in connection with our core business and private label credit card operations, including labor and employment, customs, privacy and cybersecurity, health and safety, real estate, environmental and zoning and occupancy laws, and other laws and regulations that otherwise govern our business. Our products and their manufacturing, labeling, marketing and sale are also subject to various aspects of the Federal Trade Commission Act, state consumer protection laws and state warning and labeling laws, such as Proposition 65 in California. In addition, various jurisdictions may seek to adopt similar or additional product labeling or warning requirements.

As a retail business, changes in laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could negatively impact us by increasing compensation and benefits costs for overtime and medical expenses. Changes to United States health care laws, or potential global and domestic greenhouse gas emission requirements and other environmental legislation and regulations, could result in increased direct compliance costs for us (or may cause our vendors to raise the prices they charge us in order to maintain profitable operations because of increased compliance costs), increased transportation costs or reduced availability of raw materials.

Our business involves receiving, processing, storing, using and sharing data, some of which contains personal information. We are subject to complex and rapidly evolving laws addressing data protection, and companies are under increased regulatory scrutiny with respect to privacy and data security. The interpretation and application of existing laws regarding this subject are continuing to evolve and many states are considering new regulations in this area. Applicable United States privacy laws or new state or federal laws may limit our ability to collect and use data, require us to modify our data processing practices or result in the possibility of fines, litigation or orders which may have an adverse effect on our business and results of operations. As our business evolves, we may be subject to international privacy laws that further limit our data collection and handling practices. We cannot yet fully determine the impact that such future privacy requirements may have on our business or operations. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may also require us to incur substantial costs to reach compliance, change the manner in which we use data, and adversely affect the profitability of our private label credit card program.

Additionally, we are subject to the terms of our privacy policies and notices and may be bound by contractual requirements applicable to our collection, use, processing and disclosure of personal information, and may be bound by or alleged to be subject to, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Any failure or perceived failure by us or any third parties with which we do business to comply with our privacy policies or with other privacy-related obligations to which we or such third parties are or may become subject, may result in investigations or enforcement actions against us by governmental entities, private claims, public statements against us by consumer advocacy groups or others, and fines, penalties or other liabilities. For example, California consumers whose information has been subject to a security incident may bring civil suits under the CCPA, for the greater of actual damages or statutory damages between $100 and $750 per violation. Any such action would be expensive to defend, likely would damage our reputation and market position, could result in substantial liability and could adversely affect our business and results of operations.

Further, in view of new or modified privacy requirements, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices, and to expend significant resources to adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner.

In addition, to the extent we expand our operations as a result of engaging in new business initiatives or product lines, or expanding into new markets, we may become subject to new regulations and regulatory regimes. In addition to increased regulatory compliance, if the regulations applicable to our business operations were to change, it could make conducting our business more expensive or otherwise change the way we do business. We may need to continually reassess our compliance procedures, personnel levels and regulatory framework in order to keep pace with our business initiatives, and there can be no assurance that we will be successful in doing so.

Failure by us, our manufacturers, or our vendors to comply with applicable laws and regulations or to obtain and maintain necessary permits, licenses, and registrations relating to our operations could subject us to administrative and civil penalties, including significant fines, civil liability, criminal liability or sanctions, or other enforcement actions. Any of these actions could result in a material effect on our operating results, business and financial condition, including increased operating costs.

***Expectations of our company relating to corporate responsibility factors may impose additional costs and expose us to new risks.***

There is an increasing focus from certain investors, clients and other key stakeholders concerning corporate responsibility. We expect that an increased focus on corporate responsibility considerations will affect some aspects of our operations. There are a number of constituencies that are involved in a range of corporate responsibility issues including investors, special interest groups, public and consumer interest groups and third party service providers. As a result, there is an increased emphasis on corporate responsibility ratings and a number of third parties provide reports on companies in order to measure and assess corporate responsibility performance. In addition, the factors by which companies' corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We risk damage to our brand and reputation in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. We may be required to make substantial investments in matters related to corporate responsibility, which could require significant investment and impact our results of operations. Any failure in our decision-making or related investments in this regard could affect client perceptions as to our brand. Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding corporate responsibility matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

**Risks Related to Our Indebtedness**

***We are party to a revolving credit facility that contains covenants, which may restrict our current and future operations and could adversely affect our ability to execute our business needs.***

Our $75 million revolving credit facility that is subject to a borrowing base availability calculation (the "Revolving Credit Facility") with Bank of America, N.A., as administrative agent, and the lenders party thereto, contains restrictive covenants that limit our ability to, among other things, incur certain additional indebtedness, make certain investments, merge, dissolve, liquidate or consolidate all or substantially all of our assets, make certain dispositions or restricted payments, enter into certain transactions with affiliates or make certain amendments to our organizational documents. The terms of the Revolving Credit Facility may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. Further, complying with these covenants could make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against our competitors who may not be subject to such restrictions. In addition, we may not be able to generate sufficient cash flow to meet the financial covenants or pay the principal or interest thereunder.

If we are unable to comply with our payment requirements, our lender may accelerate our obligations under the Revolving Credit Facility and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders' interests. If we fail to comply with our covenants under the Revolving Credit Facility, it could result in an event of default thereunder and our lenders could accelerate the entire indebtedness, which could cause us to be unable to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may be on terms that are unfavorable to us.

***We may be unable to secure additional financing on favorable terms, or at all, to meet our future capital needs, which in turn could impair our growth.***

We intend to continue to grow our business, which could require additional capital to expand our distribution, improve our operating infrastructure or finance working capital requirements. Accordingly, we may need to engage in additional equity or debt financings to secure additional capital. If we raise additional capital through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we may issue could have rights, preferences and privileges superior to those holders of our Class A common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which could make it more difficult for us to raise additional capital and to pursue our growth strategies. If we are unable to secure additional funding on favorable terms, or at all, when we need it, our business may be materially adversely affected.

**Risks Related to Ownership of our Class A Common Stock**

***The dual class structure of our common stock has the effect of concentrating voting power with John Reed (our "Founder") and (i) the Reed 2013 Generation Skipping Trust, which is an irrevocable trust and of which Messrs. Adams and Beargie are trustees and (ii) the 2018 Reed Dynasty Trust, which is an irrevocable trust and of which Messrs. Adams and Beargie are trustees (collectively, the "Founder Family Trusts"), which gives our Founder and the Founder Family Trusts substantial control over us, including over matters that require the approval of stockholders under our certificate of incorporation and applicable law or stock exchange rules, and their interests may conflict with ours or those of our other stockholders.***

Each share of our Class B common stock entitles its holders to ten votes per share on all matters presented to our stockholders generally, while each share of our Class A common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. Our Founder and (i) the John P. Reed Trust dated 4/29/1985, as amended, of which Mr. Reed is trustee, (ii) the Reed 2013 Generation Skipping Trust, of which Messrs. Adams and Beargie are trustees, and (iii) the 2018 Reed Dynasty Trust, of which Messrs. Adams and Beargie are trustees (collectively, "the Class B Trusts") control the voting power of all of the outstanding Class B common stock. As of February 14, 2025, our Founder beneficially holds approximately 32.10% of our outstanding capital stock and controls approximately 48.76% of the voting power of our outstanding capital stock. As of February 14, 2025, the Founder Family Trusts beneficially hold approximately 29.90% of our outstanding capital stock and control approximately 45.46% of the voting power of our outstanding capital stock. The current independent co-trustees of the Founder Family Trusts, Albert Adams and Bill Beargie, are also directors of the Company. Our Founder does not have the right to direct or control the voting of the shares of Class B common stock that are held by the Founder Family Trusts, and the independent co-trustees have sole voting and dispositive power over the Class B common stock held by the Founder Family Trusts. However, our Founder is the settlor of the Founder Family Trusts and is related to a majority of the beneficiaries of the Founder Family Trusts, and his views may be taken into account by the co-trustees and others related to the Founder Family Trusts. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. The shares of Class B common stock will automatically convert into shares of Class A common stock on the earliest to occur of (i) twelve months after the death or incapacity of our Founder, and (ii) the date upon which the then outstanding shares of Class B common stock first represent less than 10% of the voting power of the then outstanding shares of Class A common stock and Class B common stock.

The concentration of ownership could deprive stockholders of an opportunity to receive a premium for shares of our Class A common stock as part of a sale of the Company and ultimately might affect the market price of our Class A common stock.

***The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.***

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. For example, certain indices may have eligibility criteria that exclude companies with multiple classes of shares of common stock. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock. In addition, given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price for our Class A common stock could be adversely affected.

***Delaware law may protect decisions of our Board of Directors that have a different effect on holders of our Class A common stock and Class B common stock.***

Stockholders may not be able to challenge decisions that have an adverse effect upon holders of our Class A common stock compared to holders of our Class B common stock if our Board of Directors acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders. Delaware law generally provides that a Board of Directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to different groups of stockholders, subject to applicable provisions set forth in a corporation's certificate of incorporation and general principles of corporate law and fiduciary duties.

***The market price, trading volume and marketability of our Class A common stock may be significantly affected by numerous factors, some of which are beyond our control.***

The market price and trading volume of our Class A common stock may fluctuate and/or decline significantly. Many factors that are beyond our control may materially adversely affect the market price of our Class A common stock and the marketability of our Class A common stock. These factors include, but are not limited to, the following:

- macroeconomic conditions, including inflation and factors affecting the housing market;
- the failure of securities analysts to continue to cover our common stock or changes in financial estimates or recommendations by analysts;
- changes in market valuation or earnings of our competitors;
- actual or anticipated variations in our annual or quarterly results of our operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;
- significant volatility in the market price and trading volume of securities of companies in the retail and consumer goods sectors in which our business operates, which may not be related to the operating performance of these companies and which may not reflect the performance of our business;
- changes in preferences of our customers;
- announcements of new products, significant price reductions or promotions by us or our competitors;

- share transactions by principal stockholders;
- stock price performance of our competitors;
- market price and volume fluctuations in the stock market generally;
- actual or anticipated negative earnings or other announcements by us or other retail companies;
- downgrades in our credit ratings or the credit ratings of our competitors;
- natural or man-made disasters or other similar events including public health issues or pandemics; and
- global economic, legal and regulatory changes unrelated to our performance.

In addition to market and industry factors, the price and trading volume for our Class A common stock may be highly volatile for factors that are specific to our company. These factors include, but are not limited to, our low public float, and that we have a controlling shareholder.

***Our anti-takeover provisions could prevent or delay a change in control of the Company, even if such change in control would be beneficial to our stockholders.***

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These provisions include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;
- our classified board structure;
- the removal of directors only for cause;
- prohibiting the use of cumulative voting for the election of directors;
- limiting the ability of stockholders to call special meetings or amend our bylaws;
- establishing advance notice and duration of ownership requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- the ability of our Board of Directors upon majority vote to amend or repeal our bylaws.

These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions as such stockholders may desire. In addition, because our Board of Directors is responsible for appointing our executive officers, these provisions could in turn affect any attempt by our stockholders to replace current executive officers.

***We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.***

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board of Directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock or unreserved common stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

***Our director who has a relationship with Freeman Spogli & Co. may have a conflict of interest with respect to matters involving us.***

One of our directors is affiliated with Freeman Spogli & Co. ("Freeman Spogli"). This director has fiduciary duties to both us and Freeman Spogli. Our amended and restated certificate of incorporation provides that the doctrine of "corporate opportunity" will not apply with respect to Freeman Spogli or certain related parties or any of our directors who are employees of Freeman Spogli or its affiliates such that Freeman Spogli and its affiliates will be permitted to invest in competing businesses or do business with our customers. Under the amended and restated certificate of incorporation, subject to the limitations set forth therein, Freeman Spogli is not required to tell us about a corporate opportunity, may pursue that opportunity for itself or it may direct that opportunity to another person without liability to our stockholders. To the extent they invest in such other businesses, Freeman Spogli may have differing interests than our other stockholders.

***We are a "controlled company" within the meaning of Nasdaq rules and qualify for and may rely on exemptions from certain corporate governance requirements.***

Because our Founder and the Class B Trusts hold more than a majority of the total voting power of our common stock, we are a "controlled company" within the meaning of Nasdaq rules. Under these rules, a company of which more than 50% of the voting power with respect to the election of directors is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

- that a majority of its Board of Directors consist of independent directors;
- that its director nominees be selected or recommended for the board's selection by a majority of the board's independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and
- that its compensation committee be composed solely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Although we have not elected to be treated as a controlled company and use these exemptions, if we chose to do so in the future our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq rules regarding corporate governance, which could make our Class A stock less attractive to investors or otherwise harm our stock price.

***Future sales of shares of Class A common stock, or the perception in the public market that such sales may occur, could adversely affect the market price of our Class A common stock. Our stockholders could be diluted by such future sales and be further diluted upon the conversion of Class B common stock into Class A common stock.***

Future sales of our shares could adversely affect the market price of our Class A common stock. If our existing stockholders sell a large number of shares, or if we issue a large number of shares of our common stock in connection with future acquisitions, strategic alliances, third-party investments and private placements or otherwise, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares could depress the market price of our Class A common stock. In the aggregate, as of February 14, 2025, our Founder beneficially owns 45,078,259 shares of our Class B common stock, and the Founder Family Trusts, in the aggregate, beneficially own 42,037,341 shares of Class B common stock, representing all of the outstanding shares of Class B common stock. The shares of Class B common stock beneficially owned by our Founder represent approximately 48.75% of our total voting power. The shares of Class B common stock beneficially owned by the Founder Family Trusts represent, in the aggregate, approximately 45.46% of our total voting power.

Any potential sale, disposition or distribution of our common stock or the perception that such sale, disposition or distribution could occur, could adversely affect prevailing market prices of our Class A common stock.

***If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our Class A common stock adversely, our stock price and trading volume could decline.***

The trading market for our Class A common stock is and will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or describe us or our business in a negative manner, the price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. In addition, if we fail to meet the expectations and forecasts for our business provided by securities analysts, the price of our Class A common stock could decline.

***Delaware law and our corporate organizational and governing documents impose various impediments to the ability of a third party to acquire control of us, which could deprive our investors of the opportunity to receive a premium for their shares.***

We are a Delaware corporation, and the anti-takeover provisions of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws, impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our stockholders.

These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Our amended and restated bylaws provide that a majority of our Board of Directors may call special meetings of our stockholders. Our amended and restated certificate of incorporation also permit the issuance without stockholder approval of authorized but unissued shares of common stock and preferred stock.

Our amended and restated bylaws require advanced notice and duration requirements for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board of Directors. Stockholders at an annual meeting may consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary. Further, our amended and restated bylaws provide that our bylaws may be amended or repealed by a majority vote of our Board of Directors or by the affirmative vote of a majority of the votes which all our stockholders would be eligible to cast in an election of directors.

The foregoing factors, as well as the significant common stock ownership by our Founder, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our Class A common stock that could result in a premium over the market price for shares of Class A common stock.

***Our amended and restated certificate of incorporation provides for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.***

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, any action to interpret, apply or enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against any defendant arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including underwriters and any other professional or entity who has prepared or certified any part of this Annual Report. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

## General Risks

### *Our operations present risks which may not be fully covered by insurance.*

We carry comprehensive insurance against the hazards and risks underlying our operations. We believe our insurance policies are customary in the industry; however, some losses and liabilities associated with our operations may not be covered by our insurance policies. In addition, there can be no assurance that we will be able to obtain similar insurance coverage on favorable terms (or at all) in the future. Significant uninsured losses and liabilities could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance is subject to deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by us, which could have a material adverse effect on our financial condition and results of operations.

### *As a public reporting company, we are subject to the Nasdaq rules and the rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we continue to fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner in the future.*

As a public reporting company, we are subject to the Nasdaq rules and the rules and regulations established from time to time by the SEC. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can evaluate the effectiveness of our internal control over financial reporting. Likewise, our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation, and the price per share of our Class A common stock could decline.

We have and expect to continue to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that are placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, our business could be adversely affected and the price per share of our Class A common stock price could decline.

At this time, we are unable to assert that our internal control over financial reporting is effective and our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting. See Item 9A Controls and Procedures, for management's annual report on internal control over financial reporting as of December 31, 2024.

**Item 1B. Unresolved Staff Comments**

None.

**Item 1C. Cybersecurity**

*Cybersecurity Risk Management and Strategy*

We are regularly subject to cyberattacks and other cybersecurity incidents. In response, we evaluate and implement cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage cybersecurity risks. Our management team collaborates with our Information Security function, led by our Chief Information Officer ("CIO") to gather insights for assessing, identifying and managing cybersecurity threat risks, their severity, and potential mitigations.

We assess our information security program against the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). This program includes policies, processes and procedures to help assess and identify our cybersecurity risks and inform how security measures and controls are developed, implemented and maintained. Such risk assessments along with risk-based analysis and judgment are used to select security controls to address risks. During this process, the following factors, among others, are considered: likelihood and severity of risk, impact on the Company and others if a risk materializes, feasibility and cost of controls and impact of controls on operations.

We consult with outside advisors and experts to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk environment. In addition, we continue to expand training and awareness practices to mitigate risk from human error, including mandatory computer-based training and internal communications for employees. Our employees undergo cybersecurity awareness training and regular phishing awareness campaigns that are based upon and designed to emulate real-world contemporary threats. We provide prompt feedback (and, if necessary, additional training or remedial action) based on the results of such exercises. Our processes also considers cybersecurity risks associated with our use of third-party service providers including suppliers, software and cloud-based service providers during contracting and vendor selection processes.

In addition to the processes, technologies, and controls that we have in place to reduce the likelihood of a material cybersecurity incident (or series of related cybersecurity incidents), the Company has a written incident response plan outlining how to address cybersecurity events that occur. The plan sets forth the steps for coordination among various corporate functions and governance groups and serves as a framework for the execution of responsibilities across businesses and operational roles. Our incident response plan is designed to help us coordinate actions to prepare for, detect, respond to and recover from cybersecurity incidents, and includes processes to triage, assess severity, escalate, contain, investigate, and remediate the incident, as well as to assess the need for disclosure, comply with applicable legal obligations and mitigate the impact to our brand and reputation and on impacted parties. We also maintain insurance coverage that, subject to its terms and conditions, is intended to help us cover certain costs associated with cybersecurity incidents and information system failures.

The Company (or the third parties it relies on) may not be able to fully, continuously, or effectively design and implement security controls as intended. As described above, we utilize a risk-based approach and judgment to determine whether and how to implement certain security controls and it is possible that we may not implement the necessary controls if we are unable to recognize or underestimate a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate cybersecurity risks. Cybersecurity events, when detected by security tools or third parties, may not always be identified immediately or addressed in the manner intended by our cybersecurity incident response plan.

*Impact of cybersecurity risks on business strategy, results of operations or financial condition*

Based on the information available as of the date of this Form 10-K, we have no reason to believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For additional information, see Item 1A, "Risk Factors" in this Form 10-K.

*Cybersecurity Governance*

Our cybersecurity risk management and strategy processes are led by our CIO. Our cybersecurity team has experience in various roles across multiple industries involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and managing multiple industry and regulatory compliance environments.

Cybersecurity is an important part of our overall risk management processes and the Technology Committee of our Board of Directors has primary oversight responsibility for the Company's cybersecurity and other technology risks. The Committee reviews and discusses with management our cybersecurity, privacy and data security programs, the status of projects to strengthen internal systems and any significant cybersecurity incidents, including recent incidents at other companies and the emerging threat landscape. The Committee also reviews with management the implementation and effectiveness of the Company's controls to monitor and mitigate cybersecurity risks. In addition, our Board receives periodic updates regarding our cybersecurity program.

## Item 2. Properties

Our corporate headquarters and primary distribution center are located at 51 E. Hines Hill Road, Boston Heights, Ohio, just outside of Cleveland, Ohio. We believe that our current corporate headquarters and facilities are well maintained. The following table sets forth the location, use and size of our corporate, distribution, manufacturing, warehouse, and retail facilities as of December 31, 2024:

| Location | Use | Approximate Square Footage |
| --- | --- | --- |
| Boston Heights, Ohio[1] | Corporate headquarters and distribution center | 1,028,500 |
| Conover, North Carolina[1] | Distribution center and manufacturing facility | 497,000 |
| Dallas, Texas[1] | Distribution center | 800,700 |
| Walton Hills, Ohio[1] | Warehouse | 235,900 |
| Elyria, Ohio[1] | Warehouse | 171,000 |
| Traditional Showrooms, Design Studios and Outlets[1][2] | Retail | 1,676,000 |

[1] See Note 7 — *Leases* to our Consolidated Financial Statements included elsewhere in this Form 10-K.
[2] We lease our Traditional Showrooms, Design Studios and Outlets in multiple locations across 30 states.

## Item 3. Legal Proceedings

From time to time, we have and we may become involved in legal proceedings arising in the ordinary course of business, including claims related to our employment practices, claims of intellectual property infringement and claims related to personal injuries and product liability for the products that we sell and in the Showrooms we operate. Any claims could result in litigation against us and could result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business. Defending such litigation is costly and can impose significant burden on management and employees. Further, we could receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurance that favorable final outcomes will be obtained.

We are currently not a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations. See Note 11 — *Commitments and Contingencies* to our consolidated financial statements included elsewhere in this Annual Report for further details.

## Item 4. Mine Safety Disclosures

Not applicable.

**Part II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Market Information for Common Stock**

Our Class A common stock trades on the Nasdaq Global Select Market under the symbol "ARHS." There is no public trading market for our Class B common stock.

**Share Repurchases**

The following table contains information with respect to repurchases of shares made by the Company during the three months ended December 31, 2024. The table reflects shares delivered to the Company by employees to satisfy tax withholding obligations due upon the vesting of restricted stock units. These shares were not repurchased in connection with any publicly announced share repurchase programs.

| Period | Total number of shares purchased | Weighted average price paid per share | Total number of shares purchased as part of publicly announced plans | Approximate dollar value of shares that may yet be purchased under publicly announced plans |
|---|---|---|---|---|
| October 2024 | 520 | $ 10.93 | — | $ — |
| November 2024 | 50,175 | 9.68 | — | — |
| December 2024 | 56 | 9.93 | — | — |
| Total | 50,751 | $ 9.69 | — | $ — |

**Holders of Record**

As of February 21, 2025, there were 107 stockholders of record of our Class A common stock and 3 stockholders of record of our Class B common stock. The actual number of holders of our Class A and Class B common stock is greater than the number of record holders stated above, and includes stockholders who are beneficial owners, but whose shares are held in "street name" by brokers or other nominees. The number of holders of record presented here also does not include beneficial stockholders whose shares may be held in trust by other entities.

**Dividend Policy**

On February 29, 2024, the Board of Directors of the Company declared a special cash dividend on the Company's Class A and Class B common stock of $0.50 per share, payable April 4, 2024, to shareholders of record at the close of business on March 21, 2024. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant.

**Stock Performance Graph**

The graph below presents our cumulative total shareholder returns on our common stock relative to the performance of the Nasdaq Global Composite Index and the Dow Jones U.S. Furnishings Index. The graph assumes $100 was invested in our Class A common stock at the market close on November 4, 2021, which was the first day our Class A common stock began trading, and its relative performance is tracked through December 31, 2024. The graph uses the closing market price on November 4, 2021 of $12.80 per share as the initial value of our Class A common stock. Data for the Company, Nasdaq Global Composite Index and Dow Jones U.S. Furnishings Index assumes reinvestment of dividends. The performance shown in the graph below is based upon historical data and is not indicative of, nor intended to forecast, future performance of our Class A common stock.

*This graph shall not be deemed "soliciting material" or be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that section, and shall not be deemed to be incorporated by reference into any of our* *filings under the Securities Act of 1933, as amended, or the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*



**Recent Sales of Unregistered Securities and Use of Proceeds**

None.

**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

We have prepared this Management's Discussion and Analysis ("MD&A") as an aid to understanding our financial results. It should be read together with the accompanying consolidated financial statements and related notes. It includes management's analysis of past financial results and certain potential factors that may affect future results, potential future risks and approaches that may be used to manage those risks. Some of the statements we make in this section are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Annual Report entitled "Special Note Regarding Forward-Looking Statements." In addition to the discussion of potential risks discussed in MD&A, certain other risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Annual Report entitled "Risk Factors."

This discussion and analysis addresses 2024 and 2023 items and year-over-year comparisons between 2024 and 2023. Discussions regarding our financial condition and results of operations for 2023 compared to 2022 not included in this Annual Report can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

**Revision of Previously Issued Consolidated Financial Statements**

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been amended to give effect to the revision of our consolidated balance sheet and consolidated statements of cash flows, as more fully described in Note 1 – *Nature of Business* to the Notes to Consolidated Financial Statements – Revision of Previously Issued Consolidated Financial Statements

**Overview**

Arhaus is a growing lifestyle brand and premium retailer in the United States home furnishings market, specializing in livable luxury supported by globally-sourced, heirloom-quality merchandise. We offer a differentiated direct-to-consumer approach to furniture and décor. Our curated assortments are presented across our sales channels in sophisticated, family friendly and unique lifestyle settings. We offer merchandise assortments across a number of categories, including furniture, outdoor, lighting, textiles and décor. Our products, designed to be used and enjoyed throughout the home, are sourced directly from factories and vendors with no wholesale or dealer markup, allowing us to offer an exclusive assortment at an attractive value. Our direct sourcing network consists of more than 400 vendors, some of whom we have had relationships with since our founding. Our product development teams work alongside our direct sourcing partners to bring to market proprietary merchandise that is a great value to clients, while delivering attractive margins.

We believe in providing a dynamic and welcoming experience in our Showrooms and online with the conviction that retail is theater. Our national omni-channel business positions our retail locations as Showrooms for our brand, while our website acts as a virtual extension of our Showrooms. Our theater-like Showrooms are highly inspirational and function as an invaluable brand awareness vehicle. Our seasoned sales associates and in-home designers provide expert advice and assistance to our client base that drives significant client engagement. Our omni-channel model allows clients to begin or end their shopping journey online, while also experiencing our theater-like Showrooms throughout the shopping journey. Data about the Showrooms we operated as of each period presented is as follows:

|  | December 31, | |
| --- | --- | --- |
|  | **2024** | **2023** |
| Traditional Showrooms | 85 | 80 |
| Design Studios | 11 | 8 |
| Outlets | 7 | 4 |
| Total Showrooms | 103 | 92 |
|  |  |  |
| Total square footage (in thousands) | 1,676 | 1,438 |
| Showrooms with in-home designers | 89 | 78 |
| States where we operate | 30 | 29 |

**Factors Affecting Our Business**

Our business performance and results of operations have been, and will continue to be, affected by the factors described below. While each of these key factors presents significant opportunities for our business, they also pose challenges that we must successfully address in order to sustain growth, improve our results of operations and achieve and maintain profitability.

*Overall Economic Trends*. The industry in which we operate is cyclical. Consequently, our net revenue is affected by general economic conditions including conditions that affect the housing market and economic factors including the health and volatility of the stock market. We target consumers of high-end home furnishings. As a result, we believe that our sales are sensitive to a number of macroeconomic factors that influence consumer spending generally, and that our sales are particularly affected by the health of the higher end consumer and demand levels from that consumer demographic. While the overall home furnishings market may be influenced by factors such as employment levels, interest rates, new household formation and the affordability of homes for first time home buyers, the higher end of the housing market may be disproportionately influenced by other factors, including stock market prices, the number of second and third homes being purchased and sold, tax policies, interest rates, and perceived capital appreciation prospects in higher end real estate. Shifts in consumption patterns may continue to have an impact on consumer spending in the United States premium home furnishings market. In the past, we have experienced volatility in our sales trends related to many of these factors and believe our sales may be impacted by these economic factors in future periods.

*Housing Market and Housing Turnover*. Our business depends on consumer demand for our products and is therefore sensitive to a number of factors that influence consumer spending, including, among other things, housing prices, new construction, other activity in the housing sector, the state of the mortgage industry and other aspects of consumer credit tied to housing, including the availability and pricing of mortgage refinancing and home equity lines of credit. In particular, periods of increased or decreased home purchases may lead to increased or decreased consumer spending on home furnishings.

*Our Strategic Initiatives*. We are in the process of implementing a number of business initiatives that have had, and will continue to have, an impact on our results of operations. These initiatives include expanding our Showroom footprint, enhancing our digital marketing capabilities and eCommerce sales channel, optimizing our product assortment, expanding our supply chain infrastructure and continuing to invest in technology and related systems enhancements. As a result of the number of current business initiatives we are pursuing, we have experienced in the past, and may experience in the future, significant period-to-period variability in our financial performance and results of operations. While we anticipate that these initiatives will support the growth of our business, costs and timing issues associated with pursuing these initiatives can negatively affect our growth rates in the near term and may amplify fluctuations in our growth rates from quarter to quarter.

*Our Ability to Source and Distribute Products Effectively*. Our net revenue and gross margin are affected by our ability to purchase merchandise in sufficient quantities at competitive prices. Our level of net revenue has been adversely affected in prior periods by supply chain constraints, including the inability of our vendors to produce or ship sufficient quantities of some merchandise to match market demand from our clients, leading to higher levels of client backlog.

*Consumer Preferences and Demand*. Our ability to maintain our appeal with existing clients and to attract new clients depends on our ability to design, develop and offer a compelling product assortment responsive to client preferences and design trends. If we misjudge the market for our products or the product lines that we acquire, we may be faced with excess inventories for some products and may be required to become more promotional in our selling activities, which would impact our net revenue and gross margin.

*Seasonality in Quarterly Results*. Our quarterly results vary depending upon a variety of factors, including changes in our product offerings and the introduction of new merchandise assortments and categories, the opening of new retail locations, shifts in the timing of various events quarter over quarter including holidays and other events such as Showroom closures, catalog releases, promotional events and the extent of our realization of the costs and benefits of our numerous strategic initiatives, among other things. As a result of these factors, our working capital requirements and demands on our distribution and delivery network may fluctuate during the year. Unique factors in any given quarter may affect period-to-period comparisons among the quarters being compared, and the results for any quarter are not necessarily indicative of the results that we may achieve for a full year.

For example, our large catalogs in the spring and fall may drive higher demand in the months they are released than in the other months in the year. Variable expenses related to demand will also be higher in those months. Net revenue related to demand is recorded in later months, depending on when the client obtains control of the merchandise.

**How We Assess the Performance of Our Business**

In addition to U.S. GAAP results, this 10-K contains references to the non-GAAP financial measures below. We use these non-GAAP measures to help assess the performance of our business, identify trends affecting our business, formulate business plans and make strategic decisions. In addition to our results determined in accordance with U.S. GAAP, we believe that providing these non-GAAP financial measures is useful to our investors as they present an informative supplemental view of our results from period-to-period by removing the effect of non-recurring items.

The non-GAAP financial measures presented herein are specific to us and may not be comparable to similar measures disclosed by other companies because of differing methods used by other companies in calculating them. These measures are also not intended to be measures of free cash flow for management's discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our U.S. GAAP results in addition to using these non-GAAP financial measures. The non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We consider the following financial and operating measures that affect our results of operations:

*Net Revenue and Demand.* Net revenue is recognized when a client obtains control of the merchandise. We also track demand in our business which is a key performance indicator linked to the level of client orders placed. Demand is an operating metric that we use to measure the dollar value of orders (based on purchase price) at the time the order is placed, net of the dollar value of cancellations and returns (based on unpaid purchase price and amount credited to client). These orders are recognized as net revenue when a client obtains control of the merchandise. Because demand is measured net of cancellations, all demand will eventually become net revenue, with appropriate reserves, when delivered to the client.

*Comparable Growth.* Comparable growth is the year-over-year percentage change of the dollar value of orders delivered (based on purchase price), net of the dollar value of returns (based on amount credited to client), from comparable Showrooms and eCommerce, including through our catalogs and other mailings. This metric is a key performance indicator used by management to evaluate Showroom performance for locations that have been opened for at least 15 consecutive months, which enables management to view the performance of those Showrooms without the dollar value of orders delivered for new Showrooms being included. Comparable Showrooms are defined as permanent Showrooms open for at least 15 consecutive months, including relocations in the same market. Showrooms record demand immediately upon opening, while orders delivered take additional time because product must be delivered to the client. The dollar value of orders delivered for Outlet comparable locations is included.

*Demand Comparable Growth.* Demand comparable growth is the year-over-year percentage change of demand from our comparable Showrooms and eCommerce, including through our catalogs and other mailings. This metric is a key performance indicator used by management to evaluate Showroom demand performance for locations that have been opened for at least 13 consecutive months, which enables management to view the performance of those Showrooms without new Showroom demand included. For demand purposes, comparable Showrooms are defined as permanent Showrooms open for at least 13 consecutive months, including relocations in the same market. Outlet comparable location demand is included.

Demand comparable growth provides insight into business levels in a particular period by comparing the dollar value of orders (based on purchase price) placed in that period to the prior comparable period. Although these orders do not result in net revenue until the order is delivered at a later point in time, management utilizes this metric to evaluate core performance.

Comparable growth is an additional measure that management utilizes to compare the dollar value of orders delivered (based on purchase price) in a period compared to the prior comparable period. Since delivery generally coincides with recognition of net revenue, with appropriate reserves, comparable growth trends will more closely track trends in reported net revenue than demand comparable growth trends. While increases or decreases in demand comparable growth will translate into increases or decreases in comparable growth over time, the trends do not necessarily correlate in any particular period. This is partially due to the general lag in time between when an order is placed and when an order is delivered. When the time gap from order to delivery increases, due to supply chain challenges for example, it may take longer for comparable growth to reflect demand comparable growth. Notwithstanding these limitations, management considers it useful to assess both measures together to get a more complete picture of overall performance trends, and believes these measures can be useful to investors for the same purpose, when viewed together with our reported results and other metrics.

*Gross Margin.* Gross margin is equal to our net revenue less cost of goods sold. Cost of goods sold includes the direct cost of purchased merchandise, inventory reserves, inbound freight, all freight costs to get merchandise to our Showrooms, credit card fees, design, buying and allocation costs, our supply chain, such as product development and sourcing, occupancy costs related to Showroom operations, such as rent and common area maintenance for our leases, depreciation and amortization of leasehold improvements, equipment and other assets in our Showrooms. In addition, cost of goods sold includes all logistics costs associated with shipping product to our clients, partially offset by delivery fees collected from clients (recorded in net revenue on the consolidated statements of comprehensive income).

*Selling, General and Administrative Expenses.* Selling, general and administrative ("SG&A") expenses include all operating costs not included in cost of goods sold. These expenses include payroll and payroll related expenses, Showroom expenses other than occupancy and expenses related to many of our operations at our distribution centers and corporate headquarters, including marketing, information technology, legal, human resources, utilities and depreciation and amortization expense. Payroll includes both fixed compensation and variable compensation. Variable compensation includes Showroom commissions and Showroom bonus compensation related to demand, likely before the client obtains control of the merchandise. Variable compensation is not significant in our eCommerce sales channel. All new Showroom opening expenses, other than occupancy, are included in SG&A expenses and are expensed as incurred. We expect certain of these expenses to continue to increase as we open new Showrooms, develop new product categories and otherwise pursue our current business initiatives. SG&A expenses as a percentage of net revenue are usually higher in lower-volume quarters and lower in higher-volume quarters because a significant portion of the costs are fixed.

*EBITDA.* We define EBITDA as consolidated net income before depreciation and amortization, interest income, net and income tax expense.

*Adjusted EBITDA.* We believe that adjusted EBITDA is a useful measure of operating performance as the adjustments eliminate items that we believe are not reflective of underlying operating performance in a particular period. Adjusted EBITDA facilitates a comparison of our operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business.

Because adjusted EBITDA omits certain non-cash items and items that we believe are not reflective of underlying operating performance in a particular period, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and can be more reflective of our operating performance in a particular period. We also use adjusted EBITDA as a method for planning and forecasting overall expected performance and for evaluating, on a quarterly and annual basis, actual results against such expectations.

The following is a reconciliation of our net and comprehensive income to EBITDA and adjusted EBITDA for the periods presented (in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Net and comprehensive income | $ 68,550 | $ 125,239 |
| Interest income, net | (3,163) | (3,351) |
| Income tax expense | 22,372 | 43,450 |
| Depreciation and amortization | 39,086 | 29,442 |
| EBITDA | 126,845 | 194,780 |
| Equity based compensation | 7,640 | 7,909 |
| Other (income) expenses[1] | (1,202) | 792 |
| Adjusted EBITDA | $ 133,283 | $ 203,481 |

[1] Other (income) expenses represent costs and investments not indicative of ongoing business performance, such as gain on disposal of assets, secondary offering costs, severance, signing bonuses and recruiting costs. For the year ended December 31, 2024, these other (income) expenses consisted largely of $1.2 million of gain on disposal of assets. For the year ended December 31, 2023, these other (income) expenses consisted largely of $0.5 million of secondary offering costs.

**Factors Affecting the Comparability of our Results of Operations**

Our results over the past two years have been affected by the following events, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

### Showroom Openings and Closings

New Showrooms contribute incremental expense, new Showroom opening expense and net revenue to the Company. Our recent Showroom growth from January 1, 2023 to December 31, 2024 is summarized in the following table:

| | 2024 | 2023 |
|---|---:|---:|
| Showrooms open at beginning of period | 92 | 81 |
| Showrooms opened [1] | 16 | 14 |
| Showrooms closed for relocations | (5) | (3) |
| Showrooms open at end of period | 103 | 92 |

[1] Showrooms opened during the respective periods includes both new and relocated Showrooms.

### Results of Operations

The following tables summarize key components of our results of operations for the periods indicated and should be read together with our consolidated financial statements and related notes.

**Consolidated Statements of Comprehensive Income Data (in thousands):**

| | Year Ended December 31, | |
|---|---:|---:|
| | 2024 | 2023 |
| Net revenue | $ 1,271,107 | $ 1,287,704 |
| Cost of goods sold | 769,878 | 747,281 |
| Gross margin | 501,229 | 540,423 |
| Selling, general and administrative expenses | 415,426 | 376,112 |
| Gain on disposal of assets | (1,202) | — |
| Income from operations | 87,005 | 164,311 |
| Interest income, net | (3,163) | (3,351) |
| Other income | (754) | (1,027) |
| Income before taxes | 90,922 | 168,689 |
| Income tax expense | 22,372 | 43,450 |
| Net and comprehensive income | $ 68,550 | $ 125,239 |

**Other Operational Data (dollars in thousands):**

| | Year Ended December 31, | |
|---|---:|---:|
| | 2024 | 2023 |
| Net revenue | $ 1,271,107 | $ 1,287,704 |
| Comparable growth | (8.0)% | 1.4 % |
| Demand comparable growth | (2.2)% | 7.6 % |
| Gross margin as a % of net revenue | 39.4 % | 42.0 % |
| Selling, general and administrative expenses as a % of net revenue | 32.7 % | 29.2 % |
| Income from operations as a % of net revenue | 6.8 % | 12.8 % |
| Net and comprehensive income | $ 68,550 | $ 125,239 |
| Net and comprehensive income as a % of net revenue | 5.4 % | 9.7 % |
| Adjusted EBITDA[1] | $ 133,283 | $ 203,481 |
| Adjusted EBITDA as a % of net revenue | 10.5 % | 15.8 % |
| Total Showrooms at end of period | 103 | 92 |

[1] See "How We Assess the Performance of Our Business" for a definition of adjusted EBITDA and a reconciliation of adjusted EBITDA to net income.

**Comparison of the Years Ended December 31, 2024 and December 31, 2023**

*Net Revenue*

Net revenue decreased $16.6 million, or 1.3%, to $1,271.1 million in 2024 compared to $1,287.7 million in 2023. The decrease was driven primarily by the non-recurrence of prior year abnormal backlog deliveries, partially offset by an increase in demand for our products.

*Gross Margin*

Gross margin decreased $39.2 million, or 7.3%, to $501.2 million in 2024 compared to $540.4 million in 2023. The decrease was primarily driven by lower net revenue, increased Showroom occupancy costs of $12.9 million, higher delivery and transportation costs of $2.6 million and higher credit card fees of $1.9 million.

As a percentage of net revenue, gross margin decreased 260 basis points to 39.4% of net revenue in 2024 compared to 42.0% of net revenue in 2023. The gross margin decrease as a percentage of net revenue was primarily the result of higher Showroom occupancy costs, which increased 110 basis points, a product margin decrease of 60 basis points, higher delivery and transportation costs, which increased 40 basis points and higher credit card fees, which increased 20 basis points.

*Selling, General and Administrative Expenses*

SG&A expenses increased $39.3 million, or 10.5%, to $415.4 million in 2024 compared to $376.1 million in 2023. The increase was primarily driven by a $30.1 million increase in general and administrative costs primarily related to legal costs, strategic investments to support and drive the growth of the business, including supply chain and technology improvements, marketing investments and increased warehouse expenses, in addition to a $19.2 million increase in selling expenses primarily related to new Showrooms. This was partially offset by the non-recurrence of a $10.0 million donation last year to The Nature Conservancy.

As a percentage of net revenue, selling, general and administrative expenses increased 350 basis points to 32.7% of net revenue in 2024 compared to 29.2% of net revenue in 2023.

*Interest Income, net*

Interest income, net decreased to $3.2 million in 2024 compared to $3.4 million in 2023.

*Income Taxes*

Income tax expense was $22.4 million in 2024 compared to $43.5 million in 2023. The decrease was primarily due to lower income before taxes. Our effective tax rate was 24.6% in 2024 and 25.8% in 2023.

*Net and Comprehensive Income*

Net and comprehensive income decreased $56.7 million to $68.6 million in 2024 compared to $125.2 million in 2023. The decrease was driven by the factors described above.

**Liquidity and Capital Resources**

*Liquidity Outlook*

Our primary cash needs have historically been for merchandise inventories, payroll, marketing catalogs, Showroom rent, capital expenditures associated with opening new Showrooms and renovating existing Showrooms, as well as the development of our infrastructure and information technology. We seek out and evaluate opportunities for effectively managing and deploying capital in ways that improve working capital and support and enhance our business initiatives and strategies. As of December 31, 2024, we had cash and cash equivalents of $197.5 million.

For the year ended December 31, 2024, our principal sources of liquidity were cash flows from operations. We believe our operating cash flows will be sufficient to meet working capital requirements and fulfill other capital needs for at least the next 12 months, although we may enter into borrowing arrangements in the future.

While we do not require debt to fund our operations, our goal continues to be to position the Company to take advantage of the many opportunities that we may identify in connection with our business and operations. We have pursued in the past, and may pursue in the future, additional strategies to generate capital to pursue opportunities and investments, including new debt financing arrangements. In addition to funding the normal operations of our business, we have used our liquidity to fund investments and strategies related to growth initiatives, including supply chain and technology improvements. In addition, our needs and uses of capital may change in the future due to changes in our business or new opportunities that we choose to pursue. As of December 31, 2024, we have no material off-balance sheet arrangements.

On February 29, 2024, the Board of Directors of the Company declared a special cash dividend on the Company's Class A and Class B common stock of $0.50 per share, payable April 4, 2024, to shareholders of record at the close of business on March 21, 2024. During the year ended December 31, 2024, the Company paid out $70.3 million of the aforementioned special cash dividend on its Class A and Class B common stock.

### *Credit Facility*

In November 2021, the Company entered into a revolving credit facility (the "2021 Credit Facility"). The 2021 Credit Facility provides for, among other things, (1) a revolving credit facility, in an aggregate amount not to exceed at any time outstanding the amount of such lender's commitment, (2) a letter of credit commitment, in an amount equal to the lesser of (a) $10.0 million, and (b) the amount of the revolving credit facility as of such date, and (3) a swingline loan, in an amount equal to the lesser of (a) $5.0 million, and (b) the amount of the revolving credit facility as of such date. The aggregate amount of all commitments of all lenders under the 2021 Credit Facility was initially $50.0 million. The 2021 Credit Facility contains restrictive covenants and has certain financial covenants, including a maximum rent-adjusted total leverage ratio and a minimum fixed charge ratio. The 2021 Credit Facility initially bore variable interest rates at the prevailing Bloomberg Short-Term Bank Yield index rate plus the applicable margin (1.50% at December 31, 2023), whereas the applicable margin is adjusted quarterly based on the Company's consolidated rent-adjusted total leverage ratio.

On December 9, 2022, the Company amended the 2021 Credit Facility to increase the revolving credit commitment thereunder by $25.0 million. After giving effect to such increase, the aggregate amount of all commitments under the 2021 Credit Facility is $75.0 million.

On August 30, 2024, the Company amended the 2021 Credit Facility to adjust the index rate from the Bloomberg Short-Term Bank Yield Index to the Term Secured Overnight Financing Rate. The 2021 Credit Facility bears variable interest rates at the prevailing Term Secured Overnight Financing Rate plus the applicable margin (1.75% at December 31, 2024). The 2021 Credit Facility expires on November 8, 2026. At December 31, 2024, we had no borrowings on the 2021 Credit Facility.

### *Cash Flow Analysis*

The following table provides a summary of our cash provided by operating, investing and financing activities (in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Net cash provided by operating activities | $ 147,109 | $ 168,685 |
| Net cash used in investing activities | (99,534) | (93,108) |
| Net cash used in financing activities | (72,951) | (1,799) |
| Net (decrease) increase in cash, cash equivalents and restricted cash | $ (25,376) | $ 73,778 |

### *Net cash provided by operating activities*

*Comparison of the Year Ended December 31, 2024 and December 31, 2023*

Operating activities consist primarily of net income adjusted for non-cash items including depreciation and amortization, operating lease amortization, deferred income taxes, equity based compensation and the effect of changes in working capital and other activities.

For 2024, net cash provided by operating activities was $147.1 million and consisted of net income of $68.6 million and an increase in non-cash items of $108.8 million, which were partially offset by a change in working capital and other activities of $30.2 million. The use of cash from working capital was primarily driven by an increase in merchandise inventory of $42.7 million, a decrease in operating lease liabilities of $37.9 million primarily due to payments made under the related lease agreements, an increase in prepaid and other assets of $2.5 million, a decrease in accrued expenses of $0.9 million, which were partially offset by an increase in client deposits of $47.1 million, an increase in accounts payable of $5.6 million and a decrease in accounts receivable of $1.1 million.

For 2023, net cash provided by operating activities was $168.7 million and consisted of net income of $125.2 million, an increase in non-cash items of $90.9 million, which were partially offset by a change in working capital and other activities of $47.4 million. The use of cash from working capital was primarily driven by a decrease in operating lease liabilities of $39.0 million primarily due to payments made under the related lease agreements, a decrease in client deposits of $28.8 million, an increase in prepaid and other assets of $11.1 million, a decrease in accrued expenses $1.5 million, which were partially offset by a decrease in merchandise inventory of $32.1 million and an increase in accounts payable of $1.2 million.

### Net cash used in investing activities

Investing activities consist primarily of capital expenditures related to investments in Showrooms, information technology and systems infrastructure, as well as supply chain investments.

*Comparison of the Year Ended December 31, 2024 and December 31, 2023*

For 2024, net cash used in investing activities was $99.5 million primarily due to investments in Showrooms, strategic investments in our supply chain, and information technology and systems infrastructure.

For 2023, net cash used in investing activities was $93.1 million primarily due to investments in Showrooms, supply chain expansion, and information technology and systems infrastructure.

*Capital Expenditures*

Historically, we have invested significant capital expenditures in opening new Showrooms. These capital expenditures have increased in the past and may continue to increase in future periods as we open additional Showrooms. Our capital expenditures include expenditures related to investing activities and outflows of capital related to construction activities to design and build leasehold improvement assets. Certain lease arrangements require the landlord to fund a portion of the construction related costs through tenant improvement allowance payments directly to us. New Showrooms may require different levels of company-funded capital investment in the future.

Historical capital expenditures are summarized as follows (in thousands):

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2024 | 2023 |
| Net cash used in investing activities | $ 99,534 | $ 93,108 |
| Less: Landlord contributions | 33,587 | 21,900 |
| Total capital expenditures, net of landlord contributions | $ 65,947 | $ 71,208 |

Total capital expenditures, net of landlord contributions decreased by $5.3 million in 2024 compared to 2023.

We anticipate our total capital expenditures, net of landlord contributions to be approximately $90.0 million to $110.0 million in fiscal year 2025, primarily related to new Showrooms.

### Net cash used in financing activities

*Comparison of the Year Ended December 31, 2024 and December 31, 2023*

For 2024, net cash used in financing activities was $73.0 million, primarily due to the payment of the special dividend on our Class A and Class B common stock.

For 2023, net cash used in financing activities was $1.8 million, primarily due to the repurchase of shares for payment of withholding taxes for equity based compensation.

## Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which requires that certain estimates and assumptions be made that affect the amounts reported in our consolidated financial statements and related notes. We evaluate our accounting policies, estimates, and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions and such differences could be material to the consolidated financial statements. Information on all of our significant accounting policies can be found in Note 2 — *Basis of Presentation and Summary of Significant Accounting Policies* in our consolidated financial statements.

Accounting policies and estimates are considered critical when they require management to make subjective and complex judgments, estimates and assumptions about matters that have a material impact on the presentation of the Company's consolidated financial statements and accompanying notes. The following critical accounting policy reflects the significant estimates and/or judgments used in the preparation of our consolidated financial statements.

*Long Lived Assets*

The Company evaluates long-lived assets, such as property, furniture and equipment and lease right-of-use assets, or asset groups for impairment whenever events or change in circumstances indicate that the carrying amount of those assets may not be recoverable. Circumstances that may indicate impairment include changes in the assets or asset groups expected use, physical condition, market price, cash flow generation, significant adverse legal events, and any asset or asset group specific events. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. If the sum of the estimated undiscounted future cash flows over the remaining life of the asset are less than the carrying value, the Company will recognize an impairment charge equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted future cash flows associated with the asset.

**Recent Accounting Pronouncements**

See Note 2 — *Basis of Presentation and Summary of Significant Accounting Policies* to our consolidated financial statements regarding the impact or potential impact of recent accounting pronouncements.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to market risks, which include changes in United States interest rates, foreign currency exchange rate fluctuations and the effects of economic uncertainty, which may affect the prices we pay our vendors in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

*Foreign Currency Exchange Risk*

We believe foreign currency exchange rate fluctuations do not contain significant market risk to us due to the nature of our relationships with our vendors outside of the United States. We purchase the majority of our inventory from vendors outside of the United States in transactions that are primarily denominated in U.S. dollars and, as such, any foreign currency impact related to these international purchase transactions is not significant to us. However, since we pay for the majority of our international purchases in U.S. dollars, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors. We cannot predict with certainty the effect these increased costs may have on our financial statements or results of operations. We currently do not use derivative instruments to manage this risk.

*Interest Rate Risk*

We are primarily exposed to interest rate risk with respect to borrowing under our 2021 Credit Facility and as of December 31, 2024, we have not drawn upon the 2021 Credit Facility. Based on the interest rate in the 2021 Credit Facility and to the extent borrowings were outstanding, we do not believe a 100 basis point change in interest rates would have a material impact on our financial condition or results of operations for the periods presented. We currently do not use derivative instruments to manage this risk.

*Impact of Inflation*

Inflation generally affects us by increasing our cost of labor, material, transportation, and our general costs. We have historically been able to recover these cost increases through price increases. However, we cannot reasonably estimate our ability to successfully recover any impact of inflation through price increases in the future. We currently do not use derivative instruments to manage this risk.

**Item 8. Financial Statements and Supplementary Data**


**Report of Independent Registered Public Accounting Firm**


To the Board of Directors and Stockholders of Arhaus, Inc.

*Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Arhaus, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company did not design and maintain (i) an effective control environment commensurate with the Company's financial reporting requirements, specifically an insufficient complement of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, (ii) accounting policies, procedures and controls, or maintain documentary evidence of existing control activities over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting, and disclosures, including adequate controls over the period-end financial reporting process, the preparation and review of account reconciliations and journal entries, including segregation of duties and assessing the reliability of reports and spreadsheets used in controls, (iii) effective controls to address the identification of and accounting for certain non-routine or complex transactions, including the proper application of accounting principles generally accepted in the United States of America to such transactions, and (iv) effective controls over information technology general controls for information systems that are relevant to the preparation of the financial statements, specifically, program change management controls, user access controls, computer operations controls, and program development controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

*Change in Accounting Principle*

As discussed in Note 7 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Consolidated Financial Statements – Impact of Controls Related to Financial Reporting*

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, (i) maintaining a sufficient complement of professionals with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately; (ii) designing and maintaining accounting policies, procedures and controls, or maintain documentary evidence of existing control activities over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the period-end financial reporting process, the preparation and review of account reconciliations and journal entries, including segregation of duties and assessing the reliability of reports and spreadsheets used in controls; (iii) designing and maintaining effective controls to address the identification of and accounting for certain non-routine or complex transactions, including the proper application of accounting principles generally accepted in the United States of America to such transactions; and (iv) designing and maintaining effective controls over information technology general controls for information systems that are relevant to the preparation of the Company's financial statements, including controls over (a) program change management, (b) user access, (c) computer operations, and (d) program development.

The principal considerations for our determination that the impact of controls related to financial reporting is a critical audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to business processes that affect substantially all financial statement account balances and disclosures. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section and in the preceding paragraph, material weaknesses existed as of December 31, 2024 related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified. These procedures also included (i) manually testing the completeness and accuracy of system reports or other information generated by the Company's information systems; (ii) evaluating whether segregation of duties were maintained over the preparation and recording of journal entries; (iii) testing certain non-routine or complex transactions; and (iv) manually testing and evaluating whether management had appropriately accounted for its significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 26, 2025

We have served as the Company's auditor since 2018.

**Arhaus, Inc. and Subsidiaries**
**Consolidated Balance Sheets**
**(In thousands, except share and per share data)**

| | | December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | 197,511 | $ | 223,098 |
| Restricted cash | | 3,418 | | 3,207 |
| Accounts receivable, net | | 1,252 | | 2,394 |
| Merchandise inventory, net | | 297,010 | | 254,292 |
| Prepaid and other current assets | | 31,852 | | 26,304 |
| Total current assets | | 531,043 | | 509,295 |
| Operating right-of-use assets | | 322,302 | | 302,157 |
| Financing right-of-use assets | | 36,105 | | 38,835 |
| Property, furniture and equipment, net | | 282,520 | | 220,248 |
| Deferred tax assets | | 21,091 | | 19,127 |
| Goodwill | | 10,961 | | 10,961 |
| Other noncurrent assets | | 2,294 | | 4,525 |
| Total assets | $ | 1,206,316 | $ | 1,105,148 |
| | | | | |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities | | | | |
| Accounts payable | $ | 68,621 | $ | 63,699 |
| Accrued taxes | | 10,480 | | 9,638 |
| Accrued wages | | 11,538 | | 15,185 |
| Accrued other expenses | | 47,668 | | 46,062 |
| Client deposits | | 220,873 | | 173,808 |
| Current portion of operating lease liabilities | | 42,247 | | 33,051 |
| Current portion of financing lease liabilities | | 1,024 | | 904 |
| Total current liabilities | | 402,451 | | 342,347 |
| Operating lease liabilities, long-term | | 402,916 | | 362,598 |
| Financing lease liabilities, long-term | | 53,312 | | 53,870 |
| Deferred rent and lease incentives | | — | | 1,952 |
| Other long-term liabilities | | 3,892 | | 4,143 |
| Total liabilities | $ | 862,571 | $ | 764,910 |
| | | | | |
| Commitments and contingencies (Note 11) | | | | |
| | | | | |
| Stockholders' equity | | | | |
| Class A shares, par value $0.001 per share (600,000,000 shares authorized, 53,788,036 shares issued and 53,514,062 outstanding as of December 31, 2024; 53,254,088 shares issued and 53,169,711 shares outstanding as of December 31, 2023) | $ | 53 | $ | 52 |
| Class B shares, par value $0.001 per share (100,000,000 shares authorized, 87,115,600 shares issued and outstanding as of December 31, 2024; 87,115,600 shares issued and outstanding as of December 31, 2023 ) | | 87 | | 87 |
| Retained earnings | | 142,898 | | 145,292 |
| Additional paid-in capital | | 200,707 | | 194,807 |
| Total stockholders' equity | | 343,745 | | 340,238 |
| Total liabilities and stockholders' equity | $ | 1,206,316 | $ | 1,105,148 |

The accompanying notes are an integral part of these consolidated financial statements.

## Arhaus, Inc. and Subsidiaries
## Consolidated Statements of Comprehensive Income
### (In thousands, except share and per share data)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| Net revenue | $ | 1,271,107 | $ | 1,287,704 | $ | 1,228,928 |
| Cost of goods sold | | 769,878 | | 747,281 | | 703,869 |
| Gross margin | | 501,229 | | 540,423 | | 525,059 |
| Selling, general and administrative expenses | | 415,426 | | 376,112 | | 340,388 |
| Gain on sale of assets | | (1,202) | | — | | — |
| Income from operations | | 87,005 | | 164,311 | | 184,671 |
| Interest (income) expense, net | | (3,163) | | (3,351) | | 3,387 |
| Other income | | (754) | | (1,027) | | (1,294) |
| Income before taxes | | 90,922 | | 168,689 | | 182,578 |
| Income tax expense | | 22,372 | | 43,450 | | 45,944 |
| Net and comprehensive income | $ | 68,550 | $ | 125,239 | $ | 136,634 |
| **Net and comprehensive income per share, basic** | | | | | | |
| Weighted-average number of common shares outstanding, basic | | 140,072,148 | | 139,471,110 | | 138,094,180 |
| Net and comprehensive income per share, basic | $ | 0.49 | $ | 0.90 | $ | 0.99 |
| **Net and comprehensive income per share, diluted** | | | | | | |
| Weighted-average number of common shares outstanding, diluted | | 140,692,000 | | 140,096,732 | | 139,605,550 |
| Net and comprehensive income per share, diluted | $ | 0.49 | $ | 0.89 | $ | 0.98 |

The accompanying notes are an integral part of these consolidated financial statements.

**Arhaus, Inc. and Subsidiaries**

**Consolidated Statements of Changes in Stockholders' Equity**

**(In thousands)**

| | Common Stock | | | | Treasury Stock | | Stockholders' Equity | | |
| | Class A | | Class B | | Class A | | | | |
| | Shares | Amount | Shares | Amount | Shares | Amount | Retained Earnings (Accumulated Deficit) | Additional Paid-in Capital | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balances as of December 31, 2021** | 50,428 | $ 50 | 86,519 | $ 87 | — | $ — | $ (116,581) | $ 186,209 | $ 69,765 |
| Net income | — | — | — | — | — | — | 136,634 | — | 136,634 |
| Adjustment to deferred tax asset impact of Reorganization from partnership to a corporation | — | — | — | — | — | — | — | (1,072) | (1,072) |
| Shareholder capital contribution | — | — | — | — | — | — | — | 80 | 80 |
| Equity based compensation | 1,009 | 1 | 597 | — | — | — | — | 4,287 | 4,288 |
| **Balances as of December 31, 2022** | 51,437 | $ 51 | 87,116 | $ 87 | — | $ — | $ 20,053 | $ 189,504 | $ 209,695 |
| Net income | — | — | — | — | — | — | 125,239 | — | 125,239 |
| Adjustment to deferred tax asset impact of Reorganization from partnership to a corporation | — | — | — | — | — | — | — | (1,625) | (1,625) |
| Shareholder capital contribution | — | — | — | — | — | — | — | 56 | 56 |
| Equity based compensation | 1,316 | 1 | — | — | — | — | — | 7,908 | 7,909 |
| Shares withheld to cover employees' withholding taxes for equity based awards | (84) | — | — | — | 84 | — | — | (1,036) | (1,036) |
| **Balances as of December 31, 2023** | 52,669 | $ 52 | 87,116 | $ 87 | 84 | $ — | $ 145,292 | $ 194,807 | $ 340,238 |
| Net income | — | — | — | — | — | — | 68,550 | — | 68,550 |
| Shareholder capital contribution | — | — | — | — | — | — | — | 30 | 30 |
| Equity based compensation | 761 | 1 | — | — | — | — | — | 7,639 | 7,640 |
| Shares withheld to cover employees' withholding taxes for equity based awards | (141) | — | — | — | 190 | — | — | (1,769) | (1,769) |
| Dividends declared | — | — | — | — | — | — | (70,944) | — | (70,944) |
| **Balances as of December 31, 2024** | 53,289 | $ 53 | 87,116 | $ 87 | 274 | $ — | $ 142,898 | $ 200,707 | $ 343,745 |

The accompanying notes are an integral part of these consolidated financial statements.

**Arhaus, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows**
**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| **Cash flows from operating activities** | | | |
| Net income | $ 68,550 | $125,239 | $136,634 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization | 39,086 | 29,442 | 24,901 |
| Amortization of operating lease right-of-use asset | 36,937 | 33,306 | 29,052 |
| Amortization of deferred financing fees, interest on finance lease in excess of principal paid and interest on operating leases | 26,728 | 22,075 | 12,649 |
| Equity based compensation | 7,640 | 7,909 | 4,288 |
| Deferred tax assets | (1,964) | (2,286) | 9,771 |
| Gain on sale of property, furniture and equipment | (1,202) | — | — |
| Amortization of cloud computing arrangements | 1,625 | 698 | — |
| Amortization and write-off of lease incentives | (80) | (321) | (304) |
| Insurance proceeds | — | 60 | — |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | 1,142 | (660) | (1,506) |
| Merchandise inventory | (42,718) | 32,067 | (78,076) |
| Prepaid and other assets | (2,479) | (11,109) | (7,154) |
| Other noncurrent liabilities | (10) | 388 | 638 |
| Accounts payable | 5,618 | 1,216 | 10,296 |
| Accrued expenses | (921) | (1,540) | 27,746 |
| Operating lease liabilities | (37,908) | (39,020) | (29,131) |
| Client deposits | 47,065 | (28,779) | (62,342) |
| Net cash provided by operating activities | 147,109 | 168,685 | 77,462 |
| **Cash flows from investing activities** | | | |
| Purchases of property, furniture and equipment | (107,370) | (93,441) | (55,666) |
| Proceeds from the sale of property, furniture and equipment | 7,836 | — | — |
| Insurance proceeds | — | 333 | — |
| Net cash used in investing activities | (99,534) | (93,108) | (55,666) |
| **Cash flows from financing activities** | | | |
| Principal payments under finance leases | (927) | (763) | (177) |
| Repurchase of shares for payment of withholding taxes for equity based compensation | (1,769) | (1,036) | — |
| Cash dividend payments | (70,255) | — | — |
| Net cash used in financing activities | (72,951) | (1,799) | (177) |
| Net (decrease) increase in cash, cash equivalents and restricted cash | (25,376) | 73,778 | 21,619 |
| **Cash, cash equivalents and restricted cash** | | | |
| Beginning of year | 226,305 | 152,527 | 130,908 |
| End of year | $ 200,929 | $ 226,305 | $ 152,527 |

**Arhaus, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows (continued)**
**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| **Supplemental disclosure of cash flow information** | | | |
| Interest paid in cash | $ 4,670 | $ 5,301 | $ 5,155 |
| Interest received in cash | 9,029 | 8,778 | 1,373 |
| Income taxes paid in cash | 23,770 | 47,132 | 34,943 |
| Noncash investing activities: | | | |
| Purchases of property, furniture and equipment in current liabilities | 8,383 | 10,286 | 8,469 |
| Noncash financing activities: | | | |
| Adjustment to deferred tax asset impact of Reorganization from partnership to a corporation | — | (1,625) | (1,072) |
| Derecognition of build-to-suit assets as a result of ASC 842 adoption | — | — | (31,017) |
| Capital contributions | 30 | 56 | 80 |

The accompanying notes are an integral part of these consolidated financial statements.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

## 1. Nature of Business

Arhaus, Inc. ("Arhaus," "Company," "we," "us" or "our") is a Delaware corporation and is a premium retailer in the home furnishings market, specializing in livable luxury supported by heirloom quality merchandise. We offer merchandise in a number of categories, including furniture, outdoor, lighting, textiles and décor. Our curated assortments are presented across our merchandise sales channels in sophisticated, family friendly and unique lifestyle settings. We position our retail locations as Showrooms for our brand, while our website acts as a virtual extension of our Showrooms. The Company operated 103 Showrooms at December 31, 2024.

Arhaus was formed on July 14, 2021 for the purpose of completing an initial public offering ("IPO") of its common stock and related transactions in order to carry on the business of Arhaus, LLC ("LLC") and its subsidiaries. In connection with the IPO, the Company reorganized its ownership structure from a limited liability company to a corporation through a series of transactions for the purpose of issuing common stock on a publicly traded exchange. Pursuant to the corporate reorganization ("Reorganization") and the completion of the IPO in November 2021, the Company became a holding company for LLC and its subsidiaries.

### *Revision of Previously Issued Consolidated Financial Statements*

As previously disclosed, in preparation of the December 31, 2023 consolidated financial statements, the Company identified an error within the consolidated balance sheet as of December 31, 2022, related to certain leasehold and landlord improvements prior to showroom completion being incorrectly included in prepaid and other current assets rather than property, furniture and equipment, net. The error resulted in inaccurate cash flows ascribed to operating and investing activities in the consolidated statement of cash flows for the year ended December 31, 2022 and the Company concluded to revise such prior period consolidated financial statements as presented below in Adjustment No.1.

In preparation of the March 31, 2024 unaudited condensed consolidated financial statements, the Company identified an additional error within the consolidated balance sheets related to certain cash receipts from landlord reimbursements prior to showroom completion being incorrectly included in property, furniture and equipment, net. The error resulted in inaccurate cash flows ascribed to operating and investing activities in the consolidated statement of cash flows for the years ended December 31, 2023 and 2022 and the Company concluded to revise the consolidated financial statements as presented below in Adjustment No. 2.

The Company has evaluated the errors both quantitatively and qualitatively and concluded they were not material, individually or in the aggregate, to the prior period consolidated financial statements.

In connection with the revisions, the Company determined it was appropriate to correct for certain other previously identified immaterial errors.

We have also revised impacted amounts within the accompanying notes to the consolidated financial statements, as applicable. Specifically, Note 2 — *Basis of Presentation and Summary of Significant Accounting Policies*, Note 3 — *Property, Furniture and Equipment*, Note 4 — *Accrued Other Expenses* and Note 7 — *Leases*.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

The following tables summarize the impact of these corrections for the periods presented (amounts in thousands):

| | | December 31, 2023 | | | | |
|---|---|---|---|---|---|---|
| Consolidated Balance Sheet | | As Reported | | Adjustment No. 2 | | As Revised |
| Prepaid and other current assets | $ | 45,260 | $ | (18,956) | $ | 26,304 |
| Total current assets | $ | 528,251 | $ | (18,956) | $ | 509,295 |
| | | | | | | |
| Property, furniture and equipment, net | $ | 210,238 | $ | 10,010 | $ | 220,248 |
| Total assets | $ | 1,114,094 | $ | (8,946) | $ | 1,105,148 |
| | | | | | | |
| Accrued other expenses | $ | 42,502 | $ | 3,560 | $ | 46,062 |
| Current portion of operating lease liabilities | | 45,557 | | (12,506) | | 33,051 |
| Total current liabilities | $ | 351,293 | $ | (8,946) | $ | 342,347 |
| Total liabilities | $ | 773,856 | $ | (8,946) | $ | 764,910 |
| Total liabilities and stockholders' equity | $ | 1,114,094 | $ | (8,946) | $ | 1,105,148 |

| | | Year Ended December 31, 2023 | | | | |
|---|---|---|---|---|---|---|
| Consolidated Statement of Cash Flows | | As Reported | | Adjustment No. 2 | | As Revised |
| **Cash flows from operating activities** | | | | | | |
| Changes in prepaid and other assets | $ | (20,721) | $ | 9,612 | $ | (11,109) |
| Changes in operating lease liabilities | | (25,794) | | (13,226) | | (39,020) |
| Net cash provided by operating activities | $ | 172,299 | $ | (3,614) | $ | 168,685 |
| | | | | | | |
| **Cash flows from investing activities** | | | | | | |
| Purchases of property, furniture and equipment | $ | (97,055) | $ | 3,614 | $ | (93,441) |
| Net cash used in investing activities | $ | (96,722) | $ | 3,614 | $ | (93,108) |
| | | | | | | |
| **Supplemental disclosure of cash flow information** | | | | | | |
| Noncash investing activities: | | | | | | |
| Purchase of property, furniture and equipment in current liabilities | $ | 6,726 | $ | 3,560 | $ | 10,286 |

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

| Consolidated Statement of Cash Flows | | As Originally Reported | | Adjustment No. 1 | | As Previously Reported | | Adjustment No. 2 | | As Revised |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | **Year Ended December 31, 2022** | | | | | |
| **Cash flows from operating activities** | | | | | | | | | | |
| Changes in prepaid and other assets | $ | (9,329) | $ | 2,442 | $ | (6,887) | $ | (267) | $ | (7,154) |
| Changes in accounts payable | | 14,014 | | (3,718) | | 10,296 | | — | | 10,296 |
| Changes in operating lease liabilities | | (33,682) | | — | | (33,682) | | 4,551 | | (29,131) |
| Net cash provided by operating activities | $ | 74,454 | $ | (1,276) | $ | 73,178 | $ | 4,284 | $ | 77,462 |
| | | | | | | | | | | |
| **Cash flows from investing activities** | | | | | | | | | | |
| Purchases of property, furniture and equipment | $ | (52,658) | $ | 1,276 | $ | (51,382) | $ | (4,284) | $ | (55,666) |
| Net cash used in investing activities | $ | (52,658) | $ | 1,276 | $ | (51,382) | $ | (4,284) | $ | (55,666) |
| | | | | | | | | | | |
| **Supplemental disclosure of cash flow information** | | | | | | | | | | |
| Noncash operating activities | | | | | | | | | | |
|     Lease incentives | $ | 4,312 | $ | (4,312) | $ | — | $ | — | $ | — |
| Noncash investing activities: | | | | | | | | | | |
|     Purchase of property, furniture and equipment in current liabilities | $ | 3,160 | $ | 3,718 | $ | 6,878 | $ | 1,591 | $ | 8,469 |

## 2. Basis of Presentation and Summary of Significant Accounting Policies

A summary of significant accounting policies applied in the preparation of the consolidated financial statements are as follows:

### Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated through the consolidation process. Certain prior year amounts have been reclassified to conform to the current year presentation.

### Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting estimates and other matters included within our consolidated financial statements and notes to the consolidated financial statements we have assessed include, but were not limited to, revenue recognition, including a reserve for merchandise returns, inventory reserves, impairment of long-lived assets and fair value of financial instruments which include, but are not limited to, accounts receivable, payables and lease obligations.

### Cash and Cash Equivalents

The Company considers cash and all other highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company regularly carries deposits in excess of federally insured amounts, but does not believe that it is exposed to significant concentration of credit risk as they are carried at high-quality financial institutions with investment-grade ratings.

The Company invests in Level 1 cash and cash equivalent investments such as money market funds and interest-bearing checking accounts. For the years ended December 31, 2024, 2023, and 2022, the Company earned $8.6 million, $8.8 million,

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

and $1.9 million in interest income, respectively. Interest income is included within interest (income) expense, net on our consolidated statements of comprehensive income.

Cash and cash equivalents include $14.0 million and $19.9 million at December 31, 2024 and 2023, respectively, for amounts in-transit from credit card companies since settlement is reasonably assured and not restricted.

*Restricted Cash*

The Company maintains certain cash balances restricted as to withdrawal or use. Restricted cash is comprised primarily of cash used as collateral with the Company's insurance carrier related to a portion of our workers' compensation obligations and a portion of our customs obligation that the U.S Customs and Border Protection requires us to collateralize.

*Accounts Receivables*

The Company's accounts receivables are $1.3 million and $2.4 million, respectively, at December 31, 2024 and 2023, net of allowance for expected credit losses of $0.4 million and $0.6 million, respectively. The allowance for expected credit losses is determined by considering a number of factors, including the length of time trade accounts receivables are past due, previous loss history, the client's current ability to pay its obligations, and the current and future condition of the general economy and industry as a whole. Accounts receivables are written off when they become uncollectible and any payments subsequently received on such receivables are credited to the allowance for expected credit losses. Accounts receivables are recorded at the invoiced amount and do not bear interest.

*Revenue Recognition*

Net revenue consists of sales to clients, net of returns and discounts. Net revenue and cost of goods sold are recognized when performance obligations under the terms of the contract are satisfied and the control of merchandise has been transferred to a client, which occurs when merchandise is received by our clients. Net revenue from "direct-to-client" and "home-delivered" sales are recognized when the merchandise is delivered to the client. Net revenue from "cash-and-carry" Showroom sales are recognized at the point of sale in the Showroom. Discounts provided to clients are accounted for as a reduction of sales at the point of sale. Sales commissions are incremental costs and are expensed as incurred.

A reserve is recorded for projected merchandise returns based on actual historical return rates. The Company provides an allowance for sales returns based on historical return rates less expected restocking fee income. Actual merchandise returns are monitored regularly and have not been materially different from the estimates recorded. Merchandise returns are granted for various reasons, including delays in merchandise delivery, merchandise quality issues, client preference and other similar matters. The Company has various return policies for their merchandise, depending on the type of merchandise sold. Returned merchandise often represents merchandise that can be resold. Amounts refunded to clients are generally made by issuing the same payment tender as used in the original purchase. Merchandise exchanges of the same merchandise at the same price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns reserve. The allowance for sales returns of $9.6 million and $8.0 million at December 31, 2024 and 2023, respectively, is recorded in the accrued other expenses line item on the consolidated balance sheets. The Company also recognizes a right of return asset for the estimated value of the right to recover products from returns, which is reduced by the estimated restocking costs based on historical restocking expense. The right of return asset is recognized on a gross basis outside of the allowance for sales returns. The right of return asset of $1.9 million and $2.8 million at December 31, 2024 and 2023, respectively, is recorded in prepaid expense and other current assets on the consolidated balance sheets.

All taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue producing transaction and collected by the Company from clients are excluded from the measurement of the transaction price. As a result, sales are stated net of tax.

The Company collects various taxes as an agent in connection with the sale of merchandise and remits these amounts to the respective taxing authorities. These taxes are included within accrued taxes line item of the consolidated balance sheets until remitted to the respective taxing authorities.

Shipping and handling is recognized as an activity to fulfill the performance obligation of transferring merchandise to clients, therefore the fees are recorded in net revenue. The costs incurred by the Company for shipping and handling are included in cost of goods sold, and the costs of shipping and handling activities are accrued for in the same period as the delivery to clients.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

Client deposits represent payments made by clients on orders. At the time of order, the Company collects deposits for all orders equivalent to at least 50 percent of the client's purchase price. Orders are recognized as revenue when the merchandise is delivered to the client and at the time of delivery the client deposit is no longer recorded as a liability. The Company expects that substantially all client deposits as of December 31, 2024 will be recognized within the next 12 months as the performance obligations are satisfied.

### Private Label Credit Card

The Company has an agreement with a Credit Card Issuer ("Issuer") to provide clients with private label credit cards (the "Card Agreement") which was amended on January 13, 2021 to extend the term of the agreement through August 31, 2026. Each private label credit card bears the Arhaus brand logo and can only be used at the Company's Showroom locations or website. The Issuer is the sole owner of the accounts issued under the private label credit card program and absorbs the losses associated with non-payment by the private label card holders.

During the term of the Card Agreement, the Company receives a percentage of private label credit card sales from the Issuer and is also eligible to receive incentive payments for the achievement of certain targets. These funds are recorded within net revenue in the consolidated statements of comprehensive income. The Company also receives reimbursement funds from the Issuer for certain expenses the Company incurs. These reimbursement funds are used by the Company to fund marketing and other programs associated with the private label credit card and are recorded within net revenue in the consolidated statements of comprehensive income.

### Loyalty Reward Program

The Company offers a loyalty reward program for clients who use the Company's private label credit card to receive rewards based on the client's merchandise purchases. The liabilities associated with the rewards are established on the consolidated balance sheets when the rewards are issued and are removed from the consolidated balance sheets, either when used by the client or upon expiration (three months from when the reward is issued). At December 31, 2024 and 2023, outstanding liabilities related to the loyalty reward program of $2.0 million and $1.4 million, respectively, are included within the accrued other expenses line item of the consolidated balance sheets.

### Merchandise Inventory

The Company's merchandise inventory is comprised primarily of finished goods and is carried at the lower of cost or net realizable value, with cost determined on a weighted-average cost method. To determine if the value of inventory should be marked down, below original cost, we use estimates to determine the lower of cost or net realizable value, which considers current and anticipated demand, client preference and merchandise age.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of current merchandise inventory levels and historical shrinkage results. Actual shrinkage is recorded throughout the year based upon periodic cycle counts and the results of the Company's physical inventory counts.

Merchandise inventory includes reserves of $8.7 million and $7.6 million at December 31, 2024 and 2023, respectively.

### Prepaid and Other Current Assets

Prepaid and other current assets consist of the following (amounts in thousands):

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Prepaid expenses | $ 13,293 | $ 9,984 |
| Right of return asset | 1,949 | 2,844 |
| Prepaid cloud computing arrangements, net[1] | 8,879 | 4,253 |
| Deposits | 4,939 | 4,470 |
| Other current assets | 2,792 | 4,753 |
| Total prepaid and other current assets | $ 31,852 | $ 26,304 |

[1] Presented net of accumulated amortization of $5.3 million and $2.7 million as of December 31, 2024 and 2023, respectively.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

*Advertising Costs*

Except for costs associated with the semi-annual catalogs, the Company expenses advertising costs as incurred. Advertising costs amounted to $47.5 million, $43.0 million and $38.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are included within the selling, general and administrative expenses line item on the consolidated statements of comprehensive income. Expense associated with the catalogs are recognized upon the delivery of the catalogs to the carrier.

*Lease Accounting*

The Company leases real estate for Showrooms, corporate headquarters, distribution centers, warehouses and equipment. We determine if a contract contains a lease at inception based on our right to control the use of an identified asset and our right to obtain substantially all the economic benefits from the use of that identified asset. Our leases often have the option to renew lease terms, in addition, certain lease agreements may be terminated prior to their original expiration date. The Company assesses these options to determine if we are reasonably certain to exercise them based on all relevant economic and financial factors. Any options that meet these criteria are included in the lease term at lease commencement. The Company elected to exclude short-term leases from our consolidated balance sheets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company elected the practical expedient to not separate lease and non-lease components. We determine the lease classification and begin to recognize lease and any related expenses upon the lease's commencement, which for real estate leases is generally when we take possession or control of the asset.

Lease arrangements may require the landlord to provide tenant allowances for the Company's real estate leases. Standard tenant allowances received from landlords, typically those received under operating lease agreements, are recorded as cash and cash equivalents with an offset recorded in operating right-of-use assets on the consolidated balance sheets.

*Lease Classification*
Certain real estate and equipment leases are classified as finance leases. Lease characteristics that we evaluate to determine lease classification include, but are not limited to, the lease term, incremental borrowing rate and the fair value and economic life of the leased asset. Lease related assets classified as financing leases are included in financing right-of-use assets on the consolidated balance sheets. Financing lease assets and liabilities are recognized at the commencement date of the lease based on the present value of future minimum lease payments over the lease term. For finance leases, interest expense is presented for the lease liability in the interest (income) expense, net line item of our consolidated statements of comprehensive income, consistent with how other interest expense is presented. The Company presents amortization of the right-of-use asset for finance leases in the selling, general and administrative expense line item of our consolidated statements of comprehensive income, consistent with presentation of depreciation or amortization of similar assets.

Leases that do not meet the definition of a finance lease are considered operating leases. Lease related assets classified as operating leases are included in operating right-of-use assets on the consolidated balance sheets. Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of future minimum lease payments over the lease term. For operating leases, the Company presents lease expense in cost of goods sold and selling, general and administrative expense line items of our consolidated statements of comprehensive income based on the nature of the expense or the leased assets use. The Company recognizes lease cost on a straight-line basis over the term of the lease.

*Lease Payments*
The majority of the real estate lease agreements include minimum rent payments which are subject to stated lease escalations over the lease term and eligible renewal periods. These stated fixed payments, through the lease term, are included in our measurement of the lease right-of-use assets and lease liabilities upon lease commencement.

Depending on particular Showroom leases, the Company can also owe variable rental payments if particular Showrooms meet certain sales figures. Due to the variable and unpredictable nature of such payments, the Company does not recognize a lease right-of-use asset and lease liability related to such payments. Estimated variable rental payments are included in accrued expenses on the consolidated balance sheets in the period they are incurred and until such payments are made, and the related lease cost is included in cost of goods sold on the consolidated statements of comprehensive income.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

*Incremental Borrowing Rate*

When readily determinable, we use the discount rate implicit within the lease as determined at the time of lease commencement. However, the discount rate implicit within many of our leases is generally not determinable at the time of lease commencement and therefore the Company determines the discount rate based on its incremental borrowing rate ("IBR"). See Note 7 — *Leases* for further discussion on how the Company estimated the IBR.

### *Property, Furniture and Equipment*

Property, furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method generally using the following useful lives:

| Asset class/ type | Useful Life-Years |
|---|---|
| Leasehold improvements | Lesser of the intended useful life of the underlying asset or lease term |
| Landlord improvements | Lesser of the intended useful life of the underlying asset or lease term |
| Furniture and fixtures | 3 to 5 years |
| Computers and equipment | 3 to 10 years |
| Vehicles | 3 to 10 years |

Depreciation and amortization expense was $39.1 million, $29.4 million and $24.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Property, furniture and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. For further discussion regarding the impairment accounting policy refer to "Long-Lived Assets."

### *Software Capitalization*

For software developed or obtained for internal use, the Company capitalizes direct external costs associated with developing or obtaining internal-use software. Capitalized costs related to internal-use software under development are treated as construction-in-progress until the program, feature or functionality is ready for its intended use, at which time depreciation commences. These costs are amortized on a straight-line basis over the estimated useful life of the software, which generally is three years. The Company expenses any data conversion or training costs as incurred. Capitalized software costs are included in property, furniture and equipment, net in the consolidated balance sheets.

The Company defers costs incurred with the implementation of a cloud computing arrangement ("CCA") that is a service contract, consistent with our policy for software developed or obtained for internal use. The deferred implementation costs of cloud computing arrangements are amortized on a straight-line basis over the term of the cloud computing arrangement, generally ranging from one to five years, in selling, general and administrative expenses in the consolidated statements of comprehensive income, which is the same line item as the associated hosting fees. The eligible implementation costs incurred of a cloud computing arrangement are included in prepaid and other current assets and other noncurrent assets in the consolidated balance sheets, and in operating cash flows of the consolidated statements of cash flows. Deferred CCA implementation costs were $6.8 million and $4.8 million, net of accumulated amortization of $2.3 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively.

### *Goodwill*

Goodwill represents the excess of the purchase price over the fair value of assets and liabilities acquired in a business combination. The Company operates as one segment and has a single reporting unit, "Arhaus Consolidated". For the purposes of goodwill impairment testing, a reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component) for which discrete financial information is available.

We test goodwill for impairment on an annual basis in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that it might be impaired. Circumstances that may indicate impairment include, but are not limited to:

- Deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets;

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

- Industry and market considerations such as deterioration in the environment in which the Company operates, an increased competitive environment, a decline in market dependent multiples or metrics, a change in the market for the Company's merchandise or services, or a regulatory or political development;
- Cost factors that have a negative effect on earnings and cash flows;
- Overall financial performance;
- Changes in management, key personnel, strategy, or clients; and
- A sustained decrease in share price in either absolute terms or relative to peers.

Under U.S. GAAP, we have the option to first assess qualitative factors in order to determine if it is more likely than not that the fair value of our reporting unit is greater than its carrying value ("Step 0"). The term more likely than not refers to a level of likelihood that is more than 50 percent. If the qualitative assessment leads to a determination that the reporting unit's fair value is likely less than its carrying value, or if we elect to bypass the qualitative assessment altogether, we are required to perform a quantitative impairment test ("Step 1") by calculating the fair value of the reporting unit and comparing the fair value with its associated carrying value. We will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

We determine fair values using an equally weighted combination of the discounted cash flow approach ("income approach") and the guideline public company method ("market approach"), based upon the relevance and availability of the data at the time we perform the valuation.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for the reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rate based on our weighted average cost of capital determined by using a combination of the capital asset pricing model, the cost of debt and an appropriate industry capital structure. We use a discount rate that is commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Valuations using the market approach are derived from metrics of publicly traded companies that are deemed sufficiently similar to the Company. Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

*Long-Lived Assets*

The Company evaluates long-lived assets, such as property, furniture and equipment and lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Circumstances that may indicate impairment include, but are not limited to:

- A significant decrease in the market price of a long-lived asset or asset group;
- A significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and
- A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

An asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of the cash flows of other groups of assets, which for our Showrooms is the individual Showroom level.

In those circumstances that may indicate an impairment, the Company performs an undiscounted cash flow analysis to determine if an impairment exists. If the sum of the estimated undiscounted future cash flows over the remaining life of the asset are less than the carrying value, the Company will recognize an impairment charge equal to the difference between the carrying value and the fair value, usually determined by the estimated discounted future cash flows associated with the asset.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

Based on management's analysis there were no events or circumstances identified during 2024 or 2023 indicating a potential impairment of any long-lived assets.

*Merchandise Warranties*

The Company warrants certain merchandise to be free of defects in both construction materials and workmanship from the date the performance obligation was fulfilled to the client for three to ten years depending on the merchandise category. The Company accounts for merchandise warranties by accruing an estimated liability at the time we recognize revenue on the sale of warrantied merchandise. We estimate future warranty claims based on claim experience which includes materials and labor costs to perform the repairs or replace products. We use judgment in making our estimates. We record differences between our estimated and actual costs when the differences are known.

A reconciliation of the changes in our limited merchandise warranty liability is as follows (amounts in thousands):

|  | Year Ended December 31, | |
|---|---|---|
|  | **2024** | **2023** |
| Balance as of beginning of period | $ 7,084 | $ 6,375 |
| Accruals during the period | 12,681 | 13,941 |
| Settlements during the period | (12,138) | (13,232) |
| Balance as of end of the period [1] | $ 7,627 | $ 7,084 |

[1] $4.4 million and $4.1 million were recorded in accrued other expenses at December 31, 2024 and 2023, respectively. The remainder is recorded in other long-term liabilities.

We recorded accruals during the periods presented in the table above, primarily to reflect charges that relate to warranties issued during the respective periods.

*Income Taxes*

We account for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally take into account all expected future events then known to us, other than changes in the tax law or rates which have not yet been enacted and which are not permitted to be considered. We may record a valuation allowance to reduce our net deferred tax assets to the amount that is more-likely-than-not to be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based upon the weight of available evidence. Future taxable income of the appropriate character in either the carryback or carryforward period under the tax law and ongoing prudent and feasible tax planning are considered in determining the amount of the valuation allowance, and the amount of the allowance is subject to adjustment in the future. Specifically, in the event we were to determine that it is not more-likely-than-not that we would be able to realize our net deferred tax assets in the future, an adjustment to the valuation allowance would decrease net income in the period such determination is made. This allowance does not alter our ability to utilize the underlying tax net operating loss and credit carryforwards in the future, the utilization of which requires future taxable income.

The accounting standard for uncertainty in income taxes prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on subsequent recognition, derecognition, and measurement based on management's best judgement given the facts, circumstances, and information available at the reporting date. Differences between tax positions taken in a tax return and amounts recognized in the financial statements generally result in an increase in liability for income taxes payable or a reduction of an income tax refund receivable, or a reduction in a deferred tax asset or an increase in a deferred tax liability, or both. At December 31, 2024 and 2023, the Company assessed its income tax positions and concluded that it had no unrecognized tax benefits. We recognize interest and penalties related to unrecognized tax benefits in income tax expense on the consolidated statements of comprehensive income. No such interest and penalties were recorded for the years ended December 31, 2024, 2023 or 2022.

The Company is subject to federal, state and local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to federal, state and local tax examinations for the years before 2021.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

*Cost of Goods Sold*

Cost of goods sold includes the direct cost of purchased merchandise, inventory reserves, inbound freight, all freight costs to get merchandise to our Showrooms, credit card fees, design, buying and allocation costs, our supply chain, such as product development and sourcing, occupancy costs related to Showroom operations, such as rent and common area maintenance for our leases, depreciation and amortization of leasehold improvements, equipment and other assets in our Showrooms. In addition, cost of goods sold includes all logistics costs associated with shipping product to our clients, partially offset by delivery fees collected from clients (recorded in net revenue on the consolidated statements of comprehensive income).

*Selling, General and Administrative Expenses*

Selling, general and administrative ("SG&A") expenses include all operating costs not included in cost of goods sold. These expenses include payroll and payroll related expenses, Showroom expenses other than occupancy and expenses related to many of our operations at our distribution centers and corporate headquarters, including marketing, information technology, legal, human resources, utilities and depreciation and amortization expense. Payroll includes both fixed compensation and variable compensation. Variable compensation includes Showroom commissions and Showroom bonus compensation related to demand, likely before the client obtains control of the merchandise. Variable compensation is not significant in our eCommerce sales channel. All new Showroom opening expenses, other than occupancy, are included in SG&A expenses and are expensed as incurred. SG&A expenses as a percentage of net revenue are usually higher in lower-volume quarters and lower in higher-volume quarters because a significant portion of the costs are fixed.

*Gift Cards*

The Company sells gift cards to clients in our Showrooms. Such gift cards do not have expiration dates. We defer revenue when payments are received in advance of performance for unsatisfied obligations related to our gift cards. The liability related to unredeemed gift cards at December 31, 2024 and 2023 of $0.5 million and $0.5 million, respectively, is recorded in the accrued other expenses line item of the consolidated balance sheets. The Company recognizes income associated with breakage proportional to actual gift card redemptions. For the year ended December 31, 2024, breakage income was minimal. For the year ended December 31, 2023, breakage income was $0.8 million. For the year ended December 31, 2022, breakage was minimal.

*Self-Insurance*

We maintain insurance coverage for significant exposures as well as those risks that, by law, must be insured. In the case of health care coverage for employees, we have a managed self-insurance program related to claims filed. Expenses related to this self-insured program are computed on an actuarial basis, based on claims experience, regulatory requirements, an estimate of claims incurred but not yet reported ("IBNR") and other relevant factors. The projections involved in this process are subject to uncertainty related to the timing and number of claims filed, levels of IBNR, fluctuations in health care costs and changes to regulatory requirements. The liability related to IBNR at December 31, 2024 and 2023 of $1.4 million and $1.4 million, respectively, is recorded in the accrued other expenses line item of the consolidated balance sheets. We carry workers' compensation insurance subject to a deductible amount for which we are responsible on each claim. We recorded liabilities related to workers' compensation claims of $0.6 million and $0.6 million at December 31, 2024 and 2023, respectively.

*Credit Risk and Concentration Risk*

Approximately 12%, 15% and 13% of the Company's merchandise was purchased from one external vendor for the years ended December 31, 2024, 2023 and 2022, respectively. No other external vendor made up more than 10% of purchases for the years ended December 31, 2024, 2023 and 2022.

*Fair Values of Financial Instruments*

The Company's primary financial instruments are cash and cash equivalent investments, accounts receivable, payables, lease obligations, and equity based compensation instruments. Due to the short-term maturities of cash and cash equivalent investments, accounts receivable and payables, the Company believes the fair values of these instruments approximate their respective carrying values at December 31, 2024 and 2023. See Note 7 — *Leases* for discussion of our lease obligations and Note 8 — *Equity Based Compensation* for discussion of our equity based compensation instruments.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

The Company has established a hierarchy to measure our financial instruments at fair value, which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect the Company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The hierarchy defines three levels of inputs that may be used to measure fair value:

Level 1    Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2    Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3    Unobservable inputs that reflect the entity's own assumptions about the assumptions market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

### *Deferred Financing Fees*

Debt issuance costs were recorded as part of the establishment of the Company's financing arrangements (see Note 6 — *Debt*). The debt issuance costs were recorded within the other noncurrent assets line item on the consolidated balance sheets and are amortized as interest expense over the contractual life of the debt structure using the straight-line method.

### *Stockholders' Equity*

Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Except as otherwise required in the Company's Certificate of Incorporation or by applicable law, the holders of Class A common stock and Class B common stock shall vote together as a single class on all matters. Further, except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of Class A common stock and Class B common stock shall be treated equally, identically and ratable in all respects as to all matters including, dividends, distributions, subdivision or combination and change of control transactions.

### *Equity Based Compensation*

In connection with the Reorganization, the Company adopted the 2021 Equity Incentive Plan (the "2021 Equity Plan"), which authorized the Company to grant stock options (either incentive or non-qualified), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares, performance share units ("PSUs") and other stock-based awards with respect to our Class A common stock. During the years ended December 31, 2024 and 2023, the Company granted RSU and PSU awards to certain of the Company's named executive officers and other key employees under the 2021 Equity Plan. The Company also granted RSU awards to certain members of the Board of Directors. The fair value of each RSU and PSU award is based on the grant date market price and recognizes costs as expense over the vesting period. Forfeitures are accounted for as they occur. See Note 8 — *Equity Based Compensation* for further discussion on the awards granted under the 2021 Equity Plan.

### *Employee Benefit Plans*

The Company has a defined contribution retirement savings plan covering substantially all employees. The Company may contribute a discretionary matching contribution equal to a percentage that the Company deems advisable. Total costs recorded in selling, general and administrative expenses on the consolidated statements of comprehensive income related to the plan were $4.2 million, $3.7 million and $2.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

### *Net and comprehensive income per share*

Basic net and comprehensive income per share is computed as net and comprehensive income divided by the weighted-average number of common shares outstanding for the period. Diluted net and comprehensive income per share is computed as net and comprehensive income divided by the weighted-average number of common shares outstanding for the period and common share equivalents under equity plans using the treasury stock method. Potential dilutive securities are excluded from the computation of diluted net income per share if their effect is anti-dilutive. The Company has elected to not adjust net and comprehensive income for forfeitable dividend equivalents, when declared, related to unvested equity awards. The Company

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

will recognize dividends paid on common shares when the dividend equivalents are no longer forfeitable, such as if the contingency is met or the share-based payment awards vest into common shares.

***Recently Issued Accounting Standards***

**New Accounting Standards Adopted**

The Company adopted Accounting Standards Updates ("ASU") 2023-07 — Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures and 2023-01 — Leases (Topic 842): Common Control Arrangements during the year ended December 31, 2024. The adoption of ASU 2023-07 did not have a material impact on our accounting policies, financial position or results of operations but did require additional disclosures. See Note 9 — *Segment Reporting* for additional information. The adoption of ASU 2023-01 did not have a material impact on our accounting policies, financial position, results of operations or related disclosures.

**Accounting Standards Not Yet Adopted**

The following table summarizes accounting standards which we have not yet adopted but will be adopting. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. We believe the adoption will not have a material impact on our accounting policies or our financial position or results of operations but could have a material impact on our related disclosures. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. We are evaluating the impact ASU 2024-03 will have on our consolidated financial statements and related disclosures.

| ASU | Description | Adoption Date |
|---|---|---|
| ASU 2023-09 | Income Taxes (Topic 740): Improvements to Income Tax Disclosures | Fiscal Year 2025 |
| ASU 2024-03 | Income Statement⸺Reporting Comprehensive Income⸺Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses | Fiscal Year 2027 |

**3. Property, Furniture and Equipment**

Property, furniture and equipment, net consists of the following (amounts in thousands):

|  | December 31, | |
|---|---|---|
|  | **2024** | **2023** |
| Leasehold improvements | $ 162,064 | $ 80,638 |
| Landlord improvements | 201,567 | 177,593 |
| Furniture and fixtures | 10,057 | 7,692 |
| Computer and equipment | 56,250 | 49,990 |
| Vehicles | 215 | 10,149 |
| Construction in process | 32,561 | 50,809 |
|  | 462,714 | 376,871 |
| Less: Accumulated depreciation | (180,194) | (156,623) |
| Property, furniture and equipment, net | $ 282,520 | $ 220,248 |

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

## 4. Accrued Other Expenses

Accrued other expenses consist of the following (amounts in thousands):

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Loyalty reward program | $ 1,956 | $ 1,448 |
| Reserve for returns | 9,600 | 7,985 |
| Accrued showroom costs | 14,197 | 15,309 |
| Accrued warranty | 4,377 | 4,066 |
| Gift cards | 507 | 520 |
| Accrued self-insurance | 1,410 | 1,388 |
| Accrued other expenses | 15,621 | 15,346 |
| Total accrued other expenses | $ 47,668 | $ 46,062 |

## 5. Goodwill

During 2024, we reviewed Arhaus Consolidated, our one reporting unit's goodwill for impairment by performing a qualitative assessment in the fourth quarter. Based on the results, we determined that it was more likely than not the fair value of goodwill recorded exceeded the current carrying value and concluded no impairment existed.

During the years ended December 31, 2024 and 2023, there was no change in the recorded goodwill balances and we have not recorded any historical goodwill impairments.

## 6. Debt

On November 8, 2021, the Company entered into a revolving credit facility (the "2021 Credit Facility"). The 2021 Credit Facility provides for, among other things, (1) a revolving credit facility, in an aggregate amount not to exceed at any time outstanding the amount of such lender's commitment, (2) a letter of credit commitment, in an amount equal to the lesser of (a) $10.0 million, and (b) the amount of the revolving credit facility as of such date, and (3) a swingline loan, in an amount equal to the lesser of (a) $5.0 million, and (b) the amount of the revolving credit facility as of such date. The aggregate amount of all commitments of all lenders under the 2021 Credit Facility was initially $50.0 million. The 2021 Credit Facility contains restrictive covenants and has certain financial covenants, including a maximum rent-adjusted total leverage ratio and a minimum fixed charge ratio. The 2021 Credit Facility initially bore variable interest rates at the prevailing Bloomberg Short-Term Bank Yield index rate plus the applicable margin (1.50% at December 31, 2023 and 1.50% at December 31, 2022), whereas the applicable margin is adjusted quarterly based on the Company's consolidated rent-adjusted total leverage ratio.

On December 9, 2022, the Company amended the 2021 Credit Facility to increase the revolving credit commitment thereunder by $25.0 million. After giving effect to such increase, the aggregate amount of all commitments under the 2021 Credit Facility is $75.0 million.

On August 30, 2024, the Company amended the 2021 Credit Facility to adjust the index rate from the Bloomberg Short-Term Bank Yield Index to the Term Secured Overnight Financing Rate. The 2021 Credit Facility bears variable interest rates at the prevailing Term Secured Overnight Financing Rate plus the applicable margin (1.75% at December 31, 2024). The 2021 Credit Facility expires on November 8, 2026.

At December 31, 2024 and 2023, we had no borrowings on the 2021 Credit Facility. Deferred financing costs related to the 2021 Credit Facility of $0.4 million and $0.4 million at December 31, 2024 and 2023, respectively, were recorded in other noncurrent assets on the consolidated balance sheets and will be amortized over the term of the 2021 Credit Facility on a straight-line basis. Accumulated amortization related to deferred financing costs for the 2021 Credit Facility was $0.2 million and $0.1 million as of December 31, 2024 and 2023, respectively.

The Company was in compliance with all applicable debt covenants at December 31, 2024 and 2023, and expects to remain in compliance over the next 12 months.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

## 7. Leases

During the first quarter of fiscal 2022, we adopted ASU 2016-02, Leases (Topic 842) and all related amendments. Prior to the adoption of Topic 842, for certain operating and capital leases, we qualified as the deemed owner of the construction project due to our significant involvement during the construction period under build-to-suit lease accounting requirements within ASC 840. As part of our adoption of ASC 842, we derecognized the cost of these construction projects of $31.0 million, which were previously recorded in property, furniture and equipment, net with an offsetting obligation in accrued other expenses on our consolidated balance sheets at December 31, 2021.

The Company leases real estate and equipment under operating and finance leases, some of which are from related parties as discussed in Note 12 — *Related Party Transactions*. The most significant obligations under these lease agreements require the payments of periodic rentals, real estate taxes, insurance and maintenance costs. Depending on particular Showroom leases, the Company can also owe a percentage rent payment if particular Showrooms meet certain sales figures.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

The following table summarizes the amounts recognized in our consolidated balance sheets related to leases (amounts in thousands):

| | Consolidated Balance Sheets Classification | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| **Assets** | | | |
| Operating lease assets | Operating right-of-use assets | $ 322,302 | $ 302,157 |
| Finance lease assets | Financing right-of-use assets | 36,105 | 38,835 |
| Total leased assets | | $ 358,407 | $ 340,992 |
| | | | |
| **Liabilities** | | | |
| Current operating leases | Current portion of operating lease liabilities | $ 42,247 | $ 33,051 |
| Non-current operating leases | Operating lease liabilities, long-term | 402,916 | 362,598 |
| Total operating lease liabilities | | 445,163 | 395,649 |
| | | | |
| Current finance leases | Current portion of financing lease liabilities | 1,024 | 904 |
| Non-current finance leases | Financing lease liabilities, long-term | 53,312 | 53,870 |
| Total finance lease liabilities | | 54,336 | 54,774 |
| Total lease liabilities | | $ 499,499 | $ 450,423 |

The components of lease cost recognized within our consolidated statements of comprehensive income are as follows (amounts in thousands):

| | Consolidated Statements of Comprehensive Income Classification | Year Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|---|
| **Lease costs** | | | | |
| Operating lease costs | Cost of goods sold | $ 50,079 | $ 42,836 | $ 34,421 |
| Operating lease costs | Selling, general and administrative expenses | 10,395 | 9,879 | 6,930 |
| Finance lease costs | | | | |
| Amortization of right-of-use assets | Selling, general and administrative expenses | 2,527 | 2,513 | 2,056 |
| Interest expense on lease liabilities | Interest (income) expense, net | 5,197 | 5,154 | 5,027 |
| Variable lease costs[1] | Cost of goods sold | 34,441 | 38,381 | 38,276 |
| Short term lease costs | Selling, general and administrative expenses | 183 | 184 | 677 |
| Total lease costs | | $ 102,822 | $ 98,947 | $ 87,387 |

[1] Includes $0.4 million and $0.4 million of month-to-month lease costs for the years ended December 31, 2023 and 2022 respectively. There was no month-to-month lease costs for the year ended December 31, 2024.

We often have options to renew lease terms for Showrooms and other assets. The exercise of lease renewal options is generally at our sole discretion. In addition, certain lease agreements may be terminated prior to their original expiration date at our discretion. We evaluate each renewal and termination options at the lease commencement date to determine if we are

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

reasonably certain to exercise the option on the basis of economic factors. The weighted average remaining lease terms are as follows:

| | Year Ended December 31, | |
| | --- | --- |
| **Weighted Average Remaining Lease Term (In Years)** | **2024** | **2023** |
| Operating leases | 8.81 | 9.14 |
| Finance leases | 20.08 | 20.84 |

When readily determinable, we use the discount rate implicit within the lease as determined at the time of lease commencement. However, the discount rate implicit within many of our leases is generally not determinable at the time of lease commencement and therefore the Company determines the discount rate based on its IBR. For leases in which the discount rate was not explicit, the Company utilized a market-based approach to estimate the IBR, which required significant judgment. The Company estimated the base IBR based on an analysis of (i) yields on the Company's 2021 Credit Facility, as well as comparable companies and (ii) unsecured yields and discount rates. The Company applied adjustments to the base IBRs to account for full collateralization and lease term. The weighted average discount rates used to measure our lease liabilities are as follows:

| | Year Ended December 31, | |
| | --- | --- |
| **Weighted Average Discount Rate** | **2024** | **2023** |
| Operating leases | 6.05 % | 6.03 % |
| Finance leases | 9.65 % | 9.64 % |

Future lease liabilities at December 31, 2024 are as follows (amounts in thousands):

| Year Ending December 31, | Operating Lease Liabilities [1] | Finance Lease Liabilities | Total Lease Liabilities |
| --- | --- | --- | --- |
| 2025 | $ 66,323 | $ 5,851 | $ 72,174 |
| 2026 | 73,033 | 6,309 | 79,342 |
| 2027 | 68,979 | 6,110 | 75,089 |
| 2028 | 63,462 | 5,635 | 69,097 |
| 2029 | 60,488 | 5,224 | 65,712 |
| Thereafter | 254,517 | 104,770 | 359,287 |
| Total lease payments | 586,802 | 133,899 | 720,701 |
| Less: Amounts representing interest | (141,639) | (79,563) | (221,202) |
| Total | $ 445,163 | $ 54,336 | $ 499,499 |

[1] Includes leases with related parties. See Note 12 — *Related Party Transactions* for amounts leased from related parties.

At December 31, 2024, the Company has entered into leases for Showrooms and equipment which have not yet commenced with expected lease terms ranging from 2 to 16 years. The aggregate minimum rental payments over the term of the leases of approximately $199.0 million are not included in the above table.


**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**


Supplemental cash flow information related to leases is as follows (amounts in thousands):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2024** | | **2023** | | **2022** |
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | | | | |
| Operating cash flows for operating leases | $ | 68,912 | $ | 57,070 | $ | 47,722 |
| Operating cash flows for finance leases | | 4,902 | | 4,875 | | 4,785 |
| Financing cash flows for finance leases | | 927 | | 763 | | 419 |
| **Right-of-use assets obtained in exchange for lease obligations:** | | | | | | |
| Operating leases | $ | 58,478 | $ | 79,721 | $ | 82,543 |
| Finance leases | | 185 | | 2,843 | | 2,018 |

## 8. Equity Based Compensation

Prior to the Reorganization and pursuant to previously established equity award plans, certain employees were granted incentive units of LLC ("Incentive Units") that vest over three to five years. All holders of the Incentive Units become fully vested in the event of a change in control, death or disability, as long as the holder of the unit is employed by the Company on the date of such event. Further, certain Incentive Unit holders who are terminated without cause will have their unvested units fully vest upon that event. In connection with the Reorganization, the Incentive Unit holders contributed their Incentive Units to Arhaus, Inc. in exchange for shares of Class A or Class B common stock for their vested Incentive Units and Class A or Class B restricted stock for their unvested Incentive Units. The vesting requirements for the exchanged Class A and Class B restricted stock (collectively the "Restricted Stock") did not change from the original Incentive Unit terms.

Activity of the Company's Restricted Stock and their equity based compensation expense are summarized in the following tables (amounts in thousands, except share and per share data):

| | Restricted Stock | |
|---|---|---|
| | Class A | |
| | **Amount** | **Weighted Average Grant Date Fair Value** |
| Unvested at December 31, 2023 | 500,304 | $ 15.47 |
| Granted | — | — |
| Forfeited | (48,628) | 18.61 |
| Vested | (227,224) | $ 11.70 |
| Unvested at December 31, 2024 | 224,452 | $ 18.61 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| Equity based compensation expense - Restricted Stock[1] | $ 2,354 | $ 2,697 | $ 2,756 |

[1] Total unrecognized compensation cost to be recognized in future periods is $2.9 million at December 31, 2024, and will be recognized over a weighted average period of 1.4 years. Equity based compensation is recorded within selling, general and administrative expenses on our consolidated statements of comprehensive income.

The total fair value of Restricted Stock vested during the years ended December 31, 2024, 2023 and 2022 was $3.4 million, $13.1 million and $11.8 million, respectively.

The Arhaus, Inc. 2021 Equity Incentive Plan (the "2021 Plan"), adopted on November 8, 2021, authorizes the Company the ability to grant stock options (either incentive or non-qualified), stock appreciation rights, restricted stock, restricted stock units

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

("RSUs"), performance shares, performance share units ("PSUs") and other stock-based awards with respect to our Class A common stock to our employees, officers, consultants, advisors and directors. The maximum number of Class A common stock that may be granted under the 2021 Plan is 11,205,100 shares. As of December 31, 2024, there were 8,625,752 shares of Class A common stock available to be granted.

Per the 2021 Plan, each RSU and PSU represents a contingent right to receive one share of the Company's Class A common stock upon vesting. The RSUs granted to award recipients generally vest in one-third increments on each of the first, second and third anniversary of the date of grant, provided that the award recipient continues to serve the Company through the applicable vesting date ("Continuous Service"). If the award recipient's Continuous Service terminates for any reason other than death, disability or in connection with a change in control (as such terms are defined in the 2021 Plan), unless the Compensation Committee of the Board of Directors determines otherwise, all RSUs that are unvested at the time of such termination shall be forfeited and cancelled immediately without consideration. RSU and PSU awards contain forfeitable rights to dividend equivalents. Dividend equivalents for outstanding awards are accrued when dividends are declared on the Company's common stock but are not paid until the awards vest, and dividend equivalents accrued for awards that ultimately do not vest are forfeited. The RSUs issued to certain members of the Board of Directors will generally vest on the one-year anniversary of the grant date.

The number of PSUs earned will be based on the Company's financial performance as measured against pre-established target goals for cumulative demand revenue and cumulative adjusted EBITDA (the "Performance Goals") over the applicable performance period. PSUs will vest as of the end of the performance period subject to the award recipient's Continuous Service, but will not settle and payout until the number of PSUs earned is determined by the Compensation Committee. The award recipient may earn between 0% and 200% of the PSU target award based on the Company's achievement of the Performance Goals. The Company accounts for forfeitures as they occur.

Activity of the Company's PSU and RSU awards and their equity based compensation expense are summarized in the following tables (amounts in thousands, except share and per share data):

| | PSU Awards | | RSU Awards | |
|---|---|---|---|---|
| | Amount | Weighted Average Grant Date Fair Value | Amount | Weighted Average Grant Date Fair Value |
| Unvested at December 31, 2023 | 700,229 | $ 7.20 | 1,248,165 | $ 7.79 |
| Granted | 254,923 | 15.83 | 356,405 | 15.75 |
| Forfeited | (176,771) | 10.06 | (110,074) | 11.13 |
| Vested | (351,625) | 5.75 | (533,948) | 7.55 |
| Unvested at December 31, 2024 | 426,756 | $ 12.37 | 960,548 | $ 10.50 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Equity based compensation expense - PSUs[1] | $ 399 | $ 2,274 | $ 774 |
| Equity based compensation expense - RSUs[2] | $ 4,887 | $ 2,938 | $ 758 |

[1] Total unrecognized equity based compensation for the PSUs to be recognized in future periods is $1.9 million at December 31, 2024, and will be recognized over a weighted average period of 1.5 years. Equity based compensation expense is recorded within selling, general and administrative expenses on our consolidated statements of comprehensive income.

[2] Total unrecognized equity based compensation for the RSUs to be recognized in future periods is $7.3 million at December 31, 2024, and will be recognized over a weighted average period of 1.8 years. Equity based compensation expense is recorded within selling, general and administrative expenses on our consolidated statements of comprehensive income.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

The total fair value of PSUs vested during the years ended December 31, 2024 was $3.3 million. There were no PSUs that vested for the years ended December 31, 2023 and 2022.

The total fair value of RSUs vested during the years ended December 31, 2024 and 2023 was $7.1 million and $3.5 million. There were no RSUs that vested for the year ended December 31, 2022.

## 9. Segment Reporting

Our chief operating decision maker ("CODM") is our Chief Executive Officer ("CEO"), who reviews financial information presented on a consolidated basis for purposes of making decisions, assessing financial performance and allocating resources. We operate our business as one operating segment and therefore we have one reportable segment that offers an assortment of merchandise across a number of categories, including furniture, outdoor, lighting, textiles and décor. The assortment of merchandise can be purchased through our Retail and eCommerce sales channels.

The majority of our revenue is generated through sales to clients in the United States. Sales to clients outside of the United States are not significant. Further, no single client represents ten percent or more of our net revenue. There are no inter-segment transactions.

The accounting policies of our single operating segment are the same as those described within our summary of significant accounting policies. The CODM assesses performance at the consolidated level and makes business decisions based on various key performance indicators, primarily net income, which is also reported on the consolidated statements of comprehensive income as net and comprehensive income.

Our CODM uses net income to determine the allocation of resources for investments in retail Showrooms, information technology and systems infrastructure, as well as supply chain investments. Net income is also used as a method for planning and forecasting overall expected performance and for evaluating, on a quarterly and annual basis, actual results against such expectations.

Asset information is reported on the consolidated balance sheets as total assets. However, asset information is not used for purposes of making decisions, assessing financial performance or allocating resources.

Refer to the consolidated statements of cash flow for property, furniture and equipment expenditures, related depreciation and amortization and other significant noncash items.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

The following table shows revenue by merchandise sales channel and significant segment expenses (amounts in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Retail | $ 1,051,510 | $ 1,045,079 | $ 1,022,347 |
| eCommerce | 219,597 | 242,625 | 206,581 |
| Total net revenue | $ 1,271,107 | $ 1,287,704 | $ 1,228,928 |
| Less significant costs and expenses: | | | |
| Cost of goods sold | 769,878 | 747,281 | 703,869 |
| Corporate and administrative expenses[1] | 206,433 | 190,814 | 178,905 |
| Selling expenses | 155,522 | 136,331 | 117,449 |
| Marketing expenses | 53,471 | 48,967 | 44,034 |
| Gain on sale of assets | (1,202) | — | — |
| Interest (income) expense, net | (3,163) | (3,351) | 3,387 |
| Other income | (754) | (1,027) | (1,294) |
| Income before taxes | 90,922 | 168,689 | 182,578 |
| Income tax expense | 22,372 | 43,450 | 45,944 |
| Net and comprehensive income | $ 68,550 | $ 125,239 | $ 136,634 |

[1] Corporate and administrative expenses primarily include warehouse expenses, equity based compensation costs, information technology, human resources and legal costs, insurance expenses, accounting fees and corporate sustainability costs.

## 10. Net and comprehensive income per share

Basic and diluted net and comprehensive income per share were calculated by dividing net and comprehensive income by the number of basic and diluted weighted-average common shares outstanding. The Company has elected to not adjust net and comprehensive income for forfeitable dividend equivalents, when declared, related to unvested equity awards. The Company will recognize dividends paid on common shares when the dividend equivalents are no longer forfeitable, such as if the contingency is met or the share-based payment awards vest into common shares.

Basic and diluted net and comprehensive income per share are as follows (amounts in thousands, except per share data):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Numerator** | | | |
| Net and comprehensive income | $ 68,550 | $ 125,239 | $ 136,634 |
| | | | |
| **Denominator—Weighted Average Shares Outstanding** | | | |
| Weighted-average number of common shares outstanding, basic | 140,072,148 | 139,471,110 | 138,094,180 |
| Effect of dilutive restricted stock [1] [2] | 619,852 | 625,622 | 1,511,370 |
| Weighted-average number of common shares outstanding, diluted | 140,692,000 | 140,096,732 | 139,605,550 |
| | | | |
| **Net and Comprehensive Income Per Share** | | | |
| Net and comprehensive income per share, basic | $ 0.49 | $ 0.90 | $ 0.99 |
| Net and comprehensive income per share, diluted | $ 0.49 | $ 0.89 | $ 0.98 |

[1] During the years ended December 31, 2024, 2023 and 2022, 418,953, 539,283 and 583,118, respectively, shares of unvested restricted stock, RSUs and PSUs were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.
[2] Excluded from the calculation of the effect of dilutive restricted stock as of December 31, 2024, 2023, and 2022 were 426,756, 571,058, and 513,125 PSUs, respectively, because they did not meet the required performance criteria.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

## 11. Commitments and Contingencies

The Company is involved in litigation and claims that are incidental to its business. Although the outcome of these matters cannot be determined at the present time, management of the Company believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. As of December 31, 2024, the Company has accrued legal costs of $6.1 million that are recorded in accrued other expenses in our consolidated balance sheet.

From time to time, the Company has received inquiries from a number of state and local taxing agencies with respect to the remittance of sales, use, telecommunications, excise, and income taxes. Several jurisdictions are currently conducting tax audits of the Company's records. The Company collects, or has accrued for, taxes that it believes are required to be remitted. The amounts that have been remitted have historically been within the accruals established by the Company. The Company adjusts its accrual when facts relating to specific exposures warrant such adjustment. As of December 31, 2024 and 2023, we recorded liabilities of $0.7 million and $0.2 million, respectively, in accrued other expenses on the consolidated balance sheets for non-income tax matters that were probable and reasonably estimable.

In August 2023, the Company committed to make a $10.0 million donation to The Nature Conservancy. As of December 31, 2024, we have paid the donation commitment in full.

On February 29, 2024, the Board of Directors of the Company declared a special cash dividend on the Company's Class A and Class B common stock of $0.50 per share, payable April 4, 2024, to shareholders of record at the close of business on March 21, 2024 (the "Record Date"). During the year ended December 31, 2024, the Company paid out $70.3 million of the aforementioned special cash dividend on its Class A and Class B common stock. As of December 31, 2024, dividends payable of $0.5 million is recorded in accrued other expenses and $0.2 million is included in other long-term liabilities on our consolidated balance sheet. The remaining dividends payable balance recorded on our consolidated balance sheet relates to dividend equivalents on outstanding equity awards under the Company's equity incentive plans that were unvested as of the Record Date.

## 12. Related Party Transactions

The Company has beneficial owners and affiliated entities under the related party definition in ASC 850, "Related Party Disclosures." Related parties include those defined in the Company's proxy statement which has been incorporated by reference herein.

*Leasing transactions*

In November 2000, the Company entered into a lease agreement with Pagoda Partners, LLC, a company of which John Reed, our CEO, indirectly owns 50%, for our warehouse in Walton Hills, Ohio. The base lease term was 17 years with a 5-year renewal option. In August 2020, the Company amended the lease agreement to extend the lease term to April 2024. The monthly rental payments are $0.1 million. In July 2023, the Company amended the lease agreement to extend the lease term to April 2034 with one 5-year renewal option. The monthly rental payments range from $0.1 million to $0.2 million. Rent expense was $1.7 million, $1.6 million and $1.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In July 2010, the Company entered into a lease agreement with Brooklyn Arhaus, a company of which our CEO and Bill Beargie, a Director of the Company, own 85% and 15%, respectively, for our Outlet in Brooklyn, Ohio. The base lease term is 15 years with no lease renewal options. The monthly rental payments are $20 thousand. Rent expense was $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In March 2021, the Company entered into a lease agreement with Premier Conover, LLC, a company of which our CEO indirectly owns 40%, for a distribution center and manufacturing building. The base lease term is for 12 years, with a 10-year renewal option and two additional 5-year renewal options at the higher of the minimum base rent or the fair market rent at the time of renewal execution. The monthly rental payments range from $0.2 million to $0.3 million during the 12-year base lease term and from $0.4 million to $0.5 million during the 10-year renewal period. Rent expense was $4.0 million, $4.0 million and $3.7 million for the years ended December 31, 2024, 2023 and 2022 respectively.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

*Other transactions*

The accounts payable due to related parties for state and federal income tax refunds were $0.2 million and $2.3 million at December 31, 2024 and 2023, respectively, and are included within accounts payable on the consolidated balance sheets.

## 13. Income Taxes

Components of income before provision for income taxes include (amounts in thousands):

|  | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
|  |  | **2024** |  | **2023** |  | **2022** |
| Domestic | $ | 90,922 | $ | 168,689 |  | 182,578 |
| Foreign |  | — |  | — |  | — |
| Income before taxes | $ | 90,922 | $ | 168,689 | $ | 182,578 |

The components of the provision for (benefit from) income taxes include (amounts in thousands):

|  | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
|  |  | **2024** |  | **2023** |  | **2022** |
| Current |  |  |  |  |  |  |
| Federal | $ | 16,264 | $ | 35,015 | $ | 25,550 |
| State |  | 8,072 |  | 10,721 |  | 10,624 |
| Total current expense |  | 24,336 |  | 45,736 |  | 36,174 |
| Deferred |  |  |  |  |  |  |
| Federal |  | 581 |  | (792) |  | 8,498 |
| State |  | (2,545) |  | (1,494) |  | 1,272 |
| Total deferred (benefit) expense |  | (1,964) |  | (2,286) |  | 9,770 |
| Income tax expense | $ | 22,372 | $ | 43,450 | $ | 45,944 |

The difference between income taxes expected at the United States federal statutory income tax rate of 21% and the provision for income taxes is summarized as follows (amounts in thousands):

|  | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
|  |  | **2024** |  | **2023** |  | **2022** |
| Federal statutory income tax rate | $ | 19,094 | $ | 35,383 | $ | 38,341 |
| State taxes |  | 4,497 |  | 7,617 |  | 9,871 |
| Federal return-to-provision adjustments [1] |  | (550) |  | (37) |  | (2,577) |
| Tax credits |  | (664) |  | (443) |  | — |
| Other |  | (5) |  | 930 |  | 309 |
| Provision for income taxes | $ | 22,372 | $ | 43,450 | $ | 45,944 |

[1] The tax investment amount changed as a result of the LLC's federal tax filing in 2022, therefore the Company recorded a return-to-provision adjustment of $1.6 million and $1.1 million to additional paid-in capital for the years ended December 31, 2023 and 2022, respectively.

**Arhaus, Inc. and Subsidiaries**
**Notes To Consolidated Financial Statements**

Components of our deferred tax assets and liabilities include (amounts in thousands):

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Deferred tax assets | | |
| Net operating loss carryforwards | $ — | $ 17 |
| FS Arhaus investment in LLC | 10,419 | 11,091 |
| Homeworks investment in LLC | 10,672 | 8,019 |
| Total deferred tax assets | 21,091 | 19,127 |
| Less: valuation allowance | — | — |
| Total deferred tax assets, net of valuation allowance | $ 21,091 | $ 19,127 |

Based on available evidence (namely, a three-year cumulative income position), management believes it is more-likely-than-not that the net United States federal and state deferred tax assets will be fully realizable. We have not recorded a valuation allowance against deferred tax assets.

No unrecognized tax benefits have been recognized as of December 31, 2024 and 2023. We recognize accrued interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations. There were no amounts of interest and penalties accrued as of December 31, 2024 and 2023.

We file income tax returns in the United States federal and various state and local jurisdictions. The tax years after 2020 remain open to examination by the state taxing jurisdictions in which the Company is subject to tax. As of December 31, 2024, the Company was not under examination by the Internal Revenue Service.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

Management, with the participation of our CEO and Acting Principal Financial Officer ("Acting PFO"), evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")) as of December 31, 2024. Based upon that evaluation, our CEO and Acting PFO have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level because of the material weaknesses in our internal control over financial reporting described below.

Despite these material weaknesses, our CEO and Acting PFO concluded the financial statements were prepared in accordance with U.S. GAAP.

### Management's Annual Report on Internal Control over Financial Reporting

Management, including our CEO and Acting PFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) ("ICFR"). ICFR is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management utilized the criteria established in the *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to assess the effectiveness of our ICFR as of December 31, 2024. Based on this assessment, management has concluded that the Company's ICFR was not effective due to the material weaknesses described below.

- We did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, amongst other things, insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following additional material weaknesses.
- We did not design and maintain accounting policies, procedures and controls, or maintain documentary evidence of existing control activities over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the period-end financial reporting process, the preparation and review of account reconciliations and journal entries, including segregation of duties and assessing the reliability of reports and spreadsheets used in controls.
- We did not design and maintain effective controls to address the identification of and accounting for certain non-routine or complex transactions, including the proper application of U.S. GAAP of such transactions.

These material weaknesses resulted in a restatement of our previously issued annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019 principally related to selling, general and administrative expenses and other long-term liabilities, and misclassifications in the balance sheets and statements of comprehensive income. These material weaknesses also resulted in immaterial adjustments recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2021 principally related to property, furniture and equipment, net, selling, general and administrative expenses and misclassifications in the balance sheet and statement of cash flows.

In preparation of the December 31, 2023 consolidated financial statements and in preparation of the March 31, 2024 condensed consolidated financial statements, these material weaknesses resulted in restatements as of and for the interim period ended September 30, 2023 and revisions as of and for the annual periods ended December 31, 2023, 2022 and 2021, and as of and for the interim periods ended June 30, 2023, March 31, 2023, December 31, 2022, September 30, 2022, June 30, 2022 and March 31, 2022, principally related to prepaid and other current assets, property, furniture and equipment, net and operating lease liabilities, which resulted in misclassifications in the balance sheets and statements of cash flows and the timely recording of liabilities, operating right-of-use assets and operating lease liabilities. There were also immaterial misstatements. Additionally, each of the material weaknesses could result in misstatements to substantially all of our accounts or disclosures, that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

- Lastly, we did not design and maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in material adjustments to our consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these IT deficiencies in the aggregate constitute a material weakness.

The effectiveness of the Company's ICFR as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

**Remediation Activities**

As of December 31, 2024, with the oversight of senior management and our Audit Committee, we continue to assess, implement and redesign our ICFR. While the material weaknesses are not considered remediated until the related internal controls are tested and deemed to be operating effectively, we have made progress and continue to implement our remediation plan as follows:

- Established a taskforce of cross functional senior members of the Company's leadership to manage deficiency remediation. The taskforce is composed of internal resources and external advisors with expertise in designing and implementing internal controls. Our remediation plan includes the development of actions plans for individual control deficiencies.
- Outsourced our internal audit department to a third-party service firm and transitioned our former internal audit department to our business process improvement function. The business process improvement function is assisting in the design and implementation of controls along with the development and execution of the remediation action plans.
- Established regular meetings between senior management and members of the Audit Committee to discuss and report on remediation progress and objectives. Additionally, progress updates are regularly provided to the Board of Directors.
- Trainings have been and will continue to be conducted with control owners and performers on various topics including, but not limited to:
    - user access review completion;
    - review and conclusions around Systems and Organization Control I ("SOC1") reports;
    - software used in accounting;
    - validation of the system generated data used in the execution of a control;
    - account reconciliation formats and required support;
    - journal entry review and support; and
    - maintaining evidence of control support.
- Assessed the competency and quantity of accounting personnel to determine the appropriate composition and expertise. As a result, we hired additional competent and qualified technical accounting and financial reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements. We have also hired subject matter experts with knowledge and experience with lease accounting. We are taking steps to ensure that the leaders in the accounting department have the appropriate knowledge and experience to design, execute and/or provide appropriate oversight of activities related to ICFR. We will continue to assess our personnel needs.
- Hired and will continue to hire additional personnel with the knowledge and experience to identify and account for non-routine or complex transactions, including the proper application of U.S. GAAP to such transactions, as well as

execute and/or provide appropriate oversight of activities related to ICFR. Since the end of 2021, 15 additional personnel have been added to the accounting, financial reporting and business process teams.

- Enhanced our communications to employees on our internal control environment and related expectations. We continue to take steps to ensure personnel both existing and newly hired are adequately trained with the appropriate level of knowledge and understanding of ICFR and its importance.
- Commenced and continue to update our policies and procedures to establish and maintain effective segregation of duties for our accounting staff in relation to journal entries, reconciliations and other applicable processes. To supplement existing procedures, management plans to utilize account reconciliation software tools which are expected to increase the reliability around the monthly financial statement close procedures.
- Designed and implemented formal processes, policies and procedures to support our financial close process, including but not limited to:
  - formalized procedures over the review of our financial statements;
  - implemented period-end closing task checklists; and
  - standardized reconciliation process.

Management will continue to evaluate and refine its financial statement close process. The processes, policies and procedures to support our financial close process will need to operate for a period of time and be tested for operating effectiveness.

- Designed and implemented policies and procedures for accounting for equity-based compensation awards, which include:
  - Engaged a third-party service provider to administer and disburse awards to award recipients.
  - Established procedures to evaluate equity-based compensation awards to ensure that the awards have the appropriate accounting classification under U.S. GAAP including the determination of the fair value of such awards.
- Enhanced the design of the control activities over the review of our consolidated balance sheet and statement of cash flows to help ensure that the classification of operating and investing activities is appropriately presented in the statement of cash flows.
- Designed and implemented policies and procedures, including but not limited to:
  - lease accounting;
  - revenue recognition;
  - goodwill and other long-lived assets;
  - fixed assets and software capitalization;
  - merchandise warranties; and
  - income taxes.
- Enhanced company policies related to review of significant contracts prior to execution for critical accounting terms.
- Engaged third-party consultants to assist senior management with the evaluation of our technology platforms and the potential providers for replacement technology platforms to redesign and strengthen the IT general control environment.
- Assessed and continue to evaluate the IT function to ensure that it is adequately staffed with personnel with the appropriate knowledge and competency of ICFR needed for an effective IT general control environment.
- Continued to enhance the design and operation of user access control activities and procedures to help ensure access to IT applications and data is adequately restricted to appropriate personnel, including the implementation of user and privileged access reviews, password policy enforcement and user provisioning and deprovisioning.
- Commenced designing and implementing additional program change management policies and procedures, control activities, and tools to help ensure that changes affecting key financial systems related to IT applications and underlying accounting records are identified, authorized, tested, and implemented appropriately.
- Designed and implemented a formal systems development lifecycle methodology and related program development controls to help ensure that significant IT change events are appropriately tested and approved. These controls will need to operate for a period of time and be tested for operating effectiveness.
- Enhancing the design and operation of control activities and procedures within the computer operations domain to help ensure that key batch jobs and interfaces are monitored, processing failures are adequately resolved, and recovery capability is tested.
- Enhancing data backup procedures to help ensure that systems are adequately backed up and maintained and recovery of data from backups is tested.
- Commenced identifying and evaluating key IT dependencies including key reports, automated application controls, interfaces and end user computer operations.
- Commenced hiring additional personnel to enhance the segregation of duties in the IT department, particularly as it relates to the segregation of activities between IT development and IT operations.
- We are in the early stages of a company-wide initiative to modernize the Company's IT infrastructure to be capable of automating many of our manual financial reporting processes, enhancing our information technology control

environment and mitigating the underlying internal control gaps and limitations that cannot be remediated within current systems.

Although we have developed and will continue to evaluate our plan, we are in the process of implementing internal controls to remediate the material weaknesses and believe, based on our evaluation to date, that the material weaknesses will be remediated as soon as is practicable, we cannot project a specific timeline on when the plan will be fully implemented. The material weaknesses will not be remediated until the necessary internal controls have been designed, implemented, tested and determined to be operating effectively. In addition, we may need to take additional measures to address the material weaknesses or modify the planned remediation steps, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that the identified material weaknesses will not result in a material misstatement of our consolidated financial statements. Moreover, we cannot provide assurance that we will not identify additional material weaknesses in our ICFR in the future. Until we remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare our consolidated financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected.

## Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Item 9B. Other Information

None.

## Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

## Part III

**Item 10. Directors, Executive Officers and Corporate Governance**

We have adopted a Code of Business Conduct and Ethics, which applies to all of our officers, directors, and employees. A current copy of the code is posted at our website www.ir.arhaus.com. We will disclose any amendments to, or waivers from, the code applicable to an executive officer or director at our website www.ir.arhaus.com.

All information required to be reported under this item will be included in our proxy statement for our 2025 Annual Meeting of Stockholders. Except for the information included below, all information required under this item is incorporated in this item by reference.

Below is detailed biographical information and ages, as of February 26, 2025 for each of our directors and executive officers and a summary of their qualifications and skills.

### Class I Directors

| Albert Adams | Age: 74 | Director Since 2021 |
|---|---|---|

Albert Adams has served as a member of our Board since July 2021, on the Board of Directors of Arhaus, LLC since 2014, and joined the Board of Directors of the predecessor of Arhaus, LLC in 2001. Mr. Adams joined Baker & Hostetler LLP in 1977, became a partner in 1984, and served as a member of its governing body between 1993 to 2014. Mr. Adams' practice is in the business and corporate areas, with special emphasis on the structuring and financial aspects of business transactions. Mr. Adams has served as a director of numerous private businesses and seven public companies. He also has been a board member or trustee of a number of community and charitable organizations, including the Cleveland Chapter of the American Red Cross, the Center for Families and Children, the Greater Cleveland Roundtable, the Greater Cleveland Sports Commission, the Corporate College (a division of Cuyahoga Community College), the Western Reserve Historical Society, Learning Disability Associates, and the Karamu Playhouse.

We believe Mr. Adams is qualified to serve on our Board of Directors because of his combination of legal and business skills and his extensive experience in advising public and private companies in various capacities, including with respect to capital markets activity, business combinations, and corporate governance.

| Stuart Burgdoerfer | Age: 61 | Director Since 2024 |
|---|---|---|

Stuart Burgdoerfer has served as a member of our Board since June 2024. Mr. Burgdoerfer currently serves on the board of directors of The Progressive Corporation as chair of its Audit Committee and a member of its Technology Committee. Prior to his retirement, he was the Executive Vice President and Chief Financial Officer of L Brands, Inc. from April 2007 through August 2021, and served from May 2020 through February 2021 as Interim Chief Executive Officer of L Brand's subsidiary Victoria's Secret (VS NewCo). Mr. Burgdoerfer's experience includes work as a CPA at Deloitte, as a management consultant and in financial leadership roles at PepsiCo/YUM Brands subsidiary Pizza Hut, and as a Senior Vice President of Finance at The Home Depot. Mr. Burgdoerfer also served as a member of the board of Galyan's Trading Company, which shares were listed on NASDAQ until the Company was acquired by Dick's Sporting Goods in 2004, and the Spelman College Board of Trustees.

We believe Mr. Burgdoerfer is qualified to serve on our board of directors because his substantial experience in leadership roles as a financial professional and senior executive enhances the board's financial expertise.

| John Kyees | Age: 78 | Director Since 2021 |
|---|---|---|

John Kyees has served as a member of our Board since 2021 and served as a member of the Board of Directors of Arhaus, LLC since November 2011. He is currently the President of Kyees Construction. Mr. Kyees has held the Chief Financial Officer role at the following retailers: Urban Outfitters, Inc. from 2003 to 2010, bebe Stores, Inc. from 2002 to 2003, Skinmarket from 2000 to 2002, Ashley Stewart from 1997 to 2002, Express (Division of the Limited) from 1984 to 1997, and Chas. A. Stevens (Division of Hartmarx) from 1982 to 1984. Mr. Kyees recently served on the board of directors of Vera Bradley from 2010 to 2022 as lead independent director and formerly served as chair of the audit committee, and he previously served as chair and a director of Destination XL Group, Inc.

We believe Mr. Kyees is qualified to serve on our Board of Directors because of his extensive executive-level retail experience having served as Chief Financial Officer for several prominent retailers.

**John M. Roth**            **Age: 66**        **Director Since 2021**

John M. Roth has served as a member of our Board since 2021 and served as a member of the Board of Directors of Arhaus, LLC since January 2014. Mr. Roth joined Freeman Spogli in 1988 and has been a partner since 1993. Mr. Roth previously served as a director of Floor & Decor Holdings, Inc. from November 2010 to December 2020 and El Pollo Loco Holdings, Inc. from 2007 to August 2023.

We believe Mr. Roth is qualified to serve on our Board of Directors because of his extensive experience as a Board member of numerous retail and consumer businesses and his experience and insights into strategic expansion opportunities, capital markets, and capitalization strategies.

**Class II Directors**

**Andrea Hyde**            **Age: 60**        **Director Since 2021**

Andrea Hyde has served as a member of our Board since 2021 and served as a member of the Board of Directors of Arhaus, LLC since January 2018. Ms. Hyde is the founder and President of Hyde & Chic Inc., a business growth strategy consulting firm, and has been a director of Awake Chocolate since 2022. Prior to founding Hyde & Chic Inc. in January 2018, Ms. Hyde was Chief Executive Officer of Draper James from 2014 to 2017. Prior to her role at Draper James, Ms. Hyde held the positions of President of Burch Creative Capital and President & Chief Executive Officer of French Connection USA. Ms. Hyde held senior management positions at Kenneth Cole and The Gap, where she oversaw the marketing departments and was part of the initial concept and development team for Old Navy. Early in her career she worked for Estee Lauder and Calvin Klein.

We believe Ms. Hyde is qualified to serve on our Board of Directors because of her extensive experience in leadership management, marketing, and branding lifestyle retail concepts and her knowledge of building out omni-channel platforms.

**Rick Doody**            **Age: 66**        **Director Since 2021**

Rick Doody has served as a member of our Board since 2021 and served as a member of the Board of Directors of Arhaus, LLC since January 2014. Mr. Doody was the chair and founder of Bravo/Brio Restaurant Group (BBRG) and served as CEO and then its chairman from 1992 until it was sold in 2018. Mr. Doody owns six restaurant concepts in the Cleveland area: Cedar Creek Grille, 17 River Grille, Lindey's Lake House, Jojo's Bar and Bar Italia (2). Mr. Doody is a member of the World Presidents' Organization (WPO) and serves on the boards of Lindey's, Stella Maris Rehabilitation Center, and the Boys and Girls Club of Cleveland.

We believe Mr. Doody is qualified to serve on our Board of Directors because of his substantial management, operational, and entrepreneurial experience related to restaurant concepts and site selection.

**Alexis DePree**            **Age: 46**        **Director Since 2023**

Alexis DePree has served as a member of our Board since March 2023. Ms. DePree has served as Chief Operating Officer of Nordstrom, Inc. since May 2024. Prior to that, Ms.DePree served as Chief Supply Chain Officer of Nordstrom since January 2020. Ms. DePree previously served as Vice President of Americas Sort Centers at Amazon.com, Inc. from 2018 to 2020, and as Amazon's Vice President of Global Supply Chain Operations from 2016 to 2018. From 2007 to 2016, she held executive positions with increasing responsibility at Target Corporation, prior to which she was employed at Dell Technologies Inc. in various leadership positions from 2001 to 2005.

We believe Ms. DePree is qualified to serve on our Board of Directors because of her significant supply chain experience in the retail industry.

**Class III Directors**

**John Reed**            **Age: 70**        **Chairman and Director Since 2021**

John Reed has served as a member of our Board since July 2021. He co-founded Arhaus in 1986 and has served on the Board of Directors of Arhaus, LLC as Chairman since its formation in December 2013, and served as our Chief Executive Officer from January 1997 through December 2015 and since February 2017 through the reorganization into Arhaus, Inc.

We believe Mr. Reed is qualified to serve on our Board of Directors because of, among other things, his extensive knowledge and experience with the business and his role as our Founder and Chief Executive Officer.

**Bill Beargie**               **Age: 68**        **Director Since 2021**

Bill Beargie has served as a member of our Board since 2021, served as a member of the Board of Directors of Arhaus, LLC since 2014, and joined the Board of Directors of the predecessor of Arhaus, LLC in 2001. Mr. Beargie served as a CPA for Card, Palmer, Sibbison & Co. from 2015 until his retirement in 2023. Mr. Beargie was Chief Financial Officer and Administrative Vice President of Arhaus from 1987 to 1997.

We believe Mr. Beargie is qualified to serve on our Board of Directors because of his extensive experience in accounting and finance and his familiarity with the Company as its former Chief Financial Officer.

**Gary Lewis**               **Age: 66**        **Director Since 2021**

Gary Lewis has served as a member of our Board since 2021, served as a member of the Board of Directors of Arhaus, LLC since January 2014, and joined the Board of Directors of the predecessor to Arhaus, LLC in September 2013. Mr. Lewis has been a principal at GLA Real Estate since 2013. Prior to his role at GLA Real Estate, Mr. Lewis was Senior Executive Vice President and President of the Mall Leasing Division at Simon Property Group from 1986 to 2013. Mr. Lewis also guest teaches in the Ring Distinguished Speakers series in the Bergstrom Center for Real Estate in the Warrington College of Business Administration at the University of Florida and is a member of the International Council of Shopping Centers (ICSC).

We believe Mr. Lewis is qualified to serve on our Board of Directors because of his substantial experience in retail real estate, including the representation of landlords and tenants in lease negotiations, and experience leading and overseeing new construction, renovations, and expansions of retail and mixed-use projects.

**Executive Officers**

**John Reed**               **Age: 70**        **Chief Executive Officer Since 2021**

John Reed co-founded Arhaus in 1986 and has served on the Board of Directors of Arhaus, LLC since its formation in December 2013, and served as our Chief Executive Officer from January 1997 through December 2015 and since February 2017 through present, through the transition into Arhaus, Inc.

**Jennifer Porter**               **Age: 43**        **Chief Marketing and eCommerce Officer Since 2021**

Jennifer Porter has served as our Chief Marketing and eCommerce Officer since 2021 and served in the same role with Arhaus, LLC since September 2019. Ms. Porter previously served as Head of Marketing at Anthropologie from 2018 to 2019. Prior to that, Ms. Porter served in various marketing roles such as Head of Marketing, Director of Global Marketing, and Director of International Marketing at Forever 21 from 2014 to 2018.

**Kathy Veltri**               **Age: 63**        **Chief Retail Officer Since 2021**

Kathy Veltri has served as our Chief Retail Officer since 2021 and served in the same role with Arhaus, LLC since March 2019. Ms. Veltri previously served as Senior Vice President of Retail Operations since 2017. Prior to that, Ms. Veltri served as Executive Vice President of Sales at Gardner White from 2015 to 2016 and was President of Thomasville, a division of Furniture Brands, from 2013 to 2014. Previously, Ms. Veltri worked at Arhaus as SVP of Retail Operations and Marketing from 2006 to 2013.

**Venkat Nachiappan**        **Age: 49**        **Chief Information Officer Since 2021**

Venkat Nachiappan has served as our Chief Information Officer since May 2021. Prior to joining Arhaus, he was with J Crew, Inc. from 2017 to 2021, where he also served as Vice President, Enterprise Systems, from 2017 to 2019, Senior Vice President, Enterprise Systems, from 2019 to 2020, and Senior Vice President, Enterprise Systems, Stores Systems and Analytics from 2020 to 2021. Mr. Nachiappan was Vice President, Enterprise Applications & Reporting Systems with Ann, Inc. from 2015 to 2017, having joined Ann, Inc. in 2013.

**Lisa Chi**               **Age: 50**        **Chief Merchandising Officer Since 2021**

Lisa Chi has served as our Chief Merchandising Officer since July 2021. Ms. Chi previously served as a Consultant in merchandising and product development at Arhaus, LLC from March 2021 to June 2021. Prior to that, Ms. Chi served as Senior Vice President of Merchandising, Inventory Management, Procurement and Quality, RH Shanghai, and RH Manufacturing at Restoration Hardware from March 2017 to June 2020. Previously, Ms. Chi served as Senior Vice President and General Merchandise Manager of Stores, Digital, and Catalog at Talbots from July 2014 to March 2016.

**Item 11. Executive Compensation**

All information required to be reported under this item will be included in our proxy statement for our 2025 Annual Meeting of Stockholders, and all of that information is incorporated in this item by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

All information required to be reported under this item will be included in our proxy statement for our 2025 Annual Meeting of Stockholders, and all of that information is incorporated in this item by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

All information required to be reported under this item will be included in our proxy statement for our 2025 Annual Meeting of Stockholders, and all of that information is incorporated in this item by reference.

**Item 14. Principal Accountant Fees and Services**

All information required to be reported under this item will be included in our proxy statement for our 2025 Annual Meeting of Stockholders, and all of that information is incorporated in this item by reference.

## Part IV

**Item 15. Exhibits and Financial Statement Schedules**

(a)  The following documents are filed as part of this Annual Report on Form 10-K:

**1. Consolidated Financial Statements**
The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm (PCAOB ID: 238) on Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023

Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, December 31, 2023 and December 31, 2022

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024, December 31, 2023 and December 31, 2022

Consolidated Statements of Cash Flows for the years December 31, 2024, December 31, 2023 and December 31, 2022

Notes to the Consolidated Financial Statements

**2. Financial Statement Schedules**
Separate financial statement schedules have been omitted either because they are not applicable or because the required information is included in the consolidated financial statements or notes described in Item 15(a) (1) above.

**3. Exhibits**
The Exhibits listed in the accompanying index to exhibits, are filed or incorporated by reference as part of this Annual Report on Form 10-K.

| Exhibit No. | Description | Filings Referenced for Incorporation by Reference |
|---|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Arhaus, Inc. | Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 10, 2021. |
| 3.2 | Amended and Restated Bylaws of Arhaus, Inc. | Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on November 10, 2021. |
| 4.1 | Specimen Stock Certificate evidencing the shares of Class A common stock. | Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A (File No. 333-260015), filed on November 3, 2021. |
| 4.2 | Description of Capital Stock. | Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. |

| 4.3 | Registration Rights Agreement, dated as of November 8, 2021, among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., Starrett Family Trust, Dated 4-11-99, Norman S. Matthews, Gregory M. Bettinelli, John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019. | Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-268959), filed on December 22, 2022. |
|---|---|---|
| 10.1 | Form of Indemnification Agreement entered into between Arhaus, Inc. and each of its directors. | Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A (File No. 333-260015), filed on October 27, 2021. |
| 10.2# | 2021 Equity Incentive Plan, effective November 8, 2021. | Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1/A (File No. 333-260015), filed on November 3, 2021. |
| 10.3# | Form of Notice of Award (Restricted Stock Unit and Performance Share Unit). | Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2022. |
| 10.4# | Form of Performance Share Unit Award Agreement. | Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2022. |
| 10.5# | Form of Restricted Stock Unit Award Agreement. | Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2022. |
| 10.6# | Form of Director Restricted Stock Unit Award Agreement. | Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2022. |
| 10.7# | Employment Letter (Dawn Phillipson). | Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-260015), filed on October 4, 2021. |
| 10.8# | Employment Letter (Kathy Veltri). | Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-260015), filed on October 4, 2021. |
| 10.9# | Employment Letter (Dawn Sparks). | Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-260015), filed on October 4, 2021. |

| 10.10# | Employment Letter (Jennifer Porter). | Incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-260015), filed on October 4, 2021. |
|---|---|---|
| 10.11# | Employment Letter (Lisa Chi). | Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-260015), filed on October 4, 2021. |
| 10.12# | Employment Letter (Venkat Nachiappan). | Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-260015), filed on October 4, 2021. |
| 10.14 | Credit Agreement, dated November 8, 2021, among Arhaus, Inc., certain subsidiaries of Arhaus, Inc., as the Guarantors, Bank of America, N.A., as the Administrative Agent, the L/C Issuer, and the Swingline Lender, and the lenders party thereto. | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 10, 2021. |
| 10.15 | First Amendment to Credit Agreement and Increase Agreement, dated December 9, 2022, among Arhaus, Inc., the Guarantors party thereto, Bank of America, N.A., as the Administrative Agent, the L/C Issuer, and the Swingline Lender, and the Lenders (including the Increasing Lender) party thereto. | Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2022. |
| 10.16 | Second Amendment to Credit Agreement, dated as of August 30, 2024, among Arhaus, Inc., the Guarantors party thereto, the Lenders party thereto, and Bank of America, N.A., as the Administrative Agent, the L/C Issuer, and the Swingline Lender. | Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2023. |
| 10.17 | Consulting Agreement, dated November 29, 2023, among Arhaus, LLC and Gary Lewis dba Gary Lewis & Associates. | Incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023. |
| 19.1 | Insider Trading Policy | Filed herewith. |
| 21.1 | List of subsidiaries. | Filed herewith. |
| 23.1 | Consent of PricewaterhouseCoopers LLP. | Filed herewith. |
| 24.1 | Power of Attorney. | Included on signature page of this Annual Report on Form 10-K. |
| 31.1 | Certificate of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | Filed herewith. |
| 31.2 | Certificate of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | Filed herewith. |
| 32.1* | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | Furnished herewith. |
| 32.2* | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | Furnished herewith. |

| 97.1 | Compensation Recovery Policy | 97 | Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023. |
| 101.INS | XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document). | | Filed herewith. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. | | Filed herewith. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. | | Filed herewith. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. | | Filed herewith. |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. | | Filed herewith. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. | | Filed herewith. |
| 104 | Cover Page with Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101). | | Filed herewith. |

_____

\#    Indicates management contract or compensatory plan

\*    The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates them by reference.

**Item 16. Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ARHAUS, INC.**

Date: February 26, 2025

By: /s/ John Reed

Name: John Reed

Title: Chief Executive Officer

## POWER OF ATTORNEY

Each of the undersigned officers and directors of Arhaus, Inc. hereby constitutes and appoints John Reed and Christian Sedor, and each of them any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K, and any and all amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ John Reed<br>John Reed | Chief Executive Officer and Director (Principal Executive Officer) | February 26, 2025 |
| /s/ Christian Sedor<br>Christian Sedor | Chief Accounting Officer (Acting Principal Financial Officer; Principal Accounting Officer) | February 26, 2025 |
| /s/ Albert Adams<br>Albert Adams | Director | February 26, 2025 |
| /s/ Bill Beargie<br>Bill Beargie | Director | February 26, 2025 |
| /s/ Rick Doody<br>Rick Doody | Director | February 26, 2025 |
| /s/ Andrea Hyde<br>Andrea Hyde | Director | February 26, 2025 |
| /s/ John Kyees<br>John Kyees | Director | February 26, 2025 |
| /s/ Gary Lewis<br>Gary Lewis | Director | February 26, 2025 |
| /s/ John M. Roth<br>John M. Roth | Director | February 26, 2025 |
| /s/ Alexis DePree<br>Alexis DePree | Director | February 26, 2025 |
| /s/ Stuart Burgdoerfer<br>Stuart Burgdoerfer | Director | February 26, 2025 |

# EXECUTIVE MANAGEMENT

**JOHN REED**
Founder, Chairman & Chief Executive Officer

**LISA CHI**
Chief Merchandising Officer

**VENKAT NACHIAPPAN**
Chief Information Officer

**JENNIFER PORTER**
Chief Marketing & eCommerce Officer

**KATHY VELTRI**
Chief Retail Officer

# BOARD OF DIRECTORS

**JOHN REED**
Founder, Chairman & Chief Executive Officer

**ALBERT ADAMS**
Director, Chair of Compensation Committee

**BILL BEARGIE**
Director

**STUART BURGDOERFER**
Director

**ALEXIS DEPREE**
Director, Chair of Technology Committee

**RICK DOODY**
Director

**ANDREA HYDE**
Director, Chair of Nominating &
Corporate Governance Committee

**JOHN KYEES**
Director, Chair of Audit Committee

**GARY LEWIS**
Director, Chair of Real Estate Committee

**JOHN M. ROTH**
Director

# CORPORATE INFORMATION

**CORPORATE HEADQUARTERS**
51 E. Hines Hill Road
Boston Heights, Ohio 44236
www.arhaus.com

**ANNUAL MEETING**
Thursday, May 15, 2025
9:00 a.m. Eastern Time
Virtual Meeting

All stockholders as of March 17, 2025 and their duly appointed
proxies are invited to attend.

**STOCK LISTING**
Our Class A Common Stock is listed on the NASDAQ Global
Select Market under the symbol ARHS.

**TRANSFER AGENT**
Equiniti Trust Company, LLC
800.937.5449

**INDEPENDENT AUDITORS**
PricewaterhouseCoopers LLP

**ANNUAL REPORT ON FORM 10-K**
The Company's Annual Report on Form 10-K and other financial
reports and filings with the U.S. Securities and Exchange
Commission, news releases and other information are available
free of charge on the Investor Relations section of our website
at: ir.arhaus.com or by contacting our Investor Relations
department. The Form 10-K is part of this document.

**INVESTOR RELATIONS**
Tara Atwood, Vice President, Investor Relations
51 E. Hines Hill Road
Boston Heights, Ohio 44236
invest@arhaus.com

**FORWARD-LOOKING STATEMENTS**
This annual report contains forward-looking statments. For a
description of risks and uncertainties that could cause actual
results to differ from anticipated results please see the "Forward-
Looking Statements" and "Risk Factors" sections of our Annual
Report on Form 10-K.



# ARHAUS®

## QUALITY. HERITAGE. HOME.